IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


07076155

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


PROCESSING
SEP 2 7 2007
SECTION

Kaiser Federal Financial Group, Inc.
(Exact Name of Registrant as Specified in Charter)

0001412109
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

PRO FORMA VALUATION REPORT

KAISER FEDERAL FINANCIAL GROUP, INC.

HOLDING COMPANY FOR
KAISER FEDERAL BANK
Covina, California

Dated As Of:
August 31, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

August 31, 2007

Boards of Directors
K-Fed Mutual Holding Company
K-Fed Bancorp
Kaiser Federal Bank
1359 North Grand Avenue, Suite 200
Covina, California 91724

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Kaiser Federal Financial Group, Inc., Covina, California ("Kaiser Federal Financial" or the "Company"), previously known as K-Fed Bancorp ("K-Fed"), in connection with the mutual-to-stock conversion of K-Fed Mutual Holding Company (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 63.53% of the common stock of K-Fed (the "MHC Shares"), the mid-tier holding company for Kaiser Federal Bank, Covina, California (the "Bank"). The remaining 36.47% of K-Fed's common stock is owned by public stockholders. K-Fed, which completed its initial public stock offering in March 2004, owns 100% of the common stock of the Bank. It is our understanding that K-Fed will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Plan of Conversion and Stock Issuance

On June 28, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
E-Mail: mail@rpfinancial.com

will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company named Kaiser Federal Financial Group, Inc., (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of August 31, 2007, the MHC's ownership interest in Kaiser Federal Financial approximated 63.53%. The Company will also issue shares of its common stock to the public stockholders of Kaiser Federal Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued shares of Kaiser Federal Financial common stock as owned immediately prior to the conversion. As of August 31, 2007, the public stockholders' ownership interest in Kaiser Federal Financial approximated 36.47%.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Kaiser Federal Financial, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Kaiser Federal Financial, the Bank and the MHC that has included a review of audited and unaudited financial information for fiscal years ended June 30, 2003 through 2007. In addition, we have conducted due diligence related discussions with Kaiser Federal Financial's management; Crowe Chizek and Company LLC, the Company's independent auditor; Luse, Gorman Pomerenk and Schick, the Company's legal counsel for the stock conversion counsel; and Keefe, Bruyette & Woods, Kaiser Federal Financial's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Kaiser Federal Financial operates and have assessed Kaiser Federal Financial's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Kaiser Federal Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion on Kaiser Federal Financial's operating characteristics and financial performance as they relate to the pro forma market value of Kaiser Federal Financial. We have analyzed the assets held by the MHC, which will be consolidated with Kaiser Federal Financial's assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Kaiser Federal Financial's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Kaiser Federal Financial's representation that the information contained in the regulatory applications and additional information furnished to us by Kaiser Federal Financial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Kaiser Federal Financial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Kaiser Federal Financial. The valuation considers Kaiser Federal Financial only as a going concern and should not be considered as an indication of Kaiser Federal Financial's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Kaiser Federal Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Kaiser Federal Financial's stock alone. It is our understanding that there are no current plans for selling control of Kaiser Federal Financial following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Kaiser Federal Financial's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC's ownership interest in Kaiser Federal Financial, and (2) exchange shares issued to existing public shareholders of Kaiser Federal Financial, was $204,628,080 at the midpoint, equal to 20,462,808 shares at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Supermaximum	27,062,063	17,192,500	9,869,563	1.9401
Maximum	23,532,229	14,950,000	8,582,229	1.6870
Midpoint	20,462,808	13,000,000	7,462,808	1.4670
Minimum	17,393,386	11,050,000	6,343,386	1.2469
Distribution of Shares				
Supermaximum	100.00%	63.53%	36.47%	
Maximum	100.00%	63.53%	36.47%	
Midpoint	100.00%	63.53%	36.47%	
Minimum	100.00%	63.53%	36.47%	
Aggregate Market Value(1)				
Supermaximum	$270,620,630	$171,925,000	$98,695,630	
Maximum	235,322,290	149,500,000	85,822,290	
Midpoint	204,628,080	130,000,000	74,628,080	
Minimum	173,933,860	110,500,000	63,433,860	

(1) Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Kaiser Federal Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Kaiser Federal Financial equal to

63.53% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of Kaiser Federal Financial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.2469 shares, 1.4670 shares, 1.6870 shares and 1.9401 shares of newly issued shares of Kaiser Federal Financial stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Kaiser Federal Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Kaiser Federal Financial as of June 30, 2007, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Kaiser Federal Financial and the exchange of the public shares for newly issued shares of Kaiser Federal Financial common stock as a full public company was determined independently by the Boards of Directors of the MHC, Kaiser Federal Financial and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Kaiser Federal Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Kaiser Federal Financial's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
KAISER FEDERAL FINANCIAL GROUP, INC.
Covina, California

TABLE OF CONTENTS
KAISER FEDERAL FINANCIAL GROUP, INC.
Covina, California
(continued)

DESCRIPTION	***PAGE NUMBER***

CHAPTER FOUR **VALUATION ANALYSIS**

LIST OF TABLES
KAISER FEDERAL FINANCIAL GROUP, INC.
Covina, California

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Kaiser Federal Bank ("Kaiser Federal" or the "Bank") is a federally-chartered stock savings bank which conducts operations through its executive offices in Covina, California, and eight branch offices, seven of which are in southern California (Los Angeles, San Bernardino, and Riverside Counties), and one of which is located in Santa Clara in the San Francisco Bay area (Santa Clara County). Three of the nine locations are full service branches and the other six locations are financial service centers. Four of these financial service centers were opened from March 2006 through October 2006 in Bellflower, Harbor City, Los Angeles, and Riverside. Certain of the locations reflect, in part, the former credit union roots and the location of Kaiser Permanente Medical Care Program employees or physicians. The Bank also employs a variety of alternative delivery channels, including 54 ATMs (many of which are remotely located in Kaiser Permanente health care facilities), online banking with bill pay service, audio response, and a telephone call center.

Former Credit Union Operations

Kaiser Federal was originally chartered in 1953 as "Kaiser Foundation Hospital Employees Federal Credit Union," serving the Los Angeles, San Pedro and Santa Monica employees of the hospital, clinic and KABAT-Kaiser Institute. Over the years, the Board of Directors made strategic decisions to increase the membership potential by adding other Kaiser health facilities and merging with a smaller Kaiser credit union in Northern California. Over the years, Kaiser Federal evolved into a full-service multi-branch financial institution operating through retail branches and remote ATMs located in both southern and northern California, and subsequently changed its name to Kaiser Permanente Federal Credit Union. The conversion to a federal mutual savings bank was completed in November 1999 (the "Charter Conversion"), when it adopted the current name and at which time it became subject to income taxes.

The objective of the Charter Conversion was to enhance long-term viability by expanding the field of membership to the local community. Furthermore, as a credit union the loans/deposits ratio was historically low as the loan demand by depositors was relatively low. The Board sought to change the charter to become a more active lender in the local community.

Post-Charter Conversion Operations

The Bank's post Charter Conversion operations have been characterized by relatively strong growth in loans and deposits, with much of the loan growth attributable to affiliate relationships. The loan growth has featured expanded lending authority, as evidenced in the growth of permanent residential mortgages and commercial and multi-family loans ("income property loans").

Since the Charter Conversion, the Bank has been regulated by the Office of Thrift Supervision ("OTS"). The Bank is currently a member of the Federal Home Loan Bank ("FHLB") system. The Bank's deposits are insured up to the regulatory maximums by the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC").

Kaiser Federal reorganized into a mutual holding company ("MHC") structure in July 2003, and no stock was issued publicly at the time. Simultaneous with the MHC reorganization and formation of K-Fed Mutual Holding Company (the "MHC"), a wholly-owned mid-tier stock holding company was formed, K-Fed Bancorp ("K-Fed"), and Kaiser Federal became a wholly-owned stock subsidiary of K-Fed. The MHC and K-Fed were both capitalized with $50,000 in cash concurrent with their formation.

On March 30, 2004, K-Fed completed a minority stock offering in which it sold 5,686,750 shares, or 39.09% of total shares to eligible depositors and the Employee Stock Ownership Plan ("ESOP"). The remaining 8,861,750 outstanding shares of K-Fed's common stock were issued to the MHC. Since the initial public offering ("IPO") K-Fed has declared eleven quarterly stock dividends and has repurchased 775,815 publicly-held shares through three stock repurchase programs.

At June 30, 2007, K-Fed had total assets of $799.6 million, deposits of $494.1 million and equity of $92.3 million, or 11.6% of total assets. As of this date, approximately 39.5% of K-Fed's deposits were from customers who are employed by the Kaiser Permanente Medical Care

Program. Audited financial statements for the most recent period are included by reference as Exhibit I-1 and key operating ratios are set forth in Exhibit I-2.

Plan of Conversion and Reorganization

On June 28, 2007, K-Fed announced that the Boards of Directors of the MHC, K-Fed and the Bank unanimously adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which K-Fed will convert from the two-tier MHC structure to the full stock holding company structure and concurrently conduct a second-step conversion offering ("Second Step Conversion" or "Offering") that will represent the MHC's ownership interest in K-Fed. As of June 30, 2007, the MHC's ownership interest in K-Fed approximated 63.5%. Pursuant to the plan of conversion, K-Fed, which owns 100% of the Bank, will be succeeded by a new federally chartered stock corporation named Kaiser Federal Financial Group, Inc. ("Kaiser Federal Financial" or the "Company"). The Company will also issue exchange shares of its common stock to the public shareholders pursuant to an exchange ratio that will result in the same 36.5% aggregate ownership percentage as immediately before the Offering.

Purpose of the Reorganization

The Second Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of Kaiser Federal Financial in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity will provide a larger capital base for continued growth and diversification, as well as increase the lending capability and loans to one borrower limit. Future growth opportunities are expected through the current branch network as well as through de novo branching in the regional markets served. Additionally, the Company anticipates that growth opportunities will result from regional bank consolidation in the local market and the resulting fallout of customers who are attracted to Kaiser Federal Financial's customer service and products and services. The MHC structure has limited the opportunity to acquire other institutions – so the Second Step Conversion should facilitate the Company's ability to pursue such acquisitions through increased capital as well as the ability to use common stock as merger consideration. Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock.

The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into investment securities consistent with the Bank's current composition (i.e., U.S. government and agency securities and high quality mortgage-related securities with laddered maturities and durations typically no longer than five years). Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- The Bank. The balance of the net offering proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer term deployment, i.e., funding lending activities, purchasing mortgage backed securities ("MBS"), general corporate purposes and/or expansion and diversification.

The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, growing primarily through the current delivery channels. If appropriate, Kaiser Federal Financial may also consider various capital management strategies to assist in the long-run objective of increasing return on equity.

Strategic Overview

Throughout much of its corporate history, Kaiser Federal Financial's strategic focus was on serving its historical credit union field of membership. However, the Charter Conversion was undertaken to broaden the traditional customer base beyond the Kaiser Permanente Medical Program with the objective of enhancing future growth prospects while mitigating the risk exposure related to conducting businesses with a limited customer base tied to a single employer. The Company has been generally successful in such customer diversification initiatives through de novo branching, establishing a network of remote ATMs, broadening lending programs (including originations and purchases), emphasizing marketing and competitive pricing strategies and pursuing strategic affiliations to increase loan volume.

Prior to the Charter Conversion, the deposit balances attributable to Kaiser Permanente employees accounted for 50% of total deposits. As of June 30, 2007, having more than doubled in size, the proportion of deposits from Kaiser Permanente employees has diminished to 39.5%, which illustrates the success of its customer diversification strategy. The loan customer diversification is directly attributable to the active purchases of 1-4 family and multi-family mortgage loans from other regional lenders. As the credit union lending restrictions were removed, the Company commenced an active program of originating (or purchasing) loans to non-customers. This loan customer diversification has lessened the Company's credit risk profile directly linked to the employee concentration with Kaiser Permanente. As of June 30, 2007, 63% of account holders are current Kaiser Permanente employees; 19% are former Kaiser Permanente employees; and 18% are new community accounts.

The ability to market to a broader customer base (both from an employer and geographic perspective) and the ability to offer an expanded line of products, particularly in the mortgage area, have contributed to the Company's asset and loan growth, which have equaled 16.5% and 15.7%, respectively, since the end of fiscal 2003. Additionally, the Charter Conversion enhanced the ability to expand deposits, loans and assets. Such expansion, coupled with the additional capital from the Minority Stock Issuance, have led to earnings growth for the Company, notwithstanding a highly competitive environment as well as spread compression attributable to a flat yield curve.

The current operating strategy is designed to take advantage of the broad geographic footprint encompassed by Kaiser Federal Financial's offices and the remote ATMs from Southern California extending up through the San Francisco Bay area. The Company's strong loan growth in recent years has been largely attributable to the purchase of loans secured by 1-4 family mortgage loans, whereby the servicing rights have been retained by the seller. Such purchases have generally consisted of loans acquired from major financial institutions or mortgage banking companies and have been comprised of adjustable rate or hybrid loans (i.e., loans which are adjustable for the first 3 or 5 years of the loan and adjustable thereafter). The Company's internally originated 1-4 family mortgages have been relatively limited, and have generally consisted of longer-term fixed rate mortgages, typically with maturities ranging from 15 to 30 years. However, over the past few years, the Company has been purchasing longer term-fixed rate mortgages. The focus of Kaiser Federal Financial's mortgage lending encompasses the originations and purchases of both residential (i.e., secured by 1-4 family properties) and multi family residential loans and to a lesser extent the originations and purchases of commercial real estate loans. At June 30, 2007, the Company's real estate loan portfolio totaled $635.4 million, or 90.5% of the gross loan portfolio. Purchased real estate loans as of the same date totaled $406.5 million, or 64.0% of the real estate loan portfolio. The Company also employs a staff of commercial loan officers who originated all of the Company's commercial and multi-family mortgage loan volume in fiscal 2007. The Company has limited the cost of loan originations by relying heavily on purchased and/or broker sourced loans, particularly with respect to residential loans. All originated as well as purchased loans are underwritten internally pursuant to the Company's board approved underwriting guidelines.

The Company's strong deposit growth reflects the success of its premium pricing strategy. The premium deposit pricing has facilitated growth and enabled the Company to limit "brick and mortar" expense (including investment in systems) – the success of this strategy is underscored by the fact that only three of its offices are full service. The Company's growth in fiscal 2004 is attributed to a significant amount of short-term deposit growth experienced during the second and third quarters in connection with the initial stock offering, as well as a new branch location that was acquired with the purchase of the Panorama City branch of Pan American Bank. The acquired deposits from Pan American Bank totaled $61.2 million. Total deposits declined slightly in 2006, but grew 6.6% in 2007 to the highest balance over the past five years.

The Company's balance sheet growth has been partially funded by FHLB advances, which at June 30, 2007 totaled $210 million. All of the Company's borrowed funds have fixed rates and have been used to fund both wholesale leveraging as well as increases in loan origination and purchase volume. Following the Second Step Conversion, the Company may use additional borrowings to facilitate additional wholesale to improve earnings and return on equity. To the extent additional borrowings are utilized by the Company, FHLB advances would likely continue to be the principal source of such borrowings, followed by reverse repurchase agreements.

The Company's earnings are largely dependent upon net interest income and operating expense levels, as sources of non-interest operating income remain relatively limited. Core earnings have generally been trending upward as the Company benefited from loan growth funded through a mix of deposits and borrowed funds as well as the net reinvestment benefit from the proceeds raised in the 2004 minority stock issuance.

The Company maintains nine branch offices, six of which are financial service centers (or "cashless" branches). In addition, the Company employs a variety of alternative delivery systems, particularly technology-oriented systems, which are designed to minimize overhead costs, provide convenient around-the-clock access for customers and increase profitability through continued balance sheet growth. The Company has significantly expanded its retail footprint through its network of 54 ATMs, the majority of which are remote locations. The Company maintains its own web site, and utilizes such technology to communicate key information to its customers. The Company provides the ability for online banking, which includes cash management and online bill payment. The Company's 24-hour telephone banking system provides access to account information and numerous banking functions. Remote access methods, such as the ATM network, audio response unit, call center, and online banking/bill payer continue to process over 90% of the Company's customer transactions. Branches and financial service centers strategically located for the Company's markets provide touchstones to attract new account holders and facilitate transactions that cannot be completed electronically.

While Kaiser Federal recognized certain benefits as a credit union including its non-taxable status and strong corporate ties, that charter limited the types of products and services it could offer and to whom. Prior to the Charter Conversion, the Company had developed a niche in mortgage lending but was limited in its ability to expand such lending operations beyond the field of membership. Today, the Company has the ability to serve the local community and offer a more diverse array of products and services. Kaiser Federal offers a wide array of banking services including savings, certificate and checking accounts, ATM and debit cards, wire transfers, online banking, fixed or adjustable-rate mortgage loans on residential, multifamily and commercial properties as well as consumer loans. The post-offering business strategy employed by the Company will continue to be to provide quality service, charge limited fees, pay highly competitive rates on savings, and charge equitable loan rates.

Balance Sheet Trends

Growth Trends

Over the last five fiscal years, the Company has implemented a strategy of growth and expansion, realized both through internal growth at existing branches, the acquisition of one branch in Panorama City in fiscal 2004, and the establishment of four financial service centers in the first three quarters of 2006. The impetus for the balance sheet growth in the 2000 to 2004 period primarily included a strategic intent to grow and diversify the customer base. More recently, since the minority stock issuance completed in 2004, the Company has been seeking to grow the balance sheet with the objective of increasing earnings per share and long-term shareholder value.

This growth and expansion strategy is evidenced in the summary balance sheet data set forth in Table 1.1, which shows that total assets increased 16.5% annually from $433.8 million at the end of fiscal 2003, to $799.6 million for fiscal 2007. The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 9.3% since 2003. Borrowings have also increased reflecting certain asset/liability ("A/L") management strategies and wholesale leveraging opportunities. In the future, the Company expects to continue to utilize FHLB advances and reverse repurchase agreements in several ways: (1) as an alternative source of liquidity to fund loan and other balance sheet growth; and (2) in connection with potential leveraging and/or interest rate risk management strategies, particularly if the yield curve steepens.

Annual equity growth equaled 27.1% since the end of fiscal 2003, with the expanded equity base primarily reflecting the impact of retained earnings over the period and the minority stock issuance completed in fiscal 2004. Since the end of fiscal 2004, equity has increased from $89.1 million to $92.3 million which is attributable to retained earnings exceeding dividend payments and stock repurchases for the period. Coupled with moderate balance sheet growth

Table 1.1
Kaiser Federal Financial Group, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)

	As of the Fiscal Year Ended June 30,										Compounded Annual Growth Rate
	2003		2004		2005		2006		2007		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:											
Assets	$433,753	100.00%	$584,422	100.00%	$639,882	100.00%	$738,899	100.00%	$799,625	100.00%	16.52%
Cash and Cash Equivalents	16,190	3.73%	12,158	2.08%	17,315	2.71%	25,579	3.46%	26,732	3.34%	13.36%
Loans Receivable (net)	389,640	89.83%	496,206	84.91%	537,567	84.01%	634,093	85.82%	699,143	87.43%	15.74%
Investment Securities - AFS	0	0.00%	21,003	3.59%	18,848	2.95%	11,289	1.53%	13,579	1.70%	N.M
Investment Securities - HTM	14,247	3.28%	41,361	7.08%	30,834	4.82%	24,738	3.35%	21,096	2.64%	10.31%
Other Investments	6,437	1.48%	2,970	0.51%	9,010	1.41%	9,010	1.22%	2,970	0.37%	-17.58%
FHLB Stock	2,602	0.60%	3,290	0.56%	4,027	0.63%	8,746	1.18%	9,870	1.23%	39.56%
Goodwill and Core Deposit Intangible	0	0.00%	0	0.00%	4,518	0.71%	4,387	0.59%	4,273	0.53%	N.M
BOLI	0	0.00%	0	0.00%	10,089	1.58%	10,514	1.42%	10,954	1.37%	N.M
Deposits	346,239	79.82%	422,953	72.37%	475,792	74.36%	463,454	62.72%	494,128	61.79%	9.30%
Borrowed Funds	50,000	11.53%	70,000	11.98%	70,777	11.06%	179,948	24.35%	210,016	26.26%	43.16%
Total Equity	35,395	8.16%	89,116	15.25%	90,760	14.18%	92,657	12.54%	92,317	11.55%	27.08%
Tangible Equity	35,395	8.16%	89,116	15.25%	86,242	13.48%	88,270	11.95%	88,044	11.01%	25.59%
Loans/Deposits		113.29%		118.10%		113.83%		138.71%		143.49%	
Number of Full Service Offices		2		2		3		3		3	
Number of Financial Service Centers		2		2		2		4		6	

Source: Kaiser Federal Financial Group, Inc.'s prospectus.

achieved over the period, the equity-to-assets ratio declined from 15.3% as of the end of fiscal 2004 (just after the 2004 minority stock issuance) to 11.6% as of the end of fiscal 2007. Going forward, the post-offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment and leveraging of the offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Since a substantial portion of the Company's recent growth has been facilitated through originated loans sourced from third parties who retain the servicing rights, the Company has limited contact with many of its new borrowers; thus, cross-selling opportunities are more limited than if such loans had been self originated. From a funding perspective, the Company has been pricing certain deposits at a premium. Thus, some of the Company's newer depositors include a number of rate-based customers, which again provide limited opportunity for cross-selling, particularly for those depositors who are located outside the Company's market area. These characteristics will be considered in the pricing section.

Loans Receivable

The Company's lending strategy has primarily emphasized real estate lending, primarily 1-4 family residential mortgage loans and, to a lesser extent, income property loans. Kaiser Federal Financial's loan portfolio composition as of June 30, 2007 underscores such emphasis – permanent first mortgage loans secured by 1-4 family residential properties totaled $469.5 million, equal to 66.9% of gross loans, while multi-family and commercial real estate loans totaled $165.9 million, equal to approximately 23.6%. Consumer loans equaled 9.5% of gross loans.

The majority of the Company's 1-4 family residential mortgage loans conform to standards set by either Freddie Mac or Fannie Mae. Most non-conforming residential loans are non-conforming as to the loan amount (i.e., jumbo loans), while otherwise meeting the agency credit criteria. The majority of the Company's 1-4 family mortgage loans are purchased from financial institutions and mortgage bankers. Purchased residential mortgage loans have typically been variable rate or hybrid ARMs (i.e., fixed for a period of up to 5 years and adjustable thereafter), however in recent years have also included 15 and 30 year fixed rate loans. Specifically, during fiscal 2007, the Company only purchased fixed rate 1-4 family residential mortgage loans.

The majority of the loans that are purchased are acquired with servicing released to allow for greater investments in real estate lending without having to significantly increase the Company's servicing and operations costs. Internal originations have been relatively modest in comparison to the purchase volume in recent years.

The Company's multi-family and commercial mortgage lending has been conducted in California, particularly Southern California. Such loans are typically offered with adjustable rates, which adjust based on a U.S. Treasury index (typically the one year CMT) but which may be fixed for the first 3 or 5 years of the loan. Such loans typically possess maturities ranging up to 15 years, with amortization periods of up to 30 years. Income property loans are generated through an in-house staff of originators, as well as from the use of mortgage brokers. The Company retains a portion of the larger multi-family loans originated, and sells participations to manage the exposure to any one borrower.

Cash, Investments and Mortgage-Backed Securities

Kaiser Federal Financial's preference is to deploy the majority of assets into loans while maintaining required liquidity. The Company anticipates initially reinvesting the net offering proceeds into investments with shorter maturities, pending longer-term deployment primarily into loans.

As of the end of fiscal 2007, the Company's portfolio of cash and liquidity investments totaled $29.7 million, or 3.7% of total assets. At this date, this portfolio was comprised of non-interest bearing cash and cash equivalents ($11.0 million); federal funds sold ($15.8 million), and interest-bearing deposits at other financial institutions ($3.0 million). All of the foregoing assets are considered to be cash or cash equivalents, and thus are not classified as available for sale ("AFS") or held to maturity ("HTM"). Additionally, the Company maintains a modest investment in FHLB stock with a book value of $9.9 million. See Exhibit I-3 for the investment portfolio composition.

The Company also maintains an investment portfolio of securities AFS and securities HTM. The securities classified as AFS consist primarily of mortgage-backed securities ("MBS") which totaled $13.6 million, equal to 1.7% of assets as of the end of fiscal 2007. The securities classified as HTM consists of both MBS and collateralized mortgage obligations ("CMO"), which totaled $21.1 million, or 2.6% of assets as of the end of fiscal 2007. It is management's intent to maintain comparatively modest MBS and CMO balances, however, in favor of loans.

Bank Owned Life Insurance

In April 2005, the Company purchased $10.0 million in bank owned life insurance ("BOLI") and, as of June 30, 2007, the balance of BOLI totaled $11.0 million, which reflects a modest increase owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Company's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to non-interest income on an annual basis.

Intangible Assets

The Company maintained goodwill and core deposit intangibles totaling $4.3 million, or 0.5% of assets, at the end of fiscal 2007, which consisted of $3.95 million of goodwill and $323,000 of core deposit intangibles ("CDI"). The intangible assets stem from the September 2004 acquisition of the Pan American Bank's Panorama City branch. The CDI is being amortized over approximately eight years on an accelerated basis and deducted for tax purposes over 15 years using the straight line method. The CDI will be fully amortized in approximately 2013. The goodwill is tested for impairment at least annually, and no impairment charges have been recorded to date.

Funding Structure

Retail deposits have generally met the substantial portion of the Company's funding needs supplemented with borrowed funds from the FHLB of San Francisco. The Bank is anticipating participating in a time deposit program with the State of California, which requires securities to be used as collateral..

The Company maintains a strong level of savings and transaction accounts, which totaled $255.4 million, or 51.7% of total deposits, as of the end of fiscal 2007. While savings and transaction accounts comprise the largest portion of deposits in aggregate, certificates of deposits ("CDs") comprise the single largest segment of deposits. CDs equaled $238.7 million, or 48.3% of total deposits at June 30, 2007. In comparison, non-interest-bearing checking, money market and passbook savings accounts equaled $43.2 million (8.7% of deposits), $75.6 million (15.3% of deposits), and $136.6 million (27.7% of deposits), respectively.

The Company has continually utilized borrowed funds over the last five fiscal years, with all of the borrowings consisting of FHLB advances. As of June 30, 2007, FHLB advances totaled $210.0 million, representing 26.3% of total assets. The Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings was attributable for efforts to fund loan growth, leverage equity and increase earnings. The Company may continue to utilize borrowings as a supplemental funding source in the future, generally on a short-to-intermediate term basis.

Equity

As a mutual institution, the Company's equity was primarily impacted by the level of earnings. With the completion of the minority stock issuance in March 2004, Kaiser Federal Financial's equity was more than doubled to $89.1 million, or 15.3% of assets as of June 30, 2004. Since fiscal year end 2004 of the limited increase in retained earnings has reflected the Company's capital strategies, including the payment of shareholder dividends and share repurchases. As a result, the Company's equity has only grown to $92.3 million, as of June 30, 2007, reflecting a 1.2% compounded annual rate of growth since the end of fiscal 2004. However, the equity ratio has declined since fiscal 2004 reflecting the impact of asset growth. The Bank maintained strong surpluses relative to its regulatory capital requirements at June 30, 2007, and thus qualified as a "well capitalized" institution. The offering proceeds will serve to further strengthen the Company's regulatory capital position and support further growth. As discussed previously, the post-offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the fiscal years ended 2003 to 2007. The Company's net earnings have increased to $4.7 million (0.61% of average assets) in fiscal 2007, from $2.4 million (0.68% of average assets) in fiscal 2003. Earnings have eased slightly from the nearly $5.0 million peak in fiscal 2005, or 0.82% of average assets.

Earnings were boosted in fiscal 2004 as a result of the balance sheet growth during the 12 month period, despite the narrowed spreads. The Company reported higher earnings in fiscal 2005, with profitability increasing to $5.0 million (0.82% of average assets), respectively, before slightly declining to $4.9 million (0.68% of average assets) in fiscal 2006 and declining to $4.7% (0.61% of average assets) for fiscal 2007. Peak earnings for fiscal 2005 is both the result of the net reinvestment benefit of the offering proceeds and continuing strong balance sheet growth. Earnings have since eased due to margin compression as balance sheet growth moderated and as the proportion of balance sheet funding was in the form of higher cost borrowings and CDs. Earnings in fiscal 2007 also benefited from the near elimination of the loss in equity investment. These trends are described more fully below.

Net Interest Income

Net interest income steadily increased over the fiscal 2003 to 2006 period, primarily reflecting from the minority stock issuance and the impact of balance sheet growth and the reinvestment of offering proceeds. However, there was a decline during the most recent fiscal year due to margin compression given the unfavorable yield curve environment. The yield-cost spreads are the result of several factors including the flattening yield curve experienced over the last several fiscal years as the Federal Open Market Committee ("FOMC") has increased the targeted Federal funds rate 17 times in 25 basis point increments while longer term interest rates

Table 1.2
Kaiser Federal Financial Group, Inc.
Historical Income Statements

	As of the Fiscal Year Ended June, 30									
	2003		2004		2005		2006		2007	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$20,444	5.70%	$22,037	4.03%	$28,168	4.62%	$35,821	4.94%	$41,166	5.34%
Interest Expense	(8,365)	-2.33%	(9,622)	-1.76%	(10,800)	-1.77%	(17,464)	-2.41%	(23,140)	-3.00%
Net Interest Income	$12,079	3.37%	$12,415	2.27%	$17,368	2.85%	$18,357	2.53%	$18,026	2.34%
Provision for Loan Losses	(1,124)	-0.31%	(483)	-0.09%	(406)	-0.07%	(652)	-0.09%	(529)	-0.07%
Net Interest Income after Provisions	$10,955	3.05%	$11,932	2.18%	$16,962	2.78%	$17,705	2.44%	$17,497	2.27%
Bank-Owned Life Insurance	-	0.00%	-	0.00%	89	0.01%	426	0.06%	439	0.06%
Other Operating Income	3,186	0.89%	3,402	0.62%	3,472	0.57%	3,588	0.49%	3,919	0.51%
Operating Expense	(9,772)	-2.72%	(10,000)	-1.83%	(12,041)	-1.98%	(13,476)	-1.86%	(14,518)	-1.88%
Net Operating Income	$ 4,369	1.22%	$ 5,334	0.98%	$ 8,482	1.39%	$ 8,243	1.14%	$ 7,337	0.95%
Loss on Equity Investment	$ -	0.00%	$ (173)	-0.03%	$ (505)	-0.08%	$ (588)	-0.08%	$ (99)	-0.01%
MHC Reorganization Expenses	(220)	-0.06%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total Non-Operating Income/(Expense)	$ (220)	-0.06%	$ (173)	-0.03%	$ (505)	-0.08%	$ (588)	-0.08%	$ (99)	-0.01%
Net Income Before Tax	$ 4,149	1.16%	$ 5,161	0.94%	$ 7,977	1.31%	$ 7,655	1.06%	$ 7,238	0.94%
Income Taxes	(1,710)	-0.48%	(1,993)	-0.36%	(2,980)	-0.49%	(2,726)	-0.38%	(2,534)	-0.33%
Net Income (Loss)	$ 2,439	0.68%	$ 3,168	0.58%	$ 4,997	0.82%	$ 4,929	0.68%	$ 4,704	0.61%
Estimated Core Net Income										
Net Income	$ 2,439	0.68%	$ 3,168	0.58%	$ 4,997	0.82%	$ 4,929	0.68%	$ 4,704	0.61%
Addback(Deduct): Non-Recurring (Inc)/Exp	220	0.06%	173	0.03%	505	0.08%	588	0.08%	99	0.01%
Tax Effect (1)	(90)	-0.03%	(71)	-0.01%	(208)	-0.03%	(242)	-0.03%	(41)	-0.01%
Estimated Core Net Income	$ 2,569	0.72%	$ 3,270	0.60%	$ 5,294	0.87%	$ 5,275	0.73%	$ 4,762	0.62%
Memo:										
Expense Coverage Ratio (2)	123.61%		124.15%		144.24%		136.22%		124.16%	
Efficiency Ratio (3)	64.02%		63.22%		57.78%		61.41%		66.16%	
Effective Tax Rate	41.22%		38.62%		37.36%		35.61%		35.01%	

(1) Based on an estimated effective tax rate of 41.1%.
(2) Net interest income divided by operating expenses.
(3) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

Source: Kaiser Federal Financial Group, Inc.'s prospectus.

have increased at a much more modest pace. Specifically, net interest income increased from $12.1 million in fiscal 2003 to a peak level of $18.4 million in fiscal 2006, before declining slightly to $18.0 million for the fiscal year 2007. The net interest income to average assets ratio has followed a somewhat different trend than the dollar amount, as described more fully below. After peaking at 3.37% for fiscal 2003, the net interest income ratio declined to 2.27% for fiscal 2004, which was caused by a temporary change in asset mix due to a significant amount of short-term deposit growth experienced during fiscal 2004 in connection with the initial stock offering, which were invested in low yielding Federal Funds, which were partially offset by lower levels of rates paid on deposits. The Company was able to recover somewhat into fiscal 2005, however, and since then, the adverse yield curve has resulted in two years of decline in the net interest income ratio.

The decline in the net interest income ratio primarily reflects several factors. First, with the charter conversion the Company began to expand mortgage lending, which has lower yields than the consumer lending historically emphasized. Moreover, loan yields have been adversely impacted by the high prepayment of purchased loans that were acquired at a premium (thus requiring the premium to be amortized). Additionally, some of the residential ARMs had low rates which initially provided a limited spread over the cost of funds. More recently, the Company's cost of funds has increased quickly as the growth objectives were realized through highly competitive pricing on selected deposit accounts and the increased funding with borrowings. Growth in net interest income was achieved in fiscal 2006 due to balance sheet growth notwithstanding ongoing spread compression. As noted, however, moderated growth and a continuing adverse yield curve in 2007 also led to a dollar decline in net interest income.

The Company's interest rate spreads (see Exhibit I-4) have declined modestly over the last three fiscal years, from 2.48% in fiscal 2005, to 2.17% in fiscal 2006, and diminishing still further to 1.87% in fiscal 2007. The spreads trends reflect the strategies and rate environment discussed above. The initial reinvestment of the offering proceeds should increase net interest income as the funds are reinvested, with longer-term earnings benefits realized through leveraging of the proceeds.

Loan Loss Provisions

Provisions for loan losses have historically reflected the large balance of consumer loans, particularly automobile loans. Loan loss provisions have moderated since the Charter Conversion and shift in lending strategy reflecting the high growth in mortgage loans and the lower concentration of consumer lending. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies. For the fiscal year 2007, loan loss provisions totaled $529,000, or 0.07% of average assets.

Non-Interest Income

While non-interest income has increased over the last five fiscal years, the contribution to profitability has diminished. Specifically, non-interest income increased from $3.2 million (0.89% of average assets) in fiscal 2003, to $4.4 million (0.57% of average assets) for fiscal 2007. The largest component of the Company's non-interest income consists of deposit service charges and fees earned on transaction accounts. Other components of non-interest income include returns on the investment in BOLI, which commenced late in fiscal 2005.

Growth in non-interest income from fiscal 2004 to fiscal 2007 is largely the result of increased ATM fees due to increased usage and deployment of remote ATMs.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth and branching, both from acquisition and de novo branching, as well as the deployment of additional remote ATMs. Specifically, the increase in operating expenses recently has been due to employee and facilities costs associated with the relocation of the Company's Pasadena branch and the openings of financial service centers in Bellflower, Harbor City, Los Angeles, and Riverside. In addition, employee costs have risen due to remaining competitive on a salary basis as well as increased benefit costs including stock-based benefit plans and rising medical insurance premiums. Although operating expenses have increased from $9.8 million in fiscal

2003 to $14.5 million in fiscal 2007, the ratio to average assets leveled off near 1.90%, much lower than the 2003 ratio of 2.72%.

Operating expenses have increased recently due to increased audit costs as a result of complying with Sarbanes-Oxley and increased legal costs stemming from U.S. Mortgage's 2006 bankruptcy filing (who services $1.0 million of commercial real estate loan participations previously purchased by the Bank).

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the additional stock-related benefit plans, as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expense items have had a moderate impact on profitability. First, the Company incurred $220,000 of expense (0.06% of average assets) attributable to the July 1, 2003 MHC reorganization in fiscal 2003. Second, since 2004, the Company has realized a loss on an equity investment. The Company has a 14% investment in a California Affordable Housing Program, for the purposes of obtaining tax credits and for Community Reinvestment Act purposes, which totaled $2.1 million at June 30, 2007. The Company is committed to fund an additional $193,000 at June 30, 2007. Under the equity method of accounting, the Company recognizes its ownership share of the profits and losses of the fund. During fiscal 2005 and 2006, the loss on this equity investment was $505,000 and $588,000, respectively. For fiscal 2007, the loss on this equity investment was $99,000, or 0.01% of average assets. The investment is regularly evaluated for impairment and tax credits received from the fund are included in income as a reduction of income tax expense.

Taxes

The Company's tax rate has declined from 41% in fiscal 2003 to 35% in fiscal 2007. The Company adopted several tax planning strategies including the BOLI investment as well as investment in the California Affordable Housing Program which have reduced the effective tax rate.

Efficiency Ratio

The Company's efficiency ratio steadily improved since fiscal 2003 from 64.0% to 57.8% in fiscal 2005, as balance sheet growth offset operating expense growth and spread compression. The efficiency ratio has since deteriorated to 66.2% for the most recent fiscal year primarily due to spread compression and the recent increase in operating expenses. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- Emphasizing the origination and purchase of adjustable rate residential mortgage loans or hybrid ARMS with repricing frequencies of up to five years when market conditions permit;
- Maintaining a diversified loan portfolio which includes loans secured by commercial real estate and multi-family properties as well as non-mortgage loans which carry short terms to maturity and/or variable interest rates;
- Maintaining a balance of cash or short-term investments;
- Maintaining an acceptable level of capital which provides a favorable level of interest-earning assets relative to interest-bearing liabilities; and
- Potentially selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations.

The rate shock analysis as of June 30, 2007 (see Exhibit I-5) reflects a modest liability sensitive position with the net portfolio value ("NPV") declining by 272 basis points pursuant to a positive 200 basis point instantaneous and permanent rate shock, resulting in a post-shock NPV ratio equal to 7.22%. By way of comparison, OTS estimates NPV data on a regional and national basis. Based on OTS estimates, incorporating June 30, 2007 financial data and market rate information, assuming a positive 200 basis point instantaneous, and permanent rate shock, the post-shock NPV ratio for all thrifts operating in the OTS Western Region equaled 9.43%, as of March 31, 2007, which reflects a 192 basis point decline relative to the base scenario. Thus, the Company's risk exposure is less favorable compared to the regional average.

The NPV analysis is an indicator of the risk to earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The OTS NPV analysis indicates that Kaiser Federal Financial has a lower NPV ratio and higher interest sensitivity measure pursuant to a rising interest rate scenario. The level of risk for the Company falls into the moderate risk category, pursuant to OTS guidelines.

In this regard, the Company's interest rate risk exposure is moderated by the relatively high level of ARMs whose short to intermediate term repricing structure closely matches the short term repricing structure of the deposit base. Moreover, the Company's interest rate risk exposure is projected to be further reduced following the completion of the conversion and reinvestment of the net conversion proceeds into interest-earning assets.

Overall, the data suggests Kaiser Federal Financial's earnings would be adversely impacted by rising interest rates, although the Company has been somewhat successful in reducing its exposure to interest rate risk. At the same time, there are numerous limitations inherent in such analyses, such as the credit risk of the Company's adjustable rate loans in a rising interest rate environment. Other areas of risk exposure for the Company which may not be captured by the NPV analysis above include the substantial balance of loan premiums. Specifically, as of June 30, 2007 the Company has $120,000 of purchase premiums on loans which will be amortized against interest income as the underlying loans pay down.

Lending Activities and Strategy

Since the Charter Conversion, the Company has been primarily emphasizing real estate lending, primarily 1-4 family residential mortgage loans and, to a lesser extent, income property loans. The majority of the Company's 1-4 family residential mortgage loans consist of loans which are conforming to agency standards, and the non-conforming residential loans are conforming but for the loan amount (i.e., jumbo loans). To a lesser extent, the Company extends consumer loans, primarily auto loans. Details regarding the Company's loan portfolio composition are included in Exhibits I-6, I-7, I-8, and I-9.

Residential Lending

As of June 30, 2007, residential mortgage loans approximated $469.5 million, or 66.9% of total loans. The Company originates both fixed rate and adjustable rate 1-4 family mortgage loans and their general philosophy is to emphasize adjustable rate loans and/or shorter-term fixed rate mortgage loans for portfolio (hybrid loans with a fixed rate of up to 5 years initially) when competitive and market conditions permit. However, in the current interest rate environment, Kaiser Federal Financial has been originating mostly 15 and 30 year fixed rate loans for portfolio. The Company also purchases longer term fixed rate loans for portfolio. Specifically, the majority of loans purchased for fiscal 2007 were fixed rate 1-4 family real estate loans given the low yield on ARMs.

The repricing of ARM loans is tied to a variety of indexes, including the U.S. Treasury rate and LIBOR. Depending on the type of loan, there are a variety of periodic and lifetime rate caps which are generally structured based on the conditions prevailing in the competitive market.

The Company originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 90%, with private mortgage insurance ("PMI") being required for loans with LTV ratios in excess of 80.0%. All 1-4 family mortgage loans originated or purchased by the Company are secured by residences in California.

As a complement to 1-4 family permanent mortgage lending, the Company also offers home equity loans, including fixed rate amortizing term loans and variable rate lines of credit tied to the Prime Rate.

Multi-Family and Commercial Mortgage Lending

Multi-family and commercial mortgage lending are typically secured by properties in southern California, but also include other California markets. As of June 30, 2007, multi-family and commercial mortgage loans equaled $88.1 million (12.6% of gross loans) and $77.8 million (11.1% of gross loans), respectively. The Company's commercial real estate and multi-family loan portfolio has exhibited relatively strong growth since the completion of the minority stock offering in March 2004, reflecting the Company's expanded lending powers.

Multi-family and commercial mortgage loan rates typically adjust based on a U.S. Treasury index (typically the one year CMT), but may be fixed for the first 3 or 5 years. Such loans possess terms ranging up to 15 years, with amortization periods of up to 30 years, LTV ratios of up to 75%, and a targeted debt-coverage ratio of at least 1.2 times. Such loans are typically originated with prepayment penalties if the loan is repaid within the fixed rate term.

The Company's typical commercial or multi-family loan is in the range of $1.0 to $1.5 million, but may be larger if the loan is well-collateralized or extended to a very credit-worthy borrower. Such loans are typically collateralized by small office buildings, family-type business establishments and apartment buildings.

Consumer Loans

The Company's consumer loans totaled $66.6 million at June 30, 2007, the majority of which consist of auto loans and, to a lesser extent, home equity lines of credit ("HELOCs") and loans secured by savings deposits.

The most significant component of the Company's consumer lending is automobile loans. The Company originates auto loans only on a direct basis with the borrower. Most auto loans are extended pursuant to the Company's pre-approved auto loan program ("PAAL") whereby the borrower is pre-qualified for a loan up to a pre-established limit predicated on receipt of final approval from the Company. Customers for the PAAL product have historically been Kaiser Permanente employees but the Company has marketed this product to the broader community since the Charter Conversion. In recent years, automobile lending has declined, as the Company has placed more emphasis on real estate loan products. Loans secured by automobiles totaled $53.1 million, or 7.6% of gross loans, as of June 30, 2007.

Loan Originations, Purchases and Sales

The Company's 1-4 family lending is conducted through direct solicitation techniques, real estate industry relationships, targeted marketing, as well as through purchases.

In 2005, the Company contracted with AnyHour Lending, Inc. to give Kaiser Federal Financial the ability to take and process residential mortgage loans 24 hours a day as well as over the Internet, although volume from this source has been limited. In recent periods, the majority of such loans have been generated through purchases, primarily acquired from major financial institutions or mortgage banking companies. In fiscal 2004 and 2005, the Company emphasized the purchase of adjustable rate 1-4 family mortgage loans; however, in fiscal 2006 and 2007, purchases have been primarily comprised of fixed rate 1-4 family mortgage loans given their more favorable yields. In addition, the Company has purchased adjustable rate interest-only mortgage loans; the Company has no plans to significantly increase such loans at this time.

All purchased loans are underwritten by the Company pursuant to its underwriting guidelines. The majority of the Company's internally originated 1-4 family mortgages, which have been relatively limited, have consisted of longer-term fixed rate mortgages, typically with maturities ranging between 15 to 30 years.

Exhibit I-9, which shows the Company's recent data regarding loan originations, repayments and sales, highlights the emphasis on mortgage lending. The Company's loan diversification efforts are evidenced by the multi-family and commercial mortgage loan origination level, which totaled $37.2 million, or 33.4%, of all loan originations in fiscal 2007. Moreover, the Company has been an active loan purchaser acquiring $109.8 million of loans (all fixed rate 1-4 family mortgages), which fell slightly below total originations of $111.2 million within the past fiscal year. At June 30, 2007, the Company's real estate loan portfolio totaled $635.4 million or 90.5% of the gross loan portfolio. Purchased real estate loans at June 30, 2007 totaled $406.5 million, or 64.0% of the real estate loan portfolio.

The majority of the Company's loan purchases have been on a servicing retained basis by the seller. While this strategy has limited the increase in operating expenses, the Company has limited opportunity for cross-selling other financial products and services to such borrowers.

Asset Quality

The Company's asset quality has historically been strong and the level of non-performing assets ("NPAs") is currently low. As reflected in Exhibit I-10, the NPA balance was $1.5 million, equal to 0.18% of assets, consisting of non-performing loans ($1.1 million) and repossessed assets ($0.3 million). The NPAs for fiscal 2007 consist primarily of 1-4 family residential real estate loans and properties. The ratio of allowances to total loans has declined from 0.58% as of the end of fiscal 2003 to 0.40% as of the end of fiscal 2007 (see Exhibits I-10 and I-11), due to the reduction of automobile loans in the portfolio, which constitute the majority of the Company's charge-offs.

Funding Composition and Strategy

As of June 30, 2007, the Company's assets were funded primarily with deposits, and, to a lesser extent, borrowings and equity (see Exhibits I-12, I-13 and I-14). The Company's deposit services cater to individuals rather than commercial businesses.

Deposits

Local retail deposits have consistently addressed the substantial portion of Kaiser Federal Financial's funding needs, with core deposits in the form of non-interest bearing checking, passbook accounts, and money market deposit accounts comprising the majority of deposits. In the aggregate, these accounts totaled $255.4 million, or 51.7% of total deposits as of June 30, 2007. As of June 30, 2007, CDs accounted for approximately 48.3% of deposits. Approximately 73.2% of CDs had remaining maturities of one year or less. Large balance CDs (i.e. balances greater than or equal to $100,000), which tend to be more rate sensitive than lower balance CDs, accounted for $93.5 million, or 18.9% of deposits, at June 30, 2007.

Borrowings

Borrowings have been utilized primarily as a supplemental funding source to fund lending activity. As of June 30, 2007, borrowed funds consisted of $210.0 million of FHLB advances. The Company interchanges the use of deposits and borrowings to fund assets depending on various factors including liquidity and asset/liability management strategies.

Recently, however, the Company has increased borrowings utilization as deposits have exhibited slower growth and the desire to increase earnings through continued loan growth.

The Company anticipates utilizing borrowings as a supplemental funding source in the future, generally for these same purposes. The Company's overall preference is to utilize deposits to fund operations with the objective of building customer relationships and increasing cross-sell potential and fee income.

Legal Proceedings

In March 2007, U.S. Mortgage converted its Chapter 11 bankruptcy to a Chapter 7 in the District Court of Nevada. U.S. Mortgage was responsible for servicing various commercial real estate participations loans totaling approximately $1.0 million that Kaiser Federal Financial purchased from the company. Through this transition period, all servicing functions of U.S. Mortgage are being handled by the Bankruptcy Trustee.

During the course of these proceedings, U.S. Bank has asserted a priority claim against $1.0 million in loan principal being serviced by U.S. Mortgage on the basis that U.S. Bank has a priority right to the funds. The Company is vigorously contesting this claim and believes it has the proper ownership interest in these loans.

II. MARKET AREA

Introduction

Kaiser Federal Financial currently conducts operations through its executive offices in Covina, California, and a total of 8 branch offices, 7 of which are in southern California (Los Angeles, San Bernardino, and Riverside Counties) while the remaining branch is located in Santa Clara in the San Francisco Bay area (Santa Clara County) (see the map of locations below). Certain of the locations reflect, in part, the credit union roots and the location of the Kaiser Permanente Medical Care Program employees or physicians. The Bank intends to continue expanding its regional branch office network and financial service centers although the timing and locations have yet to be determined. Moreover, Kaiser Federal Financial will continue to extend the reach of its branch network through continued operation of the network of remote access service systems, including a network of 54 ATMs, Internet and telephone banking.


Santa Clara County
Los Angeles County
San Bernardino County
Riverside County
Fresno
Bakersfield
Los Angeles
Long Beach
Las Vegas
Counties
Los Angeles County
Riverside County
San Bernardino County
Santa Clara County
Pushpins
Main Office
Branches

Future growth opportunities for Kaiser Federal Financial depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of Kaiser Federal Financial's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly. Exhibit II-1 provides a description of Kaiser Federal Financial's office facilities and Exhibit II-2 provides historical interest rates.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing economic trends over since the start of 2007, signs of slower economic growth continued to emerge, as manufacturing activity declined in January. The employment report for January was also less favorable, based on fewer jobs added and an increase in the unemployment rate to 4.6%. Retail sales were flat in January, while economic activity in the service sector continued to expand during January. Durable-goods orders fell 7.8% in January as demand for transportation equipment plunged. Existing home sales rose 3% in January on lower prices. Comparatively, new home sales fell by 16.6% in January from the previous month, the largest drop in 13 years. While the manufacturing sector grew in February, the service sector expanded at a slower than expected pace in February. The February unemployment rate dipped to 4.5%, even though job growth slowed during February. Other signs of a cooling economy included a nominal increase in retail sales during February, sales of new homes fell for the second straight month in February and capital goods orders, excluding defense and aircraft, fell in February. Comparatively, March data showed signs of a more resilient economy, retail sales were up strongly in March and the March unemployment rate dropped to a five-month low of 4.4% on stronger-than-expected job growth. Despite rising inventories of unsold homes, housing starts were also stronger than expected in March.

The beginning of the second quarter of 2007 showed indications of a slowing economy. The April unemployment rate edged up to 4.5%, as cautious employers added the fewest jobs in more than two years. Major retailers experienced a 2.3% decrease in same store sales during

April and home building permits slid in April to their lowest point in almost a decade. The general economy also showed some areas of strength in April, which included a jump in industrial output and an increase in manufacturing activity. Consumer confidence rose in May, as rising stocks and a strong job market kept Americans upbeat. The U.S. housing market remained sluggish in May, as the inventory of unsold homes was up in 18 major metropolitan areas and new housing starts continued to decline. Better-than-expected job growth maintained the national unemployment rate at 4.5% for May. Manufacturing activity picked up in June, while the housing market continued to struggle as the inventory of homes for sale continued to rise in June. New and existing home sales both declined in June. Solid job growth for June held the national unemployment rate at 4.5% and GDP grew at a stronger-than-expected 3.4% annualized rate during the second quarter.

Retail sales were up modestly in July 2007, while the unemployment rate for July increased to 4.6% on slower job growth. Industrial output showed a stronger than expected in July, while the housing market continued to struggle. New home construction fell in July to its lowest level in a decade and existing home sales dropped to for a fifth straight month in July. Home prices also fell in July for a record 12th consecutive month.

In terms of interest rate trends since the beginning of 2007, a stable interest rate environment continued to prevail, which was followed by a mild upward trend in interest rates in mid-January. Lower oil prices and increased expectations of the Federal Reserve not cutting rates anytime soon contributed to the rise in long-term Treasury yields. Following the Federal Reserve's decision to leave rates unchanged at its end of January meeting, interest rates stabilized during the first half of February. Treasury bonds rallied in mid-February, based on indications from the Federal Reserve Chairman that inflation was headed lower. Signs of slower economic growth and a sell-off in the stock market continued the downward trend in Treasury yields in late-February. A stable interest rate environment prevailed throughout most of March, as economic measures generally reflected a downturn in economic activity and the March meeting of the Federal Reserve concluded with no change in the federal funds target rate. The Federal Reserve statement from the March meeting continued to cite inflation concerns, but the Federal Reserve dropped its stated bias to raise rates.

Some stronger than expected economic reports pushed long-term Treasury yields higher at the start of the second quarter of 2007. The release of the March minutes of the Federal Reserve, which revealed that more rate increases may be needed to combat inflation, further contributed to the rise in interest rates. Treasury yields eased lower in mid-April on tame inflation data reflected in the March consumer price numbers. Interest rates stabilized through the balance of April and for the first half of May. The Federal Reserve left interest rates unchanged at its May meeting and gave no signs that it was moving towards an interest rate cut. Long-term Treasury yields moved higher heading into late-May, with such factors as global growth, an increase in May consumer confidence and initial jobless claims falling for a fifth straight week contributing to the upward trend in interest rates. Bond prices plunged on inflation worries during the first half of June, with the yield on the 10-year Treasury note rising to a five year high of 5.25%. Interest rates eased lower during the second half of June on mixed economic data. The Federal Reserve left rates unchanged at its late-June meeting, but softened its hawkish inflation stance. At the same time, the Federal Reserve seemed to rule out the possibility of cutting rates any time soon.

Healthy job growth reflected in the June 2007 employment report pushed Treasury yields higher at the start of the third quarter. However, Treasury bonds rallied in mid-July on news of rating cuts on bonds backed by subprime mortgages, as investors dumped junk bonds for the relative safety of Treasury bonds. The rally in long-term Treasury bonds continued into late-July, on fears that the housing slump was spreading to the broader economy. Interest rates stabilized during the first half of August, as the Federal Reserve held rates steady as expected and core wholesale inflation showed only a modest increase in July. A half point cut in the Federal Reserve's discount rate and increased speculation that the Federal Reserve would cut the federal funds rate in September pushed interest rates lower heading into the second half of August, with short-term Treasury yields posting their biggest decline in 19 years. The comparatively larger decline in short-term Treasury yields provided a positively sloped yield curve in late-August. As of August 31, 2007, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 4.55% and 4.60%, respectively, versus comparable year ago yields of 5.06% and 4.79%.

Local and Regional Market Conditions

Economic Overview – Los Angeles County

Los Angeles County's economy has historically been tied to the aerospace, entertainment and tourism industries and has realized strong growth since the beginning of World War II. The presence of nearby military installations and test facilities coupled with the mild climate and good weather made the area an excellent location for aerospace firms to grow and prosper. These same conditions facilitated the growth of the entertainment and tourism businesses which have historically been the mainstay of the local economy. Strong population growth and the growing income levels coupled with the availability of land and the development of an extensive network of freeways provided for growth in the real estate industry (both development and finance).

The reliance upon the defense and tourism industries historically brought immense growth and prosperity to Los Angeles County, but also introduced significant volatility. The region's growth came to a sudden halt in the early 1990s with the combined impact of the national recession, the commencement of the Gulf War, the breakup of the Soviet Union and subsequent end of the Cold War and downsizing of the U.S. military, all of which led to severe recessionary conditions through the mid-1990s.

Los Angeles County's economy has improved dramatically since the mid-1990s when the longest and deepest recession in 60 years ended. In this regard, many economists and local business leaders believe the most recent economic recovery and expansion were not mere business or cyclical adjustments, but an extensive overhauling and restructuring of the region's basic economic drivers.

From an economy largely dominated by aerospace, tourism and the entertainment industries, Los Angeles County's economic base has transformed into a more diversified mix of high-technology commercial endeavors. Some of these sectors were by-products of the defense-related industries and knowledge, which capitalized on the highly educated and skilled labor force. Emerging growth areas include telecommunications, electronics, computers, software, and biomedical technologies.

International trade has also contributed to Los Angeles County's economic growth in recent years fueled both by cross-border trade with nearby Mexico and by trade with other Pacific Rim countries. Currently, the Port of Los Angeles/Long Beach ranks first in the U.S. in total trade. Coupled with its status as a major entertainment and cultural center, Los Angeles has been a major entry way and settlement area for immigrants to the U.S.

Riverside and San Bernardino Counties - Inland Empire

Riverside and San Bernardino Counties are commonly referred to as the "Inland Empire" and together, these two counties comprise the Riverside-San Bernardino Metropolitan Statistical Area ("MSA"). While the Inland Empire encompasses a huge geographic area extending to the Nevada border, Kaiser Federal Financial's operations are concentrated in the western portions of Riverside and San Bernardino Counties.

The Inland Empire has realized strong business and population growth in the last several decades owing, in part, to defense spending and the large military infrastructure in the region and to its location adjacent to the high cost coastal areas of Los Angeles, Orange and San Diego Counties. In this regard, many manufacturing, transportation and distribution companies have located in the Inland Empire. The area has also been a magnet for new residents seeking affordable housing outside of the expensive coastal markets.

Like Los Angeles County, the Inland Empire markets were dramatically impacted by the cutbacks in defense spending and base closures in the early 1990s. Concurrently, other significant employment losses occurred in the financial services and construction sectors, primarily as a result of Southern California's troubled real estate markets. Since that time, the Inland Empire economy has recovered and is one of the fastest growing metropolitan areas in the country.

Much of the Inland Empire's business growth can be attributed to companies that expand locally, and to those that relocate from the nearby coastal counties. From 1994-2004, 1,250 firms either moved to the region from the congested and high-priced regions of Los Angeles, Orange and San Diego Counties, put their new expansions in the area, or moved locally to add space and employees -- a trend that is expected to continue in the coming decades. This migration of firms and people from the coastal counties is occurring as the density of land development in those counties has created a shortage of manufacturing and housing space, and increased spacing costs. Ultimately, the Inland Empire is the last region of Southern California to have large amounts of undeveloped land along developed transportation corridors, creating a powerful advantage for both residential and industrial/commercial developers.

In 2006, the Inland Empire added 48,100 jobs to the region and is projected to add 37,200 jobs in 2007. The Inland Empire's fastest growing sectors have normally been those paying moderate incomes to blue collar workers, which typically work in the distribution and transportation sectors, as well as manufacturing and construction. In 2006, these sectors grew, adding 15,444 jobs. In 2007, with strong logistics activity but weak manufacturing and declining construction these sectors are forecasted to allow the blue collar group to add just 6,800 jobs and account for 18.3% of the inland area's 37,200 job gain. The region's prominent role as a transportation corridor also translates to healthy employment rates in affiliated industries. The Inland Empire's modern and rapidly-expanding logistics infrastructure accommodates the transport of goods to every corner of the country and the world, and provides thousands of jobs in warehousing and transportation of goods, air cargo, rail transportation, and trucking.

Record levels of foreign trade and motion picture production, and a pronounced recovery in tourism have also had a positive economic impact. The Inland Empire's diverse terrain and unique settings make it a popular region for film and entertainment production, while its mountain, lake and desert resorts and proximity to major population centers contributed to tourism.

Santa Clara County

Prior to World War II, the economy of Santa Clara County was tied to agriculture as a result of the moderate climate and long growing season. However, the southern portions of the San Francisco Bay area have grown exponentially over the last fifty years with the growth of the San Francisco Bay overall, coupled with the development of technology-related industries. In this regard, much of the growth in the technology sector which led to the development of the "Silicon Valley" as the region is known today was facilitated by the location of Stanford University in Palo Alto which provided for the engineering and creative resources required to stimulate growth of high technology industries.

The growth of computer and biotechnology industries in Santa Clara County fueled strong employment and income growth through the 1990s. Even after the dot-com crash, which caused the loss of over 250,000 jobs, Silicon Valley continues to maintain its status as one of the top research and development centers in the world and has currently reported an increase in employment, for the first time in five years. The turnaround coincides with a huge increase of investment in the emerging category of clean environment technology.

Market Area Demographics

For reasons described above, the Bank's markets have generally demonstrated strong population growth. The large size of the markets overall – Los Angeles County has 10.1 million residents, Riverside County has 2.1 million, San Bernardino County has 2.1 million residents while Santa Clara County has 1.8 million residents – gives the Bank exposure to a large base of potential customers (see Table 2.1), although it is a very competitive market.

Total population in Los Angeles and Santa Clara Counties increased at a comparatively moderate pace equal to 0.9% and 0.7% from 2000 to 2007, which fell short of both the state and national average. By comparison, growth in Riverside and San Bernardino Counties has been very strong, equal to 4.5% and 2.6% between 2000 and 2007, which were both growing at a faster pace than the California and the United States (equal to 1.5% and 1.2%, respectively). Importantly, growth projections for population through 2012 reflect that growth in Riverside and San Bernardino Counties will continue to grow at a faster pace, compared to the state and national averages.

Paralleling trends for population growth, the total number of households increased at comparatively modest levels in Los Angeles and Santa Clara Counties from 2000 to 2007, while exceeding the state and national averages in Riverside and San Bernardino Counties.

Median household income levels in Los Angeles, Riverside, and San Bernardino Counties are relatively favorable to the national average and fall modestly below the comparable state aggregate. Per capita income levels for the three counties all fell below the comparable national and state averages. Income levels in Santa Clara County reflect its status as one of the

Table 2.1
Kaiser Federal Financial Group, Inc.
Summary Demographic Information

	Year			Growth Rate	
Population (000)	2000	2007	2012	2000-2007	2007-2012
United States	281,422	306,348	325,526	1.2%	1.2%
California	33,872	37,483	40,012	1.5%	1.3%
Los Angeles County	9,519	10,111	10,454	0.9%	0.7%
Riverside County	1,545	2,101	2,554	4.5%	4.0%
San Bernardino County	1,709	2,052	2,336	2.6%	2.6%
Santa Clara County	1,683	1,771	1,835	0.7%	0.7%
Households (000)					
United States	105,480	115,337	122,831	1.3%	1.3%
California	11,503	12,540	13,324	1.2%	1.2%
Los Angeles County	3,134	3,255	3,346	0.5%	0.6%
Riverside County	506	676	818	4.2%	3.9%
San Bernardino County	529	616	698	2.2%	2.5%
Santa Clara County	566	594	613	0.7%	0.6%
Median Household Income ($)					
United States	$42,164	$53,154	$62,503	3.4%	3.3%
California	47,622	60,268	70,268	3.4%	3.1%
Los Angeles County	42,495	54,338	63,809	3.6%	3.3%
Riverside County	43,082	54,283	63,471	3.4%	3.2%
San Bernardino County	42,301	52,779	61,911	3.2%	3.2%
Santa Clara County	74,419	94,162	113,184	3.4%	3.7%
Per Capita Income ($)					
United States	$21,587	$27,916	$33,873	3.7%	3.9%
California	22,711	28,915	34,835	3.5%	3.8%
Los Angeles County	20,683	26,078	31,603	3.4%	3.9%
Riverside County	18,689	23,110	27,538	3.1%	3.6%
San Bernardino County	16,856	20,727	24,581	3.0%	3.5%
Santa Clara County	32,795	44,815	55,324	4.6%	4.3%
	Less Than	$25,000 to	$50,000-	$100,000 to	
2007 HH Income Dist.(%)	$25,000	50,000	$100,000	$150,000	$150,000+
United States	21.9	25.0	32.3	12.3	8.4
California	19.6	22.1	31.8	14.6	11.8
Los Angeles County	23.1	23.1	30.0	13.3	10.4
Riverside County	21.3	24.7	33.7	13.0	7.3
San Bernardino County	22.5	24.8	33.7	12.5	6.5
Santa Clara County	9.7	12.7	30.4	20.8	26.4

Source: ESRI.

wealthiest counties in the U.S. as household and per capita income well exceeded the levels for the Bank's other markets as well as the state and national average.

Local Economy/Largest Employers

The largest employers in Los Angeles County reflect its relatively diverse economy and the fact that some of the largest sectors (entertainment and tourism) are comprised of a multitude of relatively small employers which together comprise a large portion of the economy.

Table 2.2
Kaiser Federal Financial Group, Inc.
Major Employers in Los Angeles, San Bernardino and Santa Clara Counties

Employer	Business	Number of Employees
*Los Angeles County**		
Kaiser Permanente	Health Maint. Org.	30,511
Northrop Grumman Corp.	Defense Contractor	21,000
Boeing Co.	Aerospace & Defense Systems	16,636
Kroger Co.	Grocery Retailer	13,862
University of Southern CA	Private University	12,238
Vons	Grocery Retailer	12,224
Target Corp.	Retailer	11,526
Bank of America Corp.	Banking & Financial Services	10,801
ABM Industries, Inc.	Building Maint., Engineering, Etc.	10,100

*Private Employers
Source: Los Angeles Business Journal, 2005

Employer	Business	Number of Employees
Riverside and San Bernardino Counties (Inland Empire)		
County of San Bernardino	Government	19,299
Stater Brothers Markets	Retail/Distribution	16,000
County of Riverside	Government	14,889
Kaiser Permanente	Healthcare	9,590
University of California, Riverside	Higher Education	6,294
March Air Reserve Base	Military	6,200
Loma Linda University Medical	Healthcare	6,000
Ontario Mills Mall	Retail	5,500
Ontario International Airport	Transportation	5,360
United Parcel Service	Package Delivery	4,850

Source: Inland Empire Magazine, December 2004

Santa Clara County

Adobe Systems, Inc.	Computer Software Mfrs
Advanced Micro Devices, Inc.	Semiconductors
Apple Computer	Computer Equipment
Applied Materials, Inc.	Semiconductors; Equip.
Cadence Design Systems, Inc.	Computer Software
Cisco Systems, Inc.	Computer Peripherals (Mftrs)
El Camino Hospital	Hospital
Fujitsu IT Holdings, Inc.	Computer Software Mfrs
Hewlett-Packard Co.	Computers/Electronic Mfrs.
IBM Corp.	Computer /Electronic Mfrs.
Intel Corp.	Semiconductor Devices
Kaiser Permanente Medical Center	Hospital
Life Scan, Inc.	Health Care Equipment
Lockheed Martin Space Systems	Aerospace
National Semiconductor Corp.	Semiconductor Devices
Solectron Corp.	Electronic Components
Stanford Hospital and Clinics	Healthcare
Stanford University	Education
Valley Medical Center	Hospital

Source: California Employment Development Department.

The Inland Empire and Santa Clara County reflect the characteristics and trends previously described. In this regard, the major employers in the Inland Empire reflect its suburban character with its mix of retailers and health care providers. Santa Clara County's largest employers are relatively concentrated in the technology and health care sectors which reflect many of the industry leaders involved in the production of computer hardware and software.

Unemployment Rates

Unemployment rates on a national level have been declining over the most recent 12 months, reflecting a strengthening economy (see Table 2.3). Unemployment rates in California and the Company's markets have remained relatively stable, albeit at levels above the national average. The most recent unemployment rate for Los Angeles stands at 4.9% which is 0.4% above the national average and 0.3% below the average for California as a whole. The current unemployment rate in Santa Clara County is 4.7% which is relatively favorable compared to the unemployment rates of 5.4% and 5.7% reported for San Bernardino and Riverside Counties. All of the Company's markets reported unemployment rates under the state unemployment rate of 5.2%, with the exception of San Bernardino and Riverside Counties, which reported unemployment rates equal to 0.2% and 0.5% above the state average.

Table 2.3
Kaiser Federal Financial Group, Inc.
Unemployment Trends (1)

Region	June 2006 Unemployment	June 2007 Unemployment
United States	4.6%	4.5%
California	4.9	5.2
Los Angeles County	4.7	4.9
Riverside County	5.1	5.7
San Bernardino County	5.1	5.4
Santa Clara County	4.7	4.7

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Competition

As a savings bank with its primary business functions of real estate lending and the gathering of deposits in Southern California and the San Francisco Bay area, Kaiser Federal Financial's primary competitors are: (1) other financial institutions with offices proximate to the Company's locations; (2) other mortgage loan originators; (3) those depository and lending organizations not physically located within the Company's markets, but capable of doing business remotely through the Internet or by other means; and (4) other competitors such as investment firms, mutual funds, insurance companies, etc.

Competition among financial institutions in the Company's market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Company's products and services is expected to remain highly competitive. Community-sized institutions such as Kaiser Federal Financial typically compete with larger institutions on pricing or operate in a niche that will allow for operating margins to be maintained at profitable levels. The Company's business plan reflects elements of both strategies.

Table 2.4 displays deposit market trends over recent years for the markets where the Company maintains branches. The large size of the markets overall are indicated by the deposit totals, which equaled $223.0 billion for Los Angeles County alone while San Bernardino and Santa Clara Counties were $17.7 billion and $49.9 billion, respectively. Furthermore, growth trends are relatively favorable as the Los Angeles County deposit market realized 8.6% annual growth for the two years ended June 30, 2006, which fell between the corresponding growth figures for San Bernardino County (9.8%) and Santa Clara County (3.5%).

The largest competitors in the markets served by Kaiser Federal Financial are comprised of some of the largest financial institutions in California and the nation as a whole. In this regard, Bank of America holds the largest market share in all three counties where the Company maintains branch offices, with a market share in the range of 20% based on deposit data as of June 30, 2006 (see Table 2.5 for details). Other large competitors include Washington Mutual, Wells Fargo, Union Bank and Citibank. At the same time, there are many smaller competitors, each holding less than 1.0% of the deposit market. Based on the most recent branch deposit data, Kaiser Federal Financial held less than 1% of all the markets where it operated.

Table 2.4
Kaiser Federal Financial Group, Inc.
Deposit Summary

	As of June 30,						
	2004			2006			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate 2004-2006
	(Dollars in Thousands)						(%)
State of California	$ 671,110,640	100.0%	6,423	$ 725,878,327	100.0%	6,894	4.0%
Commercial Banks	465,367,089	69.3%	4,816	530,213,958	73.0%	5,254	6.7%
Savings Institutions	205,743,551	30.7%	1,607	195,664,369	27.0%	1,640	-2.5%
Los Angeles County	$ 188,969,553	100.0%	1,573	$ 222,980,335	100.0%	1,681	8.6%
Commercial Banks	132,708,412	70.2%	1,107	159,816,899	71.7%	1,232	9.7%
Savings Institutions	56,261,141	29.8%	466	63,163,436	28.3%	449	6.0%
Kaiser Federal Bank	321,217	0.2%	2	358,804	0.2%	5	5.7%
San Bernardino County	$ 14,722,147	100.0%	219	$ 17,738,515	100.0%	234	9.8%
Commercial Banks	9,259,077	62.9%	147	11,742,502	66.2%	166	12.6%
Savings Institutions	5,463,070	37.1%	72	5,996,013	33.8%	68	4.8%
Kaiser Federal Bank	48,445	0.3%	1	47,242	0.3%	1	-1.2%
Santa Clara County	$ 46,619,520	100.0%	319	$ 49,926,715	100.0%	339	3.5%
Commercial Banks	35,783,616	76.8%	245	37,945,856	76.0%	260	3.0%
Savings Institutions	10,835,904	23.2%	74	11,980,859	24.0%	79	5.2%
Kaiser Federal Bank	49,149	0.1%	1	57,802	0.1%	1	8.4%

Sources: FDIC.

Table 2.5
Kaiser Federal Financial Group, Inc.
Market Share by County

Company Name	City	State	Charter	Number of Branches	Deposits as of June 30, 2004 ($000)	2005 ($000)	2006 ($000)	2006 Market Share (%)
Los Angeles County								
Bank of America NA	Charlotte	NC	Bank	254	$37,773,244	$42,753,839	$41,813,271	18.75%
Washington Mutual Bank	Henderson	NV	Thrift	183	25,142,192	25,347,415	25,631,802	11.50%
Wells Fargo Bank NA	Sioux Falls	SD	Bank	203	18,885,728	20,769,006	22,279,615	9.99%
Union Bank of California NA	San Francisco	CA	Bank	70	11,148,600	11,641,489	13,733,888	6.16%
Citibank (West) FSB	San Francisco	CA	Thrift	110	9,277,805	9,485,087	10,170,396	4.56%
City National Bank	Beverly Hills	CA	Bank	32	8,916,700	9,475,683	9,356,775	4.20%
IndyMac Bank FSB	Pasadena	CA	Thrift	19	4,933,974	6,569,080	8,917,681	4.00%
Bank of the West	San Francisco	CA	Bank	47	4,466,137	4,740,183	7,204,751	3.23%
East West Bank	Pasadena	CA	Bank	47	5,004,803	5,934,135	6,109,059	2.74%
Comerica Bank	Detroit	MI	Bank	17	6,737,621	7,368,448	5,806,934	2.60%
Kaiser Federal Bank	Covina	CA	Thrift	5	385,411	368,517	358,804	0.16%
All Others				694	56,297,338	63,839,317	71,597,359	32.11%
Totals				**1,681**	**$188,969,553**	**$208,292,199**	**$222,980,335**	**100.00%**
San Bernardino County								
Bank of America NA	Charlotte	NC	Bank	39	$3,151,371	$3,646,031	$3,845,266	21.68%
Washington Mutual Bank	Henderson	NV	Thrift	21	1,721,517	1,882,452	2,089,642	11.78%
Wells Fargo Bank NA	Sioux Falls	SD	Bank	27	1,285,712	1,649,462	1,857,362	10.47%
Citizens Business Bank	Ontario	CA	Bank	10	1,306,282	1,261,637	1,550,038	8.74%
PFF Bank & Trust	Pomona	CA	Thrift	14	1,162,515	1,255,118	1,310,714	7.39%
Downey S&LA	Newport Beach	CA	Thrift	14	537,294	683,125	779,536	4.39%
World SB FSB	Oakland	CA	Thrift	4	598,618	724,351	771,012	4.35%
Union Bank of California NA	San Francisco	CA	Bank	17	1,009,633	780,851	752,481	4.24%
Citibank (West) FSB	San Francisco	CA	Thrift	11	556,809	582,578	667,722	3.76%
Vineyard Bank, NA	Corona	CA	Bank	4	426,491	501,256	603,693	3.40%
Kaiser Federal Bank	Covina	CA	Thrift	1	48,445	49,201	47,242	0.27%
All Others				72	2,917,460	3,155,335	3,463,807	19.53%
Totals				**234**	**$14,722,147**	**$16,171,397**	**$17,738,515**	**100.00%**
Santa Clara County								
Bank of America NA	Charlotte	NC	Bank	60	$8,964,196	$10,106,479	$9,650,872	19.33%
Wells Fargo Bank NA	Sioux Falls	SD	Bank	58	8,229,151	9,047,605	9,352,026	18.73%
Washington Mutual Bank	Henderson	NV	Thrift	30	4,878,719	5,015,174	4,955,854	9.93%
Comerica Bank	Detroit	MI	Bank	14	4,651,661	4,026,863	4,056,957	8.13%
Silicon Valley Bank	Santa Clara	CA	Bank	2	3,303,058	3,513,257	3,321,787	6.65%
Greater Bay Bank NA	Palo Alto	CA	Bank	16	3,112,387	2,999,706	3,311,387	6.63%
Citibank (West) FSB	San Francisco	CA	Thrift	23	2,712,265	2,787,490	2,970,151	5.95%
World SB FSB	Oakland	CA	Thrift	8	1,836,325	2,156,353	2,333,946	4.67%
Bank of the West	San Francisco	CA	Bank	26	1,837,348	1,703,526	1,756,020	3.52%
Union Bank of California NA	San Francisco	CA	Bank	12	1,499,434	1,527,063	1,410,057	2.82%
Kaiser Federal Bank	Covina	CA	Thrift	1	49,149	58,145	57,802	0.12%
All Others				89	5,545,827	6,139,022	6,749,856	13.52%
Totals				**339**	**$46,619,520**	**$49,080,683**	**$49,926,715**	**100.00%**

Source: SNL Financial and FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Kaiser Federal Financial's operations versus a group of comparable savings institutions (the "Peer Group"), who were selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Kaiser Federal Financial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Kaiser Federal Financial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (New York Stock Exchange, or "NYSE", and American Stock Exchange, or "AMEX"), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, in mutual holding company form and recent conversions, since the pricing ratios of these companies are typically subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 170 publicly-traded institutions nationally, which includes approximately 40 publicly-traded MHCs. Given this limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Kaiser Federal Financial will be a full public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of the Company. In the selection process, we applied the following "screens" to the universe of all publicly traded full stock thrifts. The first preference was for comparable public thrifts in California. Since there was an insufficient number from California, we broadened the geographic criteria to the Northwest and the densely populated Mid-Atlantic corridor. As we searched for peer companies outside California, we narrowed the asset range to $500 million to $1 billion and limited the ROE range to 12% or less, and to those who were profitable and not highly dependent on mortgage banking.

> Screen #1. California thrift institutions with total assets of $500 million to $5 billion. Five companies met the criteria for Screen #1 and four were included in the Peer Group: Bofi Holding, Inc. of CA, First PacTrust Bancorp of CA, Harrington West Financial Group of CA, and PFF Bancorp, Inc. of CA. Provident Financial Holdings of CA was not included in the Peer Group due to the Company's dependency on mortgage banking and rapid sell off in the stock in recent months. These thrifts operate in the same general market area as the Company.

> Screen #2. Northwest thrift institutions with total assets of $500 million to $1 billion and ROE of 12% or less. Three companies met the criteria for Screen #2 and all were included in the Peer Group: Rainier Pacific Financial Group of WA, Riverview Bancorp, Inc. of WA, and Timberland Bancorp, Inc. of WA.

> Screen #3. Mid-Atlantic thrift institutions with total assets of $500 million to $1 billion and ROE of 12% or less. Nine companies met the criteria for Screen #3 and three were included in the Peer Group: Harleysville Savings Financial Bancorp of PA, Pamrapo Bancorp, Inc. of NJ, and TF Financial Corporation of PA. The selected companies were chosen because of their densely populated markets in the Philadelphia MSA or the New York MSA and because of their similar financial characteristics compared to the Company.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies. While there are expectedly some differences between the Peer Group companies and Kaiser Federal Financial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Kaiser Federal Financial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- **PFF Bancorp, Inc. of CA** reported total assets of $4.5 billion and operates 30 branch offices in southern California. PFF Bancorp, Inc., the largest Peer Group member, maintains a high proportion of higher risk-weight construction and commercial mortgage loans. The level of high risk-weight lending may contribute to the higher amount of net charge offs in relation to the Peer Group, however, NPAs were relatively low.
- **Harrington West Financial Group of CA** maintains $1.1 billion in total assets and operates 15 branches throughout the central coast of California as well as in the Kansas City MSA and the Phoenix/Scottsdale MSA. Financially, the balance sheet composition reflects a comparatively high proportion of the loan portfolio comprised of higher risk-weight construction, commercial mortgage, and commercial business loans. Earnings are comparable to the Peer Group average as its strong spreads and non-interest income levels are offset by its higher operating expenses in comparison to the Peer Group average. Despite the emphasis in higher risk-weight lending, Harrington West Financial had a lower NPAs ratio in relation to the Peer Group.
- **Bofi Holding, Inc of CA** has an asset base of $947 million and operates through a single location. Bofi Holding maintains a large wholesale leveraging portfolio, which is reflected in its comparatively lower profitability. Bofi also is more diversified in the portfolio, with a high percentage of commercial mortgage and multi-family loans.
- **Rainier Pacific Financial Group of WA**, a former credit union, has $905 million in assets and operates 13 branch offices in the Tacoma-Pierce County area of Washington. The balance sheet reflects a comparatively high ratio of wholesale leveraging relative to the other Peer Group companies. Rainier Pacific also has a well diversified loan portfolio, with a high percentage of multi-family and commercial real estate loans. Rainier Pacific's comparatively lower profitability reflects its greater wholesale leveraging and recent branch expansion and new headquarters.

Table 3.1
Peer Group of Publicly-Traded Thrifts
September 4, 2007(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	$4,469	30	03-31	03/96	$17.52	$410
HWFG	Harrington West Financial Group of CA	NASDAQ	Solvang, CA	Thrift	$1,130	15	12-31	11/02	$14.90	$83
BOFI	Bofi Holding, Inc. of CA	NASDAQ	San Diego, CA	Thrift	$947	1	06-30	03/05	$7.27	$60
RPFG	Rainier Pacific Financial Group of WA	NASDAQ	Tacoma, WA	Thrift	$905	13	12-31	10/03	$16.16	$106
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	$832	16	03-31	10/97	$14.93	$173
HARL	Harleysville Savings Financial Corp. of PA	NASDAQ	Harleysville, PA	Thrift	$778	5	09-30	08/87	$14.83	$57
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	$769	9	12-31	08/02	$22.80	$100
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	$664	14	12-31	07/94	$27.05	$78
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	$636	9	12-31	11/89	$18.10	$90
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	$624	25	09-30	01/98	$15.91	$112

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

- **Riverview Bancorp, Inc. of WA** has $832 million in assets and operates 16 branch offices in Washington and Oregon. Riverview Bancorp has the highest ROA and net interest income ratio, reflecting its loan diversification strategy and high ratio of loans/assets. Their loan diversification reflects construction, commercial real estate, and business loans, and asset quality has been strong.
- **Harleysville Savings Financial Corporation of PA** has $778 million in assets and operates five offices in the Philadelphia MSA. Harleysville Savings Financial Corporation's balance sheet structure partially reflects a wholesale leveraging strategy. The loan portfolio reflects moderate diversification beyond 1-4 family residential loans. Harleysville Saving's lower profitability reflects its wholesale leveraging strategy and lesser loan diversification.
- **First PacTrust Bancorp, Inc. of CA**, a former credit union, has $769 million in assets and operates nine offices in San Diego and Riverside Counties, in the same general region as the Company. The majority of First PacTrust's loans are for 1-4 family residential loans, but it has also diversified into commercial real estate lending.
- **TF Financial Corporation of PA** has assets of $664 million and operates 14 branches in Pennsylvania MSA. The asset structure reflects a relatively higher proportion of loans/assets, with the majority of loans invested in 1-4 family loans. The relatively high ratio of loans provides TF Financial maintains a relatively strong net interest margin and ROA. NPAs are higher than the Peer Group average, and the reserve coverage ratio falls below the Peer Group average.
- **Pamrapo Bancorp, Inc. of NJ** has assets of $636 and operates nine offices in Northern New Jersey (in the New York MSA). Pamrapo Bancorp's balance sheet composition reflects a comparatively lower proportion of loans and higher proportion of investments (mainly MBS). The majority of Pamrapo Bancorp's loan portfolio consists of 1-4 family residential mortgages, while reflecting diversification in commercial and multi-family mortgages, construction, C&I and consumer loans. Pamrapo Bancorp enjoys a relatively high net interest income ratio and overall profitability. Pamrapo Bancorp had the highest amount of NPAs among the Peer Group members.
- **Timberland Bancorp, Inc. of WA** has $624 million in assets and operates 25 branch offices in Washington. Timberland Bancorp maintains a considerably diversified loan portfolio which has contributed to its relatively high net interest income and overall profitability ratios. Timberland Bancorp has good asset quality, exhibiting NPAs that are lower than the Peer Group average.

In aggregate, the Peer Group companies maintain a lower equity level as the industry average (9.2% of assets versus 12.6% for all public companies), generate a higher level of core profitability (0.75% for the Peer Group and 0.49% for all public companies), and generate a higher ROE based on core earnings (8.01% versus 4.70% for all public companies). Overall, the

Peer Group's pricing ratios were at a modest discount to all publicly traded thrift institutions, including both the price/earnings multiple and the price/tangible book value ratio.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$3,136	$1,176
Market Capitalization ($Mil)	$413	$127
Equity/Assets (%)	12.58%	9.17%
Core Return on Average Assets (%)	0.49%	0.75%
Core Return on Average Equity (%)	4.70%	8.01%
Pricing Ratios (Averages)(1)		
Price/Core Earnings (x)	20.71x	18.40x
Price/Book (%)	130.65%	126.99%
Price/Tangible Book (%)	149.25%	137.30%
Price/Assets (%)	16.47%	11.95%

(1) Based on market prices as of August 31, 2007.

Source: Corporate reports, offering circulars, and RP Financial, L.C. calculations.

Since there are some key differences between Kaiser Federal Financial and this "best fit" Peer Group, we have prepared the following analysis to point out such differences, as well as the similarities.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group (as of June 30, 2007 publicly available information). Kaiser Federal Financial's equity-to-assets ratio of 11.6% was above the Peer Group's average equity ratio of 9.2%, respectively, even before the completion of the Offering. Tangible equity equaled 11.0% of assets for the Company, versus 8.6% on average for the Peer Group. The increase in Kaiser Federal Financial's pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential through reinvestment and leveraging. At the same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

Table 3.2
Balance Sheet Composition and Growth Rates
Kaiser Federal Financial Group, Inc. and the Comparable Group
As of June 30, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Kaiser Federal Financial Group, Inc.																				
June 30, 2007	3.3%	5.9%	87.4%	61.8%	26.3%	0.0%	11.6%	0.5%	11.0%	0.0%	8.21%	-6.45%	10.26%	6.62%	16.71%	-0.37%	-0.26%	8.32%	8.32%	13.30%
All Public Companies																				
Averages	4.4%	19.8%	70.2%	68.7%	17.0%	0.7%	12.4%	1.0%	11.4%	0.0%	4.19%	-1.30%	7.80%	5.50%	-3.95%	2.53%	1.93%	10.78%	10.62%	17.81%
Medians	2.7%	18.1%	70.6%	70.6%	15.4%	0.0%	10.6%	0.1%	9.3%	0.0%	2.76%	-3.77%	7.15%	3.53%	-6.67%	2.42%	1.88%	9.35%	9.33%	15.04%
State of CA																				
Averages	1.9%	15.2%	79.0%	64.2%	25.1%	0.9%	8.1%	0.1%	8.0%	0.1%	4.49%	1.57%	1.84%	8.16%	-6.53%	6.70%	6.69%	8.53%	8.53%	14.12%
Medians	1.4%	12.5%	83.2%	68.2%	22.7%	0.5%	7.7%	0.0%	7.7%	0.0%	0.44%	-10.55%	2.73%	8.15%	-13.72%	6.48%	7.65%	8.60%	8.60%	12.04%
Comparable Group																				
Averages	2.9%	19.5%	73.1%	68.3%	20.9%	0.8%	9.2%	0.6%	8.6%	0.1%	3.51%	-5.64%	3.32%	7.21%	-16.36%	2.58%	2.66%	9.39%	9.11%	13.68%
Medians	1.9%	20.7%	73.0%	71.1%	17.2%	0.0%	9.6%	0.2%	9.0%	0.0%	-0.01%	-9.14%	1.73%	3.63%	-13.72%	4.36%	2.86%	9.02%	8.88%	13.64%
Comparable Group																				
BOFI Bofi Holding, Inc. of CA	5.5%	39.1%	53.6%	57.9%	33.5%	0.5%	7.7%	0.0%	7.7%	0.5%	28.37%	NM	-4.82%	29.17%	33.61%	3.56%	3.56%	8.60%	8.60%	15.76%
FPTB First PacTrust Bancorp of CA	2.2%	2.7%	91.2%	75.8%	12.7%	0.0%	10.8%	0.0%	10.8%	0.0%	-6.45%	0.07%	-7.05%	6.15%	-51.20%	5.14%	5.14%	9.84%	9.84%	14.61%
HARL Harleysville Savings Fin. Corp. of PA	1.0%	42.2%	53.0%	55.7%	37.0%	0.0%	6.3%	0.0%	6.3%	0.0%	0.38%	-9.14%	8.92%	-0.14%	0.62%	2.15%	2.15%	NA	6.55%	13.43%
HWFG Harrington West Fin. Group of CA	1.6%	28.6%	67.2%	68.2%	22.7%	2.3%	6.1%	0.6%	5.5%	0.0%	0.44%	-11.23%	6.03%	8.41%	-17.72%	6.48%	7.64%	7.72%	7.72%	11.17%
PFB PFF Bancorp, Inc. of Pomona CA	1.3%	4.9%	91.2%	72.8%	16.2%	2.0%	8.3%	0.0%	8.3%	0.0%	-0.41%	-32.34%	2.73%	3.89%	-13.72%	-1.41%	-1.41%	8.72%	8.72%	11.21%
PBCI Pamrapo Bancorp, Inc. of NJ	5.0%	23.5%	69.7%	75.7%	14.0%	0.0%	9.2%	0.0%	9.2%	0.0%	-1.19%	-0.02%	-1.41%	0.86%	-10.13%	-1.48%	-1.48%	8.73%	8.73%	16.10%
RPFG Rainier Pacific Fin. Group of WA	1.5%	22.6%	70.6%	50.9%	38.4%	0.0%	9.9%	0.4%	9.6%	0.0%	-1.56%	-19.59%	6.52%	2.42%	-7.84%	5.45%	1.92%	9.33%	9.33%	12.98%
RVSB Riverview Bancorp, Inc. of WA	8.2%	3.4%	79.7%	83.2%	0.9%	2.7%	12.0%	3.2%	8.8%	0.0%	4.89%	46.00%	0.74%	13.96%	-62.25%	6.71%	9.62%	9.60%	9.60%	11.38%
THRD TF Financial Corp. of Newtown PA	0.9%	18.8%	75.3%	73.7%	15.1%	0.0%	10.0%	0.7%	9.3%	0.0%	-1.50%	4.04%	-3.44%	2.05%	-18.62%	5.29%	5.75%	9.02%	9.02%	16.36%
TSBK Timberland Bancorp, Inc. of WA	2.1%	11.3%	79.7%	69.5%	18.1%	0.0%	11.9%	1.1%	10.7%	0.0%	12.15%	-28.52%	24.98%	3.37%	NM	-6.13%	-6.34%	12.96%	12.96%	13.84%

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Company's asset composition reflects a higher concentration of loans to assets, at 87.4% versus a 73.1% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was lower than for the Peer Group (9.2% of assets versus 22.4% for the Peer Group). Overall, the Company's interest-earning assets ("IEA") approximated 96.6% of assets, which is slightly higher than the comparative Peer Group ratio of 95.5%. On a pro forma basis, the Company's IEA advantage is expected to increase as the net proceeds are reinvested into IEA.

The Company's deposits equaled 61.8% of assets, which was slightly below the Peer Group average of 68.3%. The Company has utilized borrowings to a greater extent than the Peer Group, on average, at 26.3% and 21.7% of assets (includes subordinated debt), respectively. Total interest-bearing liabilities ("IBL") maintained by Kaiser Federal Financial and the Peer Group, equaled 88.1% and 90.0% of assets, respectively. The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations with equity.

Kaiser Federal Financial posted higher 12 month asset growth than the Peer Group, at 8.21% and 3.51%, respectively. The Company's comparatively faster growth is attributable to efforts to expand lending and leverage its equity, particularly following the completion of the minority stock issuance in 2004, as noted earlier. The Company's faster loan growth (10.26% versus 3.32% for the Peer Group on average) partially reflects the higher level of loan purchases by comparison. The portfolio of cash, investments and MBS modestly decreased for the Peer Group, by 5.64% as compared to the comparable shrinkage of 6.45% for the Company.

The Company's deposit growth rate was comparable to the Peer Group average as Kaiser Federal Financial sought to fund targeted asset growth, 6.62% versus 7.21% for the Peer Group on average. Borrowed funds increased much more rapidly for the Company at a 16.71% annual pace versus moderate shrinkage of 16.36% for the Peer Group, as the Company increased borrowings to support its leveraging objectives.

The Company's equity declined by 0.37% as compared to modest growth of 2.58% for the Peer Group based on the average. Reduction of the Company's equity and the modest growth for the Peer Group reflects the adoption of dividend and capital management strategies by both the Company and the Peer Group. On a post-offering basis, the Company's equity growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.

Income and Expense Components

Table 3.3 displays comparative statements of operations for the Company and the Peer Group. Kaiser Federal Financial and the Peer Group reported net income to average assets ratios of 0.61% and 0.78%, respectively. The Company's operations reflect a relatively favorable level of operating expense and fee income, the benefits of which are offset by a comparatively weaker net interest income ratio.

The Peer Group's interest income and interest expense ratios relative to average assets were relatively favorable in comparison to the Company, resulting in a stronger net interest income ratio. The Peer Group's higher interest income ratio was realized through earning a high yield on interest-earning assets (6.59% versus 5.55% for the Company). Despite the Company's higher ratio of loans-to-assets, the Company's lower asset yields reflect its higher concentration of 1-4 family residential mortgage loans, the majority of which are fixed rate loans. In contrast, many of the Peer Group companies have a more substantial internal origination capability and greater loan diversification into higher yielding loans. The Company's marginally lower interest expense ratio, 3.00% versus 3.35% of average assets for the Peer Group, reflects the Company's relatively strong capital ratio, notwithstanding the higher level of borrowings and competitive rate posture taken to stimulate deposit growth. Kaiser Federal Financial's interest expense ratio is expected to diminish on a pro forma basis, as the conversion proceeds will represent interest-free funds for the Company. Overall, the Company's net interest income ratio of 2.34% compared unfavorably to the Peer Group average of 2.95%.

Non-interest operating income is a marginally higher contributor to Kaiser Federal Financial's earnings relative to the Peer Group, at 0.57% and 0.54%, respectively. Kaiser Federal Financial operates with a modestly lower operating expense ratio than the Peer Group, notwithstanding the Company's recent expansion through acquisition and de novo branching. The operating expense ratios for Kaiser Federal Financial and the Peer Group were 1.88% and

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Kaiser Federal Financial Group, Inc. and Comparables
For the 12 Months Ended June 30, 2007

	Net Income	Net Interest Income			Loss Provis. on IEA	NII After Provis.	Other Income			Total Other Income	G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		Income	Expense	NII			Loan Fees	R.E. Oper.	Other Income		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread		
Kaiser Federal Financial Group, Inc.																			
June 30, 2007	0.61%	5.34%	3.00%	2.34%	0.07%	2.27%	0.00%	0.00%	0.57%	0.57%	1.88%	0.00%	-0.01%	0.00%	5.55%	3.68%	1.87%	$8,835	35.01%
All Public Companies																			
Averages	0.50%	5.83%	3.09%	2.73%	0.11%	2.63%	0.03%	0.00%	0.62%	0.65%	2.57%	0.02%	0.07%	0.00%	6.19%	3.58%	2.62%	$5,493	32.41%
Medians	0.55%	5.74%	3.10%	2.72%	0.06%	2.61%	0.00%	0.00%	0.50%	0.52%	2.49%	0.00%	0.01%	0.00%	6.05%	3.62%	2.67%	$4,443	32.63%
State of CA																			
Averages	0.80%	6.60%	3.89%	2.71%	0.17%	2.54%	0.03%	-0.01%	0.35%	0.37%	1.90%	0.01%	0.31%	0.00%	6.86%	4.30%	2.56%	$6,643	39.21%
Medians	0.78%	6.76%	3.78%	2.69%	0.14%	2.65%	0.01%	0.00%	0.36%	0.38%	1.97%	0.00%	0.06%	0.00%	7.00%	4.21%	2.72%	$5,983	40.59%
Comparable Group																			
Averages	0.78%	6.30%	3.35%	2.95%	0.10%	2.85%	0.02%	0.00%	0.51%	0.54%	2.21%	0.01%	0.02%	0.00%	6.59%	3.70%	2.89%	$5,379	33.64%
Medians	0.71%	6.11%	3.53%	2.98%	0.05%	2.92%	0.01%	0.00%	0.42%	0.45%	2.17%	0.00%	0.04%	0.00%	6.12%	3.94%	2.92%	$5,982	34.01%
Comparable Group																			
BOFI Bofi Holding, Inc. of CA	0.40%	5.43%	4.11%	1.32%	0.00%	1.33%	0.00%	0.00%	0.08%	0.08%	0.79%	0.00%	0.06%	0.00%	5.53%	4.53%	1.00%	NM	40.76%
FPTB First PacTrust Bancorp of CA	0.54%	5.89%	3.68%	2.21%	-0.04%	2.25%	0.00%	0.00%	0.29%	0.29%	1.72%	0.00%	0.00%	0.00%	6.12%	4.13%	1.99%	$6,929	34.01%
HARL Harleysville Savings Fin. Corp. of PA	0.43%	5.19%	3.67%	1.53%	0.00%	1.53%	0.00%	0.00%	0.21%	0.21%	1.21%	0.00%	0.02%	0.00%	5.38%	3.95%	1.44%	$9,048	20.51%
HWFG Harrington West Fin. Group of CA	0.63%	6.76%	4.07%	2.69%	0.04%	2.65%	0.00%	0.00%	0.38%	0.38%	1.97%	0.02%	-0.09%	0.00%	7.08%	4.36%	2.72%	$5,982	33.95%
PFB PFF Bancorp, Inc. of Pomona CA	0.90%	7.49%	3.57%	3.92%	0.68%	3.24%	0.05%	0.01%	0.45%	0.51%	2.20%	0.00%	-0.01%	0.00%	7.68%	3.94%	3.74%	$5,983	41.82%
PBCI Pamrapo Bancorp, Inc. of NJ	0.87%	5.86%	2.74%	3.12%	0.06%	3.07%	0.01%	0.00%	0.38%	0.40%	2.14%	0.00%	0.07%	0.00%	5.97%	3.05%	2.92%	$6,629	37.25%
RPFG Rainier Pacific Fin. Group of WA(2)	0.43%	6.33%	3.49%	2.84%	0.07%	2.77%	0.15%	0.00%	0.85%	1.01%	3.11%	0.03%	0.03%	0.00%	NM	NM	NM	$4,570	NM
RVSB Riverview Bancorp, Inc. of WA	1.43%	7.58%	3.17%	4.40%	0.14%	4.27%	0.02%	0.00%	1.04%	1.06%	3.17%	0.02%	0.05%	0.00%	8.29%	3.65%	4.64%	$3,263	34.73%
THRD TF Financial Corp. of Newtown PA	0.80%	5.73%	2.57%	3.16%	0.00%	3.16%	0.01%	0.00%	0.51%	0.52%	2.62%	0.00%	0.05%	0.00%	6.02%	2.89%	3.13%	$3,513	27.61%
TSBK Timberland Bancorp, Inc. of WA	1.37%	6.74%	2.42%	4.32%	0.07%	4.25%	0.00%	0.02%	0.91%	0.93%	3.20%	0.05%	0.07%	0.00%	7.26%	2.79%	4.46%	$2,497	32.10%

(1) Financial information is for the quarter ending March 31, 2007.
(2) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2.21%, respectively. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets. On a post-offering basis, the Company's operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans.

Kaiser Federal Financial's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 64.9% is slightly less favorable than the Peer Group's ratio of 63.3%. On a post-offering basis, the Company's efficiency ratio may improve marginally with the reinvestment of the offering proceeds, and thus remain at an advantage.

Loan loss provisions for the Company and the Peer Group were relatively modest, amounting to 0.07% and 0.10% of average assets for Kaiser Federal Financial and the Peer Group, respectively, reflecting relatively strong asset quality, but high net loan chargeoffs for the Company.

Non-operating income and expense were negligible for Kaiser Federal Financial and the Peer Group, enhancing their overall comparability.

The Company's effective tax rate for the last 12 months of 35.0% is slightly higher than the Peer Group average of 33.6%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2007.

Loan Composition

Kaiser Federal Financial's loan portfolio reflects a comparatively greater concentration of 1-4 family residential mortgage loans and MBS, which aggregated to 60.0% of assets and 46.3% of assets for the Company and the Peer Group, respectively (see Table 3.4). Loans secured by permanent 1-4 family residential mortgage loans equaled 58.7% of assets for the Company versus 33.2% on average for the Peer Group, while MBS comprised 2.5% and 13.1%, respectively.

The Peer Group's lending activities show greater diversification in various areas of high risk-weight lending including multi-family and commercial mortgage lending. Specifically, multi-family and commercial mortgage loans represented 24.4% of assets, which was modestly

Table 3.4
Loan Portfolio Composition and Related Information
Kaiser Federal Financial Group, Inc. and the Comparable Group
As of June 30, 2007

	Portfolio Composition as a Percent of Assets								
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Kaiser Federal Financial Group, Inc.	2.46%	58.71%	0.00%	20.75%	0.00%	8.33%	63.55%	$1,300	$0
All Public Companies (1)									
Averages	10.18%	37.29%	6.68%	18.39%	4.24%	3.03%	63.35%	$1,297,195	$15,314
Medians	7.62%	35.45%	4.32%	16.78%	2.79%	0.78%	63.98%	$31,870	$120
State of CA (1)									
Averages	10.63%	46.97%	6.64%	25.21%	2.39%	0.39%	64.48%	$16,266,318	$230,570
Medians	7.23%	48.66%	3.55%	23.36%	0.90%	0.04%	65.29%	$99,260	$133
Comparable Group									
Averages	13.05%	33.21%	12.57%	24.40%	2.96%	1.38%	70.56%	$56,143	$256
Medians	9.48%	30.20%	7.46%	24.46%	1.48%	0.49%	72.47%	$22,187	$152
Comparable Group									
BOFI Bofi Holding, Inc. of CA	31.26%	13.60%	0.07%	43.33%	0.02%	1.18%	55.58%	$0	$0
FPTB First PacTrust Bancorp of CA	0.00%	75.84%	4.73%	10.42%	0.14%	0.33%	71.38%	$0	$0
HARL Harleysville Savings Fin. Corp. of PA	26.00%	50.48%	0.99%	1.56%	0.14%	0.16%	49.44%	$3,754	$0
HWFG Harrington West Fin. Group of CA	25.55%	13.84%	14.74%	29.84%	9.05%	0.19%	73.58%	$6,307	$10
PFB PFF Bancorp, Inc. of Pomona CA	4.21%	36.66%	26.02%	20.50%	5.46%	2.67%	86.26%	$109,434	$294
PBCI Pamrapo Bancorp, Inc. of NJ	21.28%	43.56%	1.83%	23.31%	1.35%	0.38%	56.87%	$265	$0
RPFG Rainier Pacific Fin. Group of WA(1)	6.25%	14.09%	8.40%	41.38%	1.61%	6.03%	81.96%	$113,435	$549
RVSB Riverview Bancorp, Inc. of WA	0.97%	8.75%	35.40%	32.03%	8.21%	0.44%	90.93%	$130,603	$351
THRD TF Financial Corp. of Newtown PA	12.71%	51.57%	6.51%	15.98%	0.96%	0.54%	57.66%	$38,066	$333
TSBK Timberland Bancorp, Inc. of WA	2.28%	23.75%	26.97%	25.61%	2.66%	1.86%	81.94%	$159,564	$1,018

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

greater than the 20.8% ratio for the Company. Conversely, the Company was a more active consumer lender, with 8.3% of assets invested in consumer loans versus 1.4% percent for the Peer Group on average. The Peer Group maintained construction loan (12.6% of assets) and business loan (3.0% of assets) portfolios, while the Company was not engaged in these lending areas. Overall, the Peer Group's more significant diversification into higher risk types of lending translated into a higher risk-weighted-assets ratio compared to the Company (70.6% versus 63.6% for the Company).

The Company maintained a minimum level of loans serviced for others at $1.3 million compared to the Peer Group's balance of $56.1 million. It should be reiterated that a large proportion of the Company's loans have been purchased and are serviced by others.

Credit Risk

The Company's credit risk exposure appears to be similar to the Peer Group, on average, based on the NPAs ratio. As shown in Table 3.5, the Company's NPAs ratio, including accruing loans that are more than 90 days past due, equaled 0.18% of assets, which was the same as the comparable Peer Group average ratio. The Company maintained a ratio of non-performing loans/loans which was nearly equal to the Peer Group average (0.16% versus 0.17% for the Peer Group). Reserve coverage in relation to non-performing assets was less favorable for the Company, as was the Company's reserve ratio in relation to total loans. However, reserve coverage in relation to non-performing loans was more favorable for the Company. The Company's chargeoffs were comparable to the Peer Group's, largely reflecting its automobile loan portfolio.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company and the Peer Group. From a balance sheet perspective, Kaiser Federal Financial's higher equity position on a pro forma basis and improved pro forma IEA/IBL ratio suggest lower exposure. On a post-offering basis, these ratios should improve relative to the Peer Group.

Table 3.5
Credit Risk Measures and Related Information
Kaiser Federal Financial Group, Inc. and the Comparable Group
As of June 30, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Kaiser Federal Financial Group, Inc.	0.04%	0.18%	0.16%	0.40%	245.84%	193.05%	$446	0.07%
All Public Companies								
Averages	0.09%	0.60%	0.61%	0.84%	236.18%	205.29%	$486	0.11%
Medians	0.01%	0.40%	0.43%	0.78%	178.00%	115.61%	$65	0.03%
State of CA								
Averages	0.09%	0.51%	0.68%	0.83%	136.96%	172.89%	$1,978	0.12%
Medians	0.01%	0.46%	0.67%	0.72%	76.56%	107.20%	$402	0.03%
Comparable Group								
Averages	0.00%	0.18%	0.17%	0.84%	164.66%	244.20%	$791	0.09%
Medians	0.00%	0.06%	0.07%	0.74%	70.01%	248.93%	$6	0.00%
Comparable Group								
BOFI Bofi Holding, Inc. of CA	0.00%	NA	NA	0.28%	NA	NA	$0	0.00%
FPTB First PacTrust Bancorp of CA	0.00%	NA	NA	0.65%	NA	NA	$8	0.00%
HARL Harleysville Savings Fin. Corp. of PA	0.00%	0.06%	0.06%	0.47%	NA	394.73%	$3	0.00%
HWFG Harrington West Fin. Group of CA	0.00%	0.01%	NA	0.80%	NA	NA	$0	0.00%
PFB PFF Bancorp, Inc. of Pomona CA	0.01%	0.25%	0.27%	1.46%	59.80%	405.52%	$7,605	0.74%
PBCI Pamrapo Bancorp, Inc. of NJ	0.00%	0.60%	0.15%	0.67%	80.22%	73.42%	$0	0.00%
RPFG Rainier Pacific Fin. Group of WA	0.00%	0.03%	0.04%	1.27%	NA	NA	$191	0.12%
RVSB Riverview Bancorp, Inc. of WA	0.00%	0.03%	0.03%	1.30%	NA	NA	$75	-0.01%
THRD TF Financial Corp. of Newtown PA	0.00%	0.42%	0.56%	0.57%	57.40%	103.13%	$20	0.02%
TSBK Timberland Bancorp, Inc. of WA	0.01%	0.06%	0.07%	0.90%	461.20%	NA	$3	0.00%

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Kaiser Federal Financial Group, Inc. and the Comparable Group
As of June 30, 2007 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	6/30/2007	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006
					(change in net interest income is annualized in basis points)					
	Kaiser Federal Financial Group, Inc.	11.0%	109.6%	3.4%	1	6	-20	-3	-1	2
	All Public Companies	11.3%	110.0%	5.6%	1	0	-8	-6	-3	-2
	State of CA	8.0%	106.5%	3.9%	-4	6	-3	-6	-2	20
	Comparable Group									
	Averages	8.6%	106.3%	4.4%	-6	-1	-8	-9	-3	1
	Medians	9.0%	106.6%	4.3%	-6	0	-10	-11	-2	-1
	Comparable Group									
BOFI	Bofi Holding, Inc. of CA	7.7%	106.9%	1.8%	-4	12	-2	-6	-13	2
FPTB	First PacTrust Bancorp of CA	10.8%	108.7%	3.9%	-12	8	-11	-12	-9	-4
HARL	Harleysville Savings Fin. Corp. of PA	6.3%	103.9%	3.7%	-7	7	-12	-11	1	11
HWFG	Harrington West Fin. Group of CA	5.5%	102.3%	4.6%	1	7	-9	-1	-2	7
PFB	PFF Bancorp, Inc. of Pomona CA	8.3%	107.2%	2.5%	-3	-4	-12	-23	-2	16
PBCI	Pamrapo Bancorp, Inc. of NJ	9.2%	109.5%	1.8%	-12	-4	-19	-11	-11	-3
RPFG	Rainier Pacific Fin. Group of WA	9.6%	106.0%	5.3%	NA	NA	-4	8	-21	-3
RVSB	Riverview Bancorp, Inc. of WA	8.8%	105.2%	8.7%	-10	-6	-2	-17	4	-4
THRD	TF Financial Corp. of Newtown PA	9.3%	107.0%	5.0%	-6	-29	2	-5	7	-15
TSBK	Timberland Bancorp, Inc. of WA	10.7%	106.3%	6.9%	1	0	-13	-10	13	1

(1) Financial information is for the quarter ending March 31, 2007.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

To analyze interest rate risk associated with the net interest margin, we also reviewed quarterly changes in net interest income as a percent of average assets for Kaiser Federal Financial and the Peer Group. In general, the recent relative fluctuations in the Company's net interest income to average assets ratios were considered to be slightly greater than the Peer Group average, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Kaiser Federal Financial was viewed as maintaining a similar to modestly greater degree of interest rate risk exposure in the net interest margin. However, the Company's net interest income ratio should be stabilized to some degree following the Offering, given the initial expected proceeds reinvestment strategy (primarily short-to-intermediate term investment securities).

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Kaiser Federal Financial. In those areas where differences exist, these will be addressed in the form of valuation adjustments in the next section.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Kaiser Federal Financial's estimated pro forma market value of the common stock to be issued in conjunction with the Second Step Conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, and adopted by the FDIC, specify the market value methodology for estimating the pro forma market value of an institution. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the Second Step Conversion process, RP Financial will: (1) review changes in Kaiser Federal Financial's operations and financial condition; (2) monitor Kaiser Federal Financial's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the Second Step Conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the Offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Kaiser Federal Financial's value, or Kaiser Federal Financial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of Kaiser Federal Financial coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as asset/liability composition, credit risk profile, balance sheet liquidity and equity levels in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. The Company's asset composition includes a higher proportion of loans overall, with both residential mortgage loans and consumer loans exceeding the Peer Group average. The Peer Group was modestly more diversified in the areas of construction and commercial lending, including both commercial mortgage and C&I lending. Notwithstanding the higher ratio of total loans to assets, the Company's net interest income ratio is below the Peer Group attributable to the comparatively lower loan yields given the loan mix. The Company relies more heavily on borrowed funds, which has supported its faster asset growth rate. The Company's favorable ratio of IEA/IBL will improve on a post-Offering basis, thereby increasing its current advantage. One distinct disadvantage relative to the Peer Group should be noted – that is, the Company has limited contact with many of its loan customers given the high proportion of purchased loans, thus providing limited opportunity to cross-sell.

- Credit Risk Profile. The Company's credit risk profile appears to be similar based on a comparable NPAs/assets ratio relative to the Peer Group average. However, there are some offsetting risk factors for the Company, including lower reserve coverage ratios, both in terms of reserve coverage to loans and NPAs.

- Balance Sheet Liquidity. The Company currently maintains a lower level of cash, investments and MBS, although this will be reversed on a post-Offering basis. Unlike the Peer Group, on average, the majority of the Company's investments are designated HTM, which limits balance sheet liquidity; although, since the investments are shorter duration MBS and CMOs, there is good cashflow. The Company's borrowing capacity is considered to be modestly lower relative to the Peer Group's borrowings capacity, given the Company's higher level of borrowings.

- Equity. The Company operates with a higher pre-Offering tangible equity level than the Peer Group (11.0% and 8.6% of assets, respectively). Following the Offering, the Company's increased tangible equity ratio implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's higher pro forma equity position will depress its pro forma return on equity.

On balance, we have made no adjustment for the Company's financial condition on a pro forma basis relative to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings and profitability (percent of average assets) are key factors in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Profitability. The Company's profitability was modestly lower than the Peer Group average for the most recent 12 months, primarily reflecting its comparatively weaker net interest income ratio, which was only partially offset by its more favorable operating expense and non-interest income ratios. The net reinvestment benefit of the Offering proceeds into interest-earning assets should partially offset this disadvantage.

- Core Profitability. Non-operating items were negligible for both the Company and the Peer Group and, thus, Kaiser Federal Financial's core profitability remained at a modest disadvantage in comparison to the Peer Group average.

- Interest Rate Risk. Quarterly changes in the net interest income ratio indicate a slightly greater degree of volatility for the Company. The net reinvestment benefit of the Offering proceeds is anticipated to eliminate some of the Company's greater volatility. On balance, we considered interest rate risk to be a neutral factor in the earnings valuation adjustment.

- Credit Risk. Loan loss provisions had a limited impact on the Company's and Peer Group's profitability for the past year and both had similar levels of NPAs. At the same time, the Company's reserve ratios fall below the Peer Group averages in relation to total loans and NPAs. While the Company maintains a lower risk weighted assets ratio, the Company has experienced a comparable level of chargeoffs. We considered credit risk to be a neutral factor in the earnings valuation adjustment.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company's earnings growth potential increases on a post-Offering basis given the increased leverage capacity and reinvestment benefits. Second, while the Company has been expanding its financial services centers, the balance sheet growth advantage has been attributable to borrowings. Third, the majority of the Company's recent loan portfolio increase has been attributable to purchases, and since these loans are serviced by others, the Company has far less potential to cross-sell and emphasize relationship banking than the Peer Group companies. Fourth, given the Company's continuing dependency on Kaiser Permanente affiliations and more limited loan origination platform, the Company faces cultural issues in seeking to expand through mergers.

- Return on Equity. The Company's pro forma equity position will considerably exceed the Peer Group average. Coupled with the modestly lower pro forma core ROA, the Company's pro forma core ROE is anticipated to be much lower than the Peer Group average.

Overall, we concluded that a slight downward adjustment for profitability, growth and viability of earnings was appropriate.

3. Asset Growth

The Company's recent asset growth exceeded the Peer Group average, reflecting the Company's efforts to support earnings through leveraging equity, through retail means but also by purchasing loans funded by borrowings. The Company's retail growth has been consistent with the Peer Group. The Company's stronger equity position and desire to increase return on equity have been key factors leading to the decision to utilize wholesale funding and purchase loans. From a franchise perspective the wholesale funding/loan purchase strategy is less valuable than the retail growth. On a pro forma basis, the Company's higher pro forma equity position will facilitate the ability for continued strong growth. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in Los Angeles, San Bernardino, and Riverside Counties in southern

California and Santa Clara County in northern California, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks. Demographic and income trends and characteristics in the Company's primary market area are generally consistent to the primary market areas served by the Peer Group companies on the whole, and four of the Peer Group companies operate in the same market area (see Table 4.1). The deposit market share exhibited by the Company was relatively smaller than the Peer Group average in their respective primary market areas (0.2% for the Company versus 5.3% for the Peer Group), but the majority of the Peer Group companies were in comparatively smaller markets. Unemployment rates in Kaiser Federal Financial's market were above the average and medians for the Peer Group's markets. On balance, we concluded that no adjustment was appropriate for the Company's market area.

5. Dividends

Kaiser Federal Financial has indicated its preliminary intent to pay dividends in an amount such that current minority shareholders of Kaiser Federal Financial will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the Second Step Conversion. At the current midpoint valuation, the annual dividend payment would equal $0.27 per share and provide a yield of 2.7% based on the $10.00 per share initial Offering price (i.e., reflects the stated intent to maintain the current dividend of $0.40 per share adjusted for the exchange ratio to minority shareholders). However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.61% to 5.08%. The average dividend yield on the stocks of the Peer Group institutions was 3.1% as of August 31, 2007, representing an average payout ratio of 37.9% of core earnings. As of August 31, 2007, approximately 88% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an

Table 4.1
Kaiser Federal Financial Group, Inc.
Peer Group Market Area Comparative Analysis

Institution	Headquarters County	Estimated Population 2000 (000)	Estimated Population 2007 (000)	Projected Population 2012 (000)	Estimated 2000-2007 % Change	Projected 2007-2012 % Change	Per Capita Income Amount	Per Capita Income % State Average	6/30/06 Deposit Market Share(1)	Unemployment Rate 6/30/2007
PFF Bancorp, Inc. of CA	Los Angeles	9,519	10,111	10,454	6.22%	3.39%	$26,078	90.19%	0.53%	4.9%
Harrington West Fin. Group of CA	Santa Barbara	399	422	439	5.75%	3.85%	$29,256	101.18%	3.21%	4.2%
Rainier Pacific Fin. Group of WA	Pierce	701	783	843	11.71%	7.62%	$27,259	91.00%	5.37%	4.7%
Bofi Holding, Inc. of CA	San Diego	2,814	3,064	3,192	8.90%	4.18%	$29,468	101.91%	0.92%	4.6%
Riverview Bancorp, Inc. of WA	Clark	345	419	481	21.48%	14.62%	$28,092	93.78%	11.26%	5.3%
First PacTrust Bancorp of CA	San Diego	2,814	3,064	3,192	8.90%	4.18%	$29,468	101.91%	0.92%	4.6%
Harleysville Savings Fin. Cp. of PA	Montgomery	750	790	818	5.26%	3.58%	$41,542	150.50%	6.81%	3.4%
TF Financial Corporation of PA	Bucks	598	638	668	6.78%	4.64%	$37,687	136.54%	1.56%	3.7%
Pamrapo Bancorp, Inc. of NJ	Hudson	609	622	631	2.10%	1.47%	$27,379	77.43%	2.17%	5.3%
Timberland Bancorp, Inc. of WA	Grays Harbor	67	72	74	6.77%	2.60%	$21,356	71.29%	19.81%	6.2%
	Averages:	**1,862**	**1,999**	**2,079**	**8.38%**	**5.01%**	**$29,759**	**101.57%**	**5.26%**	**4.7%**
	Medians:	**655**	**711**	**743**	**6.78%**	**4.02%**	**$28,674**	**97.48%**	**2.69%**	**4.7%**
Kaiser Federal Financial Group, Inc.	**Los Angeles**	**9,519**	**10,111**	**10,454**	**6.22%**	**3.39%**	**$26,078**	**90.19%**	**0.16%**	**4.9%**
	San Bernardino	**1,709**	**2,052**	**2,336**	**20.06%**	**13.84%**	**$20,727**	**71.68%**	**0.27%**	**5.4%**
	Santa Clara	**1,683**	**1,771**	**1,835**	**5.24%**	**3.61%**	**$44,815**	**154.99%**	**0.12%**	**4.7%**
	Riverside	**1,545**	**2,101**	**2,554**	**35.97%**	**21.56%**	**$23,110**	**79.92%**	**---- %**	**5.7%**

(1) Total institution deposits in headquarters county as percent of total county deposits (banks and thrifts only).

Sources: SNL, FDIC, US Dept. of Labor.

average yield of 2.9% and an average payout ratio of 45.3% of earnings. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend policy provides for a modestly higher yield compared to the yield provided by the Peer Group. While the Company's implied payout ratio of 84.64% of pro forma earnings at the midpoint is above the Peer Group's payout ratio, the Company's ability to maintain a higher payout ratio is supported by its much higher pro forma equity ratio and expectations that the Company will seek to increase earnings through growth. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group companies trade on the NASDAQ system while one company is traded on the New York Stock Exchange ("NYSE"). Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $57.1 million to $410.3 million as of August 31, 2007, with average and median market values of $126.9 million and $95.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.9 million to 23.4 million, with average and median shares outstanding equaling 7.9 million and 6.1 million, respectively. The Company's pro forma market value and shares outstanding for the Company will exceed the Peer Group average and median, as well as the majority of the Peer Group companies individually. Accordingly, we have not applied an adjustment for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as the Company coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the acquisition market for thrift franchises in California; and (4) the market for the public stock of the Company. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks traded in a narrow range before strengthening at the end of August 2006 and into early-September, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The Dow Jones Industrial Average moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 market. The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks surged higher at the end of January 2007, as the Federal Reserve concluded its late-January meeting with no change in rates. The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February. Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally. Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February. A sell-off in China's stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China's stock market. Mounting troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March, reflecting concerns that rising subprime mortgage delinquencies would filter into the broader economy. Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve. The Federal Reserve's decision to hold rates steady strengthened the stock market rebound, as investors were buoyed by the Federal Reserve's assessment that the economy continued to expand at a moderate pace. Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA. News of Iran's release of British hostages, lower oil prices and a favorable March employment report also contributed to the broader market gains in early-April. The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April. For the month of April, the DJIA closed up 5.7%. Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May. Following a sharp one day sell-off on a weak retail sale report for April, the positive trend in the broader stock market continued into mid-May. A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence was noted factors that held to sustain the rally. Stocks eased lower in late-May reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stock during late-July and early-August. Stocks were driven lower by fears that the housing slump was spreading to the broader economy and concerns of a widening credit crunch prompted by home mortgage lender cutting off credit or raising rates for a growing number of borrowers. The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis. Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at the September meeting. As an indication of the general trends in the nation's stock markets over the past year, as of August 31, 2007 the DJIA closed at 13357.74 an increase of 17.4% from one year ago and an increase of 7.2% year-to-date, and the NASDAQ closed at 2596.36 an increase of 18.9% from one year ago and an increase of 7.5% year-to-date. The Standard & Poors 500 Index closed at 1473.99 on August 31 2007 an increase of 13.1% from one year ago and an increase of 3.9% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have underperformed the broader stock market. Thrift stocks trended lower in late-August 2006 reflecting concerns of a slowdown in housing, while a favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrifts stocks along with the broader market in mid-November. Weaker than expected housing data pressured thrift stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the beginning of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve meeting provided for a choppy trading market for thrift issues in mid- and late-January. Thrift stocks posted gains in late-January and early-February, as thrift investors reacted favorably to the Federal Reserve's decision to hold rates steady. While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February. The late-February sell-off triggered by the downturn in China's stock market hit thrift stocks as well. Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders. In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006. Thrift stocks participated in the broader stock market rally following the Federal Reserve's decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace. Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007. In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector. Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market. A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America's $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks. Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade securities backed by subprime mortgages. Bargain hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality. A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July. The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems. Thrift stocks participated in the volatility exhibited in the broader market volatility in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August. Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve's next meeting. On August 31, 2007, the SNL Index for all publicly-traded thrifts closed at 1,537.5 a decrease of 8.8% from one year ago and a decrease of 16.0% year-to-date. The SNL MHC Index closed at 3,516.6 on August 31, 2007, an increase of 4.1% from one year ago and a decrease of 9.2% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues has weakened over the past several quarters. In contrast to the new issue market prevailing through 2006 and into early 2007, the selloff in the broader market has translated into a weakening of the thrift IPO market. In this regard, fewer offerings have been oversubscribed and all but one of the thrift conversion offerings (all transaction structures) were trading below their IPO prices as of August 31, 2007.

As shown in Table 4.2, two standard and three mutual holding company offerings were completed during the past three months. However, second-step conversion offerings are considered to be more relevant for our analysis, and only one was completed over the last three months. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks.

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals).

Abington Bancorp, Inc. of Pennsylvania converted to full stock form in June 2007 at a pro forma P/TB ratio of 102.9% and a pro forma P/E ratio of 27.2 times. During their first week of trading as a fully-converted company, the stock price of Abington Bancorp decreased by 1.6% from its IPO price, and by 7.5% over the first month of trading. As of August 31, 2007,

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans			
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	852%	$ 63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.98%	1.46%	64%	$ 13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%
Second Step Conversions																
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	67%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%
Averages - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	67%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%
Medians - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	67%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%
Mutual Holding Company Conversions																
FSB Community Bncshrs, Inc., NY*	8/15/07	FSBC-OTCBB	$ 151	9.05%	0.03%	700%	$ 8.4	47%	85%	10.2%	N.A.	N.A.	8.3%	4.2%	10.4%	3.2%
Beneficial Mutual Bancorp, Inc., PA	7/16/07	BNCL-NASDAQ	$ 3,463	11.44%	0.50%	207%	$ 236.1	44%	132%	1.3%	C/S	300K/4.02%	8.8%	4.4%	11.1%	1.3%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%
Averages - Mutual Holding Company Conversions:			$ 1,253	9.18%	0.31%	358%	$ 85.1	45%	117%	6.0%	NA	NA	8.6%	4.3%	10.8%	2.9%
Medians - Mutual Holding Company Conversions:			$ 151	9.05%	0.39%	207%	$ 10.7	45%	132%	6.5%	NA	NA	8.7%	4.4%	10.9%	3.2%
Averages - All Conversions:			$ 831	10.23%	0.48%	343%	$78.7	68%	115%	4.7%	NA	NA	8.2%	4.1%	10.3%	3.8%
Medians - All Conversions:			$ 184	10.25%	0.32%	187%	$38.7	52%	126%	3.8%	NA	NA	8.2%	4.1%	10.2%	3.8%

Institution	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3) P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac. Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 8/31/07 ($)	% Change (%)
Standard Conversions																
Louisiana Bancorp, Inc., LA	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.91	9.1%	$10.86	8.6%
Quaint Oak Bancorp, Inc., PA*(1)	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$8.90	-11.0%	$9.00	-10.0%
Averages - Standard Conversions:	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Medians - Standard Conversions:	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Second Step Conversions																
Abington Bancorp, Inc., PA*	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.26	-7.5%	$9.59	-4.1%
Averages - Second Step Conversions:	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Medians - Second Step Conversions:	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.26	-7.5%	$9.59	-4.1%
Mutual Holding Company Conversions																
FSB Community Bncshrs, Inc., NY*	0.00%	88.5%	168.7x	11.3%	0.1%	12.6%	0.6%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Beneficial Mutual Bancorp, Inc., PA	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$8.70	-13.0%	$9.50	-5.0%
Hometown Bancorp, Inc., NY	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.25	-17.5%
Averages - Mutual Holding Company Conversions:	0.00%	89.6%	78.5x	16.0%	0.3%	12.7%	2.8%	$10.00	$9.74	-2.6%	$9.79	-2.1%	$8.73	-12.7%	$8.83	-11.7%
Medians - Mutual Holding Company Conversions:	0.00%	88.5%	44.9x	16.6%	0.3%	12.8%	2.0%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Averages - All Conversions:	0.25%	88.5%	52.4x	18.9%	0.6%	18.9%	3.0%	$10.00	$9.93	-0.7%	$9.82	-1.8%	$9.21	-7.9%	$9.33	-6.8%
Medians - All Conversions:	0.00%	85.3%	29.4x	19.7%	0.7%	17.6%	3.1%	$10.00	$9.90	-1.0%	$9.92	-0.8%	$8.83	-11.8%	$9.25	-7.6%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 31, 2007

Abington Bancorp was trading at a price of $9.59 per share, or 4.1% below its IPO price, at a pro forma P/TB ratio and P/Core Earnings multiple of 96.0% and 38.4 times, respectively. Kaiser Federal Financial's midpoint pricing ratios are near parity with Abington Bancorp's pro forma pricing at closing while Kaiser Federal Financial's pro forma midpoint pricing ratios are at premium (6.5% premium to P/TB and 19.9% discount to the P/Core Earnings multiple) to Abington Bancorp's pricing ratios based on its August 31, 2007, trading level.

Although less comparable to the Company given their different transaction structures, the two standard conversion offerings and two minority stock offerings by MHCs also provide insight into the current state of the new issue market. The two standard conversion offerings by Louisiana Bancorp and Quaint Oak Bancorp (Pennsylvania), respectively, were completed at an average pro forma P/TB of 79.8% and P/E multiple of 25.9 times. Demand for both issues was relatively strong, although the Louisiana Bancorp transaction was not oversubscribed closing between the maximum and supermaximum of the range taking all orders received. Quaint Oak Bancorp's offering was oversubscribed and closed at the supermaximum of the offering range. As of August 31, 2007, Louisiana Bancorp was trading modestly above its IPO price (8.6%) while Quaint Oak Bancorp's price had fallen by 10.0% relative to its IPO price.

Weakness is also evident in the aftermarket trading in the minority stock of recent offerings completed by MHCs. The recent offerings completed by Beneficial Mutual Bancorp (Pennsylvania) and Hometown Bancorp (New York) were oversubscribed and closed at the supermaximum of their respective offering ranges at pro forma full-converted P/TBs of 97.6% and 82.6%, respectively. FSB Community Bancshares' offering had to be extended to close at the minimum of the offering range and, to date, the stock has only traded on one day since closing on August 15, 2007. As of August 31, 2007, both Beneficial Mutual Bancorp and Hometown Bancorp were trading below their IPO prices by 5.0% and 17.5%, respectively. FSB Community Bancshares' stock did not trade until August 31, 2007 and closed down 17.5% from the IPO price.

In response to market weakness, the majority of the conversions just commencing their offerings faced reductions in pro forma valuations immediately prior to going effective, which such reductions falling in the 10% to 15% range generally. The results of these offerings and after-market performance will be important indicators to consider in an updated valuation of the Company prior to going effective.

C. The Acquisition Market

Also considered in the valuation was the potential impact on the Company's stock price of recently completed and pending acquisitions of other savings institutions headquartered in California. As shown in Exhibit IV-4, there were ten thrift acquisitions completed from the beginning of 2004 through year-to-date 2007. The recent acquisition activity involving savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's Offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Kaiser Federal Financial's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Kaiser Federal Financial's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Kaiser Federal Financial's Stock

Since Kaiser Federal Financial's minority stock currently trades under the symbol "KFED" on the NASDAQ national stock market, RP Financial also considered the recent trading activity in the valuation analysis. Kaiser Federal Financial had a total of 13,948,945 shares issued and outstanding at August 31, 2007, of which 5,087,195 shares were held by public shareholders and traded as public securities. As of August 31, 2007, the Company's closing stock price was $13.72 per share, implying an aggregate value of $191,379,525. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade) and a different return on equity for the conversion stock. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Kaiser Federal Financial's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of Kaiser Federal Financial's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted federally-insured institution, Kaiser Federal Financial will operate in substantially the same regulatory environment as the Peer Group members – all of whom are well capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios, while the Peer Group's regulatory capital ratios were previously shown in Table 3.2. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock – price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Second Step Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Kaiser Federal Financial's prospectus for Offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of Kaiser Federal Financial stock. Converting institutions generally do not have stock outstanding. Kaiser Federal Financial, however, has public shares outstanding due to the mutual holding company form of ownership. Since Kaiser Federal Financial is currently traded on NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the August 31, 2007 stock price of $13.72 per share and the 13,948,945 shares of Kaiser Federal Financial stock outstanding, the Company's implied market value of $191.4 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Kaiser Federal Financial's stock was somewhat discounted herein and may become more informative towards the closing of the Offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the Offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of August 31, 2007, the aggregate pro forma market value of Kaiser Federal Financial's conversion stock was $204,628,080 at the midpoint, equal to 20,462,808 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 63.53% ownership interest to the public, which provides for a $130.0 million public Offering at the midpoint value.

1. Earnings Approach ("P/E" and "Core P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $4.704 million for the twelve months ended June 30, 2007. In deriving the Company's core earnings, the only adjustment made to reported earnings was to eliminate the loss on the Company's equity investment in a California Affordable Housing Program of $99,000. Accordingly, on a tax affected basis, reflecting the marginal tax rate of 41.1%, the Company's core earnings were determined to equal $4.762 million for the 12 months ended June 30, 2007 (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported P/E multiples at the $204.6 million midpoint value equaled 30.77 times. Over the range of value the Company's reported and core P/E ratios are at substantial premiums based on reported and core earnings (both based on averages and medians), as shown in the table on the following page.

Kaiser Fed. Financial P/E Premiums/(Discounts) Vs. Peer Group Over Range of Value

	Kaiser Fed. Fin		Peer Group				Kaiser Fed. Fin. Premiums/(Discounts)			
			Average		Median		Average		Median	
	P/E	Core P/E	P/E	Core P/E	P/E	Core P/E	P/E	Core P/E	P/E	Core P/E
Superrange	37.65x	37.35x	17.73x	18.40x	15.43x	16.10x	112.35%	102.99%	144.01%	131.99%
Maximum	34.26x	33.97x	17.73x	18.40x	15.43x	16.10x	93.23%	84.62%	122.03%	110.99%
Midpoint	31.04x	30.77x	17.73x	18.40x	15.43x	16.10x	75.07%	67.23%	101.17%	91.12%
Minimum	27.54x	27.29x	17.73x	18.40x	15.43x	16.10x	55.33%	48.32%	78.48%	69.50%

Source: Table 4.3

2. Book Value Approach ("P/B" and "P/TB"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value, including $22,000 of net assets at the MHC. In applying the P/B approach, we considered both reported book value ("P/B") and tangible book value ("P/TB"). Based on the $204.6 million midpoint valuation, Kaiser Federal Financial's pro forma P/B and P/TB ratios equaled 100.13% and 102.27%, respectively. The resulting discounts to the Peer Group's P/B and P/TB ratios, both averages and medians, over the range of value appear below.

Kaiser Fed. Financial P/B Premiums/(Discounts) Vs. Peer Group Over Range of Value

	Kaiser Fed. Fin.		Peer Group				Kaiser Fed. Fin. Premiums/(Discounts)			
			Average		Median		Average		Median	
	P/B	P/TB	P/B	P/TB	P/B	P/TB	P/B	P/TB	P/B	P/TB
Superrange	112.74%	114.78%	126.99%	137.30%	119.01%	124.46%	-11.2%	-16.4%	-5.27%	-7.78%
Maximum	106.50%	108.60%	126.99%	137.30%	119.01%	124.46%	-16.1%	-20.9%	-10.51%	-12.74%
Midpoint	100.13%	102.27%	126.99%	137.30%	119.01%	124.46%	-21.2%	-25.5%	-15.86%	-17.83%
Minimum	92.63%	94.79%	126.99%	137.30%	119.01%	124.46%	-27.1%	-31.0%	-22.17%	-23.84%

Source: Table 4.3

Table 4.3
Public Market Pricing
Kaiser Federal Financial Group, Inc.
As of August 31, 2007

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
				Core	Book												Reported		Core			
		Price/ Share(1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE	Offering Size	Exchange Ratio
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
Kaiser Federal Financial Group, Inc.																						
	Superrange	$10.00	$270.62	$0.27	$8.87	37.65x	112.74%	28.57%	114.78%	37.35x	$0.21	2.06%	77.62%	$947	25.34%	0.15%	0.76%	2.99%	0.76%	3.02%	171.93	1.94008
	Maximum	$10.00	$235.32	$0.29	$9.39	34.26x	106.50%	25.35%	108.60%	33.97x	$0.24	2.37%	81.22%	$928	23.80%	0.16%	0.74%	3.11%	0.75%	3.14%	149.50	1.68703
	Midpoint	$10.00	$204.63	$0.32	$9.99	31.04x	100.13%	22.45%	102.27%	30.77x	$0.27	2.73%	84.64%	$912	22.42%	0.16%	0.72%	3.23%	0.73%	3.25%	130.00	1.46698
	Minimum	$10.00	$173.93	$0.38	$10.80	27.54x	92.63%	19.43%	94.79%	27.29x	$0.32	3.21%	88.35%	$895	20.98%	0.16%	0.71%	3.36%	0.71%	3.39%	110.50	1.24693
All Public Companies(7)																						
	Averages	$16.62	$412.92	$0.74	$13.46	19.97x	130.65%	16.47%	149.25%	20.71x	$0.41	2.34%	35.89%	$3,136	12.58%	0.60%	0.53%	5.04%	0.49%	4.70%		
	Medians	14.14	91.89	0.48	11.55	17.89x	120.79%	13.46%	136.61%	19.09x	$0.34	2.39%	40.68%	$778	10.67%	0.37%	0.55%	4.54%	0.54%	4.64%		
All Non-MHC State of CA(7)																						
	Averages	$25.23	$553.61	$2.05	$23.61	12.21x	105.92%	6.50%	107.95%	14.54x	$0.60	2.79%	25.23%	$7,071	7.93%	0.51%	0.79%	10.43%	0.59%	7.68%		
	Medians	$22.80	$148.07	$1.08	$18.95	11.27x	110.75%	8.37%	111.17%	11.27x	$0.50	3.10%	22.99%	$1,770	7.43%	0.46%	0.78%	10.55%	0.54%	8.45%		
Comparable Group Averages																						
	Averages	$16.95	$126.93	$1.07	$13.57	17.73x	126.89%	11.95%	137.30%	18.40x	$0.55	3.06%	37.92%	$1,176	9.17%	0.18%	0.77%	8.12%	0.75%	8.01%		
	Medians	$16.04	$95.24	$1.04	$12.58	15.43x	119.01%	11.74%	124.46%	16.10x	$0.59	3.10%	42.94%	$805	9.58%	0.06%	0.71%	8.76%	0.73%	8.40%		
State of California																						
BOFI	Bofi Holding, Inc. Of CA	$7.27	$60.11	$0.32	$8.19	20.19	88.77%	6.35%	88.77%	22.72x	$0.00	0.00%	0.00%	$947	7.15%	NA	0.36%	4.47%	0.32%	3.98%		
BYFC	Broadway Financial Corp. of CA	$10.35	$17.51	$0.87	$10.86	11.76x	95.30%	5.51%	95.30%	11.90x	$0.20	1.93%	22.99%	$318	5.78%	0.02%	0.50%	8.54%	0.49%	8.45%		
DSL	Downey Financial Corp. of CA	$56.59	$1,576.26	$5.78	$52.58	8.45x	107.63%	10.58%	107.87%	9.79x	$0.48	0.85%	8.30%	$14,903	9.83%	0.94%	1.15%	13.43%	1.00%	11.59%		
FPTB	First PacTrust Bancorp of CA	$22.80	$100.41	$0.98	$18.95	23.27x	120.32%	13.05%	120.32%	23.27x	$0.74	3.25%	NM	$769	10.85%	NA	0.54%	5.28%	0.54%	5.28%		
FED	FirstFed Financial Corp. of CA	$50.25	$804.50	$7.57	$45.24	6.34x	111.07%	10.49%	111.17%	6.64x	$0.00	0.00%	0.00%	$7,669	9.44%	0.46%	1.39%	18.33%	1.32%	17.49%		
HWFG	Harrington West Fncl Grp of CA	$14.90	$82.65	$1.40	$12.42	11.64x	119.97%	7.31%	132.09%	10.64x	$0.50	3.36%	35.71%	$1,130	6.09%	0.01%	0.62%	10.55%	0.68%	11.54%		
IMB	IndyMac Bancorp, Inc. of CA	$24.20	$1,782.69	($1.34)	$27.83	6.97x	86.96%	5.63%	92.33%	NM	$2.00	8.26%	NM	$31,659	6.48%	1.09%	0.90%	12.94%	-0.35%	-5.00%		
PFB	PFF Bancorp, Inc. of Pomona CA	$17.52	$410.32	$1.77	$15.82	10.01x	110.75%	9.18%	111.17%	9.90x	$0.76	4.34%	42.94%	$4,469	8.29%	0.25%	0.90%	10.60%	0.91%	10.72%		
PROV	Provident Fin. Holdings of CA	$23.22	$148.07	$1.08	$20.63	11.27x	112.55%	8.37%	112.55%	21.50x	$0.72	3.10%	66.67%	$1,770	7.43%	0.83%	0.78%	9.70%	0.41%	5.09%		
Comparable Group																						
BOFI	Bofi Holding, Inc. Of CA	$7.27	$60.11	$0.32	$8.19	20.19	88.77%	6.35%	88.77%	22.72x	$0.00	0.00%	0.00%	$947	7.15%	NA	0.36%	4.47%	0.32%	3.98%		
FPTB	First PacTrust Bancorp of CA	$22.80	$100.41	$0.98	$18.95	23.27	120.32%	13.05%	120.32%	23.27x	$0.74	3.25%	NM	$769	10.85%	NA	0.54%	5.28%	0.54%	5.28%		
HARL	Harleysville Svgs Fin Cp of PA	$14.83	$57.13	$0.84	$12.73	17.05	116.50%	7.34%	116.50%	17.65x	$0.68	4.59%	NM	$778	6.30%	0.06%	0.44%	6.88%	0.42%	6.64%		
HWFG	Harrington West Fncl Grp of CA	$14.90	$82.65	$1.40	$12.42	11.64	119.97%	7.31%	132.09%	10.64x	$0.50	3.36%	35.71%	$1,130	6.09%	0.01%	0.62%	10.55%	0.68%	11.54%		
PFB	PFF Bancorp, Inc. of Pomona CA	$17.52	$410.32	$1.77	$15.82	10.01	110.75%	9.18%	111.17%	9.90x	$0.76	4.34%	42.94%	$4,469	8.29%	0.25%	0.90%	10.60%	0.91%	10.72%		
PBCI	Pamrapo Bancorp, Inc. of NJ	$18.10	$90.07	$1.07	$11.80	16.16	153.39%	14.15%	153.39%	16.92x	$0.92	5.08%	NM	$636	9.23%	0.60%	0.87%	9.43%	0.83%	9.01%		
RPFG	Rainier Pacific Fin Grp of WA	$16.16	$106.14	$0.42	$13.69	35.91	118.04%	11.73%	122.33%	38.48x	$0.26	1.61%	61.90%	$905	9.94%	0.03%	0.33%	3.29%	0.30%	3.07%		
RVSB	Riverview Bancorp, Inc. of WA	$14.93	$172.70	$1.00	$8.62	14.64	173.20%	20.75%	235.12%	14.93x	$0.44	2.95%	44.00%	$832	11.98%	0.03%	1.43%	12.11%	1.40%	11.88%		
THRD	TF Fin. Corp. of Newtown PA	$27.05	$78.04	$1.77	$22.95	14.70	117.86%	11.75%	126.58%	15.28x	$0.80	2.96%	45.20%	$664	9.97%	0.42%	0.80%	8.10%	0.77%	7.79%		
TSBK	Timberland Bancorp, Inc. of WA	$15.91	$111.77	$1.12	$10.53	13.72	151.09%	17.91%	166.77%	14.21x	$0.40	2.51%	35.71%	$624	11.85%	0.06%	1.37%	10.52%	1.32%	10.15%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Assets Approach ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, Kaiser Federal Financial's value equaled 22.45% of pro forma assets. The resulting premiums to the Peer Group's average and median P/A ratios, over the range of value, appear below.

Kaiser Fed. Financial P/A Premiums/(Discounts) Vs. Peer Group Over Range of Value

	Kaiser Fed. Fin.	Peer Group		Kaiser Fed. Fin. Premiums/ (Discounts)	
		Average	Median	Average	Median
	P/A	P/A	P/A	P/A	P/A
Superrange	28.57%	11.95%	11.74%	139.1%	143.36%
Maximum	25.35%	11.95%	11.74%	112.1%	115.93%
Midpoint	22.45%	11.95%	11.74%	87.9%	91.23%
Minimum	19.43%	11.95%	11.74%	62.6%	65.50%

Source: Table 4.3

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $204,628,080 at the midpoint. Based on this valuation and the approximate 63.53% ownership interest being sold in the public Offering, the midpoint value of the Company's stock Offering is $130,000,000, equal to 13,000,000 shares at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share Offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Supermaximum	27,062,063	17,192,500	9,869,563	1.9401
Maximum	23,532,229	14,950,000	8,582,229	1.6870
Midpoint	20,462,808	13,000,000	7,462,808	1.4670
Minimum	17,393,386	11,050,000	6,343,386	1.2469
Distribution of Shares				
Supermaximum	100.00%	63.53%	36.47%	
Maximum	100.00%	63.53%	36.47%	
Midpoint	100.00%	63.53%	36.47%	
Minimum	100.00%	63.53%	36.47%	
Aggregate Market Value(1)				
Supermaximum	$270,620,630	$171,925,000	$98,695,630	
Maximum	235,322,290	149,500,000	85,822,290	
Midpoint	204,628,080	130,000,000	74,628,080	
Minimum	173,933,860	110,500,000	63,433,860	

(1) Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Kaiser Federal Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Kaiser Federal Financial equal to 36.47% as of August 31, 2007. The exchange ratio to be received by the existing minority shareholders of Kaiser Federal Financial will be determined at the end of the Offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and Offering range concluded above, the exchange ratio would be 1.2470 shares, 1.4670 shares, 1.6870 shares and 1.9401 shares of newly issued shares of Kaiser Federal Financial stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the Offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Kaiser Federal Financial Group, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Kaiser Federal Financial Group, Inc.
Key Operating Ratios

Exhibit I-2

Kaiser Federal Financial Group, Inc.
Key Operating Ratios

	At or for the Year Ended June 30,				
	2007	2006	2005	2004	2003
Selected Operating Ratios:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.61%	0.68%	0.82%	0.58%	0.68%
Return on equity (ratio of net income to average total equity)	5.09%	5.33%	5.49%	6.05%	7.13%
Dividend payout ratio [(1)]	112.69%	78.62%	44.80%	n/a	n/a
Ratio of noninterest expense to average total assets	1.89%	1.87%	1.97%	1.82%	2.77%
Efficiency ratio [(2)]	65.15%	61.86%	58.96%	63.92%	65.46%
Ratio of average interest-earning assets to average interest-bearing liabilities	117.84%	119.38%	124.49%	117.32%	118.57%
Interest Rate Spread Information:					
Average interest rate spread	1.87%	2.17%	2.48%	2.03%	2.98%
Interest rate spread at end of period	1.84%	2.18%	2.33%	2.31%	2.84%
Net interest margin [(3)]	2.43%	2.66%	2.93%	2.34%	3.42%
Asset Quality Ratios:					
Non-performing assets to total assets	0.18%	0.02%	0.13%	0.02%	0.01%
Allowance for loan losses to non-performing loans[(4)]	245.84%	4062.69%	305.97%	2839.02%	8773.08%
Allowance for loan losses to total loans [(4)(5)]	0.40%	0.43%	0.45%	0.47%	0.58%
Net charge-offs to average outstanding loans	0.07%	0.06%	0.06%	0.11%	0.19%
Non-performing loans to total loans	0.16%	0.01%	0.15%	0.02%	0.01%
Capital Ratios:					
Equity to total assets at end of period	11.55%	12.54%	14.18%	15.25%	8.16%
Average equity to average assets	12.00%	12.84%	14.85%	9.56%	9.47%
Tier 1 leverage	8.32%	9.58%	10.17%	11.05%	8.16%
Tier 1 risk-based	12.76%	15.42%	16.12%	17.95%	14.20%
Total risk-based	13.30%	16.03%	16.74%	18.63%	15.11%
Other Data:					
Number of branches	9	7	5	4	3
Number of ATMs	54	40	31	25	4
Number of loans	9,442	8,942	8,847	9,936	11,020
Number of deposit accounts	66,330	64,995	65,724	65,264	64,495
Number of full-time equivalent employees per $1 million in assets	8.79	7.46	7.44	7.04	4.82

(1) The dividend payout ratio is calculated using dividends declared and not waived by our mutual holding company parent, K-Fed Mutual Holding Company, divided by net income.

(2) Efficiency ratio represents noninterest expense as a percentage of net interest income plus noninterest income, exclusive of securities gains and losses.

(3) Net interest income divided by average interest-earning assets.

(4) Total loans are net of deferred fees and costs

(5) The allowance for loan losses at June 30, 2007, 2006, 2005, 2004, and 2003 was $2.8 million, $2.7 million, $2.4 million, $2.3 million, and $2.3 million, respectively.

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-3

Kaiser Federal Financial Group, Inc.
Investment Portfolio Composition

Exhibit I-3

Kaiser Federal Financial Group, Inc.
Investment Portfolio

	At June 30,					
	2007		2006		2005	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total
			(Dollars in thousands)			
Securities available-for-sale:						
U.S. government and government sponsored entity bonds	$ 2,994	8.63%	$5,392	14.96%	$10,864	21.87%
Mortgage-backed securities:						
Freddie Mac	4,827	13.92	5,897	16.37	7,984	16.07
Collateralized mortgage obligations:						
Freddie Mac	5,758	16.61	-	-	-	-
Total securities available-for-sale	$13,579	39.16%	$11,289	31.33%	$18,848	37.94%
Securities held-to-maturity:						
U.S. government and government sponsored entity bonds	$12,000	34.61%	$12,000	33.31%	$10,000	20.13%
Mortgage-backed securities:						
Fannie Mae	303	0.87	408	1.13	541	1.09
Freddie Mac	217	0.63	269	0.75	335	0.67
Ginnie Mae	146	0.42	168	0.47	250	0.50
Collateralized mortgage obligations:						
Fannie Mae	2,747	7.92	3,372	9.36	4,617	9.29
Freddie Mac	4,926	14.21	7,197	19.98	12,570	25.30
Ginnie Mae	757	2.18	1,324	3.67	2,521	5.08
Total securities held-to-maturity	$21,096	60.84%	$24,738	68.67%	$30,834	62.06%
Total securities	$34,675	100.00%	$36,027	100.00%	$49,682	100.00%
Other earning assets:						
Interest-bearing deposits in other financial institutions	$2,970	10.39%	$9,010	24.97%	$9,010	38.57%
Fed Funds	15,750	55.09	18,335	50.80	10,325	44.20
FHLB stock	9,870	34.52	8,746	24.23	4,027	17.23
Total other earning assets	$28,590	100.00%	$36,091	100.00%	$23,362	100.00%
Total securities and other earning assets	$63,265		$72,118		$73,044	

Source: Kaiser Federal Financial Group, Inc.'s Prospectus

EXHIBIT I-4

Kaiser Federal Financial Group, Inc.
Yields and Costs

Exhibit I-4

Kaiser Federal Financial Group, Inc.
Yields and Costs

	At June 30, 2007	For the year ended June 30,								
		2007			2006			2005		
	Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
					(Dollars in thousands)					
Interest-Earning Assets										
Loans receivable [1][4]	5.80%	$ 659,186	$ 37,379	5.67%	$ 610,410	$ 32,918	5.39%	$ 510,842	$ 25,519	5.00%
Securities[2]	4.43	33,788	1,365	4.04	44,188	1,611	3.65	55,432	1,935	3.49
Fed funds	5.21	31,357	1,604	5.12	16,696	637	3.82	15,472	362	2.34
Federal Home Loan Bank stock	5.06	9,111	480	5.27	7,121	280	3.93	3,863	151	3.92
Interest-earning deposits in other financial institutions	3.40	5,232	178	3.40	9,010	301	3.34	6,672	190	2.85
Other interest-earning assets	5.19	2,764	160	5.79	1,512	74	4.89	261	11	4.14
Total interest-earning assets	5.70	741,438	41,166	5.55	688,937	35,821	5.20	592,542	28,168	4.75
Noninterest earning assets		28,224			30,756			19,951		
Total assets		$ 769,662			$ 719,693			$ 612,493		
Interest-Bearing Liabilities										
Deposits:										
Money market	2.84%	$ 95,113	$ 2,700	2.84%	$ 111,487	$ 2,343	2.10%	$ 107,274	$ 1,396	1.30%
Savings	2.05	116,150	1,925	1.66	94,809	395	0.42	96,740	405	0.42
Certificates of deposit	4.70	228,717	10,254	4.48	222,416	8,586	3.86	211,611	6,977	3.30
FHLB Advances	4.44	189,217	8,261	4.37	148,408	6,140	4.14	60,354	2,022	3.35
Total interest-bearing liabilities	3.86	629,197	23,140	3.68	577,120	17,464	3.03	475,979	10,800	2.27
Noninterest bearing liabilities		48,110			50,171			45,553		
Total liabilities		677,307			627,291			521,532		
Equity		92,355			92,402			90,961		
Total liabilities and equity		$ 769,662			$ 719,693			$ 612,493		
Net interest/spread	1.84%		$ 18,026	1.87%		$ 18,357	2.17%		$ 17,368	2.48%
Margin[3]				2.43%			2.66%			2.93%
Ratio of interest-earning assets to interest-bearing liabilities		117.84%			119.3%			124.4%		

(1) Calculated net of deferred fees, loan loss reserves and includes non-accrual loans.

(2) Calculated based on amortized cost.

(3) Net interest income divided by interest-earning assets

(4) Interest income includes loan fees of $251,000, $276,000, and $299,000 for the fiscal years ended June 30, 2007, 2006, and 2005, respectively.

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-5

Kaiser Federal Financial Group, Inc.
Interest Rate Analysis

Exhibit I-5

Kaiser Federal Financial Group, Inc.
Interest Rate Analysis

Change in interest rates in basis points ("bp") (Rate shock in rates)	June 30, 2007				
	Net portfolio value (NPV)			NPV as % of PV of assets	
	$ amount	$ change	% change	NPV ratio	Change(bp)
+300 bp	$ 39,973	$ (38,212)	(49)%	5.49%	(445)bp
+200 bp	54,079	(24,106)	(31)	7.22	(272)
+100 bp	67,237	(10,498)	(14)	8.75	(119)
0 bp	78,185	—	—	9.94	—
-100 bp	85,981	7,796	10	10.72	78
-200 bp	88,745	10,560	14	10.92	98

Change in interest rates in basis points ("bp") (Rate shock in rates)	June 30, 2006				
	Net portfolio value (NPV)			NPV as % of PV of assets	
	$ amount	$ change	% change	NPV ratio	Change(bp)
+300 bp	$ 52,074	$ (31,435)	(38)%	7.79%	(377)bp
+200 bp	62,793	(20,716)	(25)	9.15	(241)
+100 bp	73,459	(10,050)	(12)	10.43	(113)
0 bp	83,509	—	—	11.56	—
-100 bp	90,540	7,031	8	12.27	71
-200 bp	89,698	6,189	7	12.03	47

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-6

Kaiser Federal Financial Group, Inc.
Fixed Rate and Adjustable Rate Loans

Exhibit I-6

Kaiser Federal Financial Group, Inc.
Fixed Rate and Adjustable Rate Loans

The following tables set forth the scheduled repayments of fixed and adjustable rate loans at June 30, 2007, that are contractually due after June 30, 2008.

	Due after June 30, 2008		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans			
One- to four-family	$ 348,798	$ 120,661	$ 469,459
Commercial	—	77,821	77,821
Multi-family	—	88,075	88,075
Total real estate loans	348,798	286,557	635,355
Other Loans			
Consumer:			
Automobile	52,453	—	52,453
Home equity	—	—	—
Other loans	8,155	—	8,155
Total other loans	60,608	—	60,608
Total loans	$ 409,406	$ 286,557	$ 695,963

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-7

Kaiser Federal Financial Group, Inc.
Loan Portfolio Composition

Exhibit I-7

Kaiser Federal Financial Group, Inc.
Loan Portfolio Composition

	At June 30,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate										
One- to four-family	$ 469,459	66.88%	$ 437,024	68.63%	$ 372,134	69.04%	$ 341,776	68.82%	$ 259,563	66.64%
Commercial	77,821	11.09	58,845	9.24	32,383	6.01	26,879	5.41	21,266	5.46
Multi-family	88,112	12.55	89,220	14.01	87,650	16.26	72,519	14.60	42,275	10.85
Total real estate loans	635,392	90.52	585,089	91.88	492,167	91.31	441,174	88.83	323,104	82.95
Other loans										
Consumer:										
Automobile	53,100	7.56	41,572	6.53	38,613	7.16	47,359	9.54	56,872	14.60
Home equity	1,446	0.21	1,787	0.28	601	0.11	437	0.08	664	0.17
Other	12,024	1.71	8,374	1.31	7,644	1.42	7,675	1.55	8,878	2.28
Total other loans	66,570	9.48	51,733	8.12	46,858	8.69	55,471	11.17	66,414	17.05
Total loans	701,962	100.00%	636,822	100.00%	539,025	100.00%	496,645	100.00%	389,518	100.00%
Less:										
Net deferred loan originations fees	(134)		(202)		(32)		(332)		(354)	
Net premiums on purchased loans	120		195		982		2,221		2,757	
Allowance for loan losses	(2,805)		(2,722)		(2,408)		(2,328)		(2,281)	
Total loans receivable, net	$ 699,143		$ 634,093		$ 537,567		$ 496,206		$ 389,640	

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-8

Kaiser Federal Financial Group, Inc.
Contractual Maturity by Loan Type

Exhibit I-8

Kaiser Federal Financial Group, Inc.
Contractual Maturity by Loan Type

	Real Estate			Consumer			
	One- to Four-Family	Commercial	Multi-family	Automobile	Home Equity	Other	Total
At June 30, 2007				(In thousands)			
Within (1) year [(1)]	$ —	$ —	$ 37	$ 647	$ 1,446	$ 3,869	$ 5,999
After 1 year:							
After 1 year through 3 years	156	—	—	9,609	—	422	10,187
After 3 year through 5 years	568	1,167	—	41,831	—	512	44,078
After 5 year through 10 years	5,711	70,045	2,332	1,013	—	7,221	86,322
After 10 year through 15 years	65,775	6,609	57,502	—	—	—	129,886
After 15 years	397,249	—	28,241	—	—	—	425,490
Total due after 1 year	469,459	77,821	88,075	52,453	—	8,155	695,963
Total	$ 469,459	$ 77,821	$ 88,112	$ 53,100	$ 1,446	$ 12,024	$ 701,962

(1) Includes demand loans and loans that have no stated maturity.

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-9

Kaiser Federal Financial Group, Inc.
Loan Originations, Purchases, and Sales

Exhibit I-9

Kaiser Federal Financial Group, Inc.
Loan Originations, Purchases, and Sales

	Year ended June 30,		
	2007	2006	2005
	(In thousands)		
Originations by type:			
Adjustable rate:			
Real estate-one to four-family	$ 2,399	$ —	$ 3,942
-commercial	23,432	32,154	6,200
-multi-family	13,740	14,771	17,750
Non-real estate – other consumer	3,542	5,694	4,445
Total adjustable rate	43,113	52,619	32,337
Fixed rate:			
Real estate-one to four-family	20,574	14,238	10,446
Non-real estate - consumer automobile	35,654	26,318	18,453
- other consumer	11,841	8,591	8,617
Total fixed rate	68,069	49,147	37,516
Total loans originated	111,182	101,766	69,853
Purchases:			
Adjustable rate:			
Real estate- one to four-family	—	13,074	73,740
-commercial	—	—	3,993
-multi-family	—	2,430	10,152
Total adjustable rate	—	15,504	87,885
Fixed rate:			
Real estate- one to four-family	109,830	145,771	62,825
Total fixed rate	109,830	145,771	62,825
Total loans purchased	109,830	161,275	150,710
Sales and repayments:			
Sales and loan participations sold	—	—	—
Principal repayments	155,872	165,244	178,183
Total reductions	155,872	165,244	178,183
Decrease in other items, net	(90)	(1,271)	(1,019)
Net increase	$ 65,050	$ 96,526	$ 41,361

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-10

Kaiser Federal Financial Group, Inc.
Non-Performing Assets

Exhibit I-10

Kaiser Federal Financial Group, Inc.
Non-Performing Assets

	At June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family	$ 1,115	$ —	$ 757	$ —	$ —
Commercial	—	—	—	—	—
Multi-family	—	—	—	—	—
Other loans:					
Automobile	19	57	28	79	13
Home Equity	—	—	—	—	—
Other	7	10	2	3	13
Total	1,141	67	787	82	26
Real estate owned and Repossessed assets:					
Real estate loans:					
One- to four-family	238	—	—	—	—
Commercial	—	—	—	—	—
Multi-family	—	—	—	—	—
Other loans:					
Automobile	74	69	35	62	26
Home equity	—	—	—	—	—
Other	—	—	—	—	—
Total	312	69	35	62	26
Total non-performing assets	$ 1,453	$ 136	$ 822	$ 144	$ 52
Non-performing loans to total loans [(1)]	0.16%	0.01%	0.15%	0.02%	0.01%
Non-performing assets to total assets	0.18%	0.02%	0.13%	0.02%	0.01%
Non-accrued interest [(2)]	$ 17	$ 1	$ 25	$ 4	$ 1

(1) Total loans are net of deferred fees and costs.
(2) If interest on the loans classified as non-performing had been accrued, interest income in these amounts would have been accrued.

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-11

Kaiser Federal Financial Group, Inc.
Loan Loss Allowance Activity

Exhibit I-11

Kaiser Federal Financial Group, Inc.
Loan Loss Allowance Activity

	Year Ended June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Balance at beginning of period	$ 2,722	$ 2,408	$ 2,328	$ 2,281	$ 1,744
Charge-offs:					
One- to four-family	—	—	—	—	—
Commercial	—	—	—	—	—
Multi-family	—	—	—	—	—
Consumer – automobile	676	547	500	675	842
Consumer – other	92	33	48	62	58
	768	580	548	737	900
Recoveries:					
One- to four-family	—	—	—	—	—
Commercial	—	—	—	—	—
Multi-family	—	—	—	—	—
Consumer – automobile	312	234	203	279	296
Consumer – other	10	8	19	22	17
	322	242	222	301	313
Net charge-offs	446	338	326	436	587
Provision for losses	529	652	406	483	1,124
Balance at end of period	$ 2,805	$ 2,722	$ 2,408	$ 2,328	$ 2,281
Net charge-offs to average loans during this period(1)	0.07%	0.06%	0.06%	0.11%	0.19%
Net charge-offs to average non-performing loans during this period	47.90%	73.04%	112.37%	807.41%	715.85%
Allowance for loan losses to non-performing loans	245.84%	4,062.69%	305.97%	2,839.02%	8,773.08%
Allowance as a percent of total loans (end of period) (1)	0.40%	0.43%	0.45%	0.47%	0.58%

(1) Total loans are net of deferred fees and costs.

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT I-12

Kaiser Federal Financial Group, Inc.
Deposit Composition

Exhibit I-12

Kaiser Federal Financial Group, Inc.
Deposit Composition

	At June 30,					
	2007		2006		2005	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)					
Noninterest-bearing demand	$ 43,169	8.74%	$ 43,137	9.31%	$ 43,744	9.19%
Savings	136,643	27.65	91,199	19.68	99,730	20.96
Money Market	75,599	15.30	110,987	23.95	107,080	22.51
Certificates of deposit:						
1.00% - 1.99%	1	0.01	55	.01	7,139	1.50
2.00% - 2.99%	939	0.19	4,911	1.06	49,332	10.37
3.00% - 3.99%	21,256	4.30	54,679	11.80	93,291	19.61
4.00% - 4.99%	119,952	24.27	150,843	32.54	55,168	11.59
5.00% - 5.99%	96,557	19.54	7,643	1.65	9,148	1.92
6.00% - 6.99%	–	—	–	—	5,021	1.06
7.00% - 7.99%	–	—	–	—	6,139	1.29
Total Certificates of deposit	238,717	48.31	218,131	47.06	225,238	47.34
Total	$ 494,128	100.00%	$ 463,454	100.00%	$ 475,792	100.00%

Source: Kaiser Federal Financial Group, Inc.'s Prospectus

EXHIBIT I-13

Kaiser Federal Financial Group, Inc.
Time Deposit Rate/Maturity

Exhibit I-13

Kaiser Federal Financial Group, Inc.
Time Deposit Rate/Maturity

The following table indicates the amount of Kaiser Federal Bank's certificates of deposit by time remaining until maturity as of June 30, 2007.

	Less than or equal to one year	More than one to two years	More than two to three years	More than three to four years	More than four years	Total
			(Dollars in thousands)			
1.00% - 1.99%	$ 13	$ —	$ —	$ —	$ —	$ 13
2.00% - 2.99%	913	26	—	—	—	939
3.00% - 3.99%	9,256	9,308	2,061	522	109	21,256
4.00% - 4.99%	74,834	10,811	17,886	12,883	3,538	119,952
5.00% - 5.99%	89,722	321	92	300	6,122	96,557
6.00% - 6.99%	—	—	—	—	—	—
7.00% - 7.99%	—	—	—	—	—	—
	$ 174,738	$ 20,466	$ 20,039	$ 13,705	$ 9,769	$ 238,717

As of June 30, 2007, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was $93.5 million. At June 30, 2006, the amount of such deposits was $74.7 million. The following table sets forth the maturity of those certificates as of June 30, 2007.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$16,161
Over three through six months	28,285
Over six through twelve months	22,270
Over twelve months	26,831
Total	$93,547

Source: Kaiser Federal Financial Group, Inc.'s Prospectus

EXHIBIT I-14

Kaiser Federal Financial Group, Inc.
Borrowings Activity

Exhibit I-14

Kaiser Federal Financial Group, Inc.
Borrowings Activity

	Year Ended June 30,		
	2007	2006	2005
	(Dollars in thousands)		
Balance at end of period	$ 210,016	$ 179,948	$ 70,777
Average balance outstanding	189,217	148,408	60,354
Maximum month-end balance	210,016	179,948	90,444
Weighted average interest rate during the period	4.37%	4.14%	3.35%
Weighted average interest rate at end of period	4.44%	4.20%	3.40%

Source: Kaiser Federal Financial Group, Inc.'s Prospectus

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1

Description of Office Facilities

Location	Owned or Leased	Lease Expiration Date	Deposits at June 30, 2007 (In thousands)
HOME AND EXECUTIVE OFFICE			
1359 North Grand Avenue Covina, CA 91724	Leased	April 2010	$65,645
BRANCH OFFICES:			
252 South Lake Avenue Pasadena, CA 91101	Leased	May 2015	$46,396
3375 Scott Boulevard, Suite 312 Santa Clara, CA 95054	Leased	May 2009	$55,455
9844 Sierra Avenue, Suite A Fontana, CA 92335	Leased	September 2011	$41,041
8501 Van Nuys Boulevard Panorama City, CA 91402	Leased	March 2011	$116,009
10105 Rosecrans Avenue Bellflower, CA 90706	Leased	March 2011	$46,698
26640 Western Avenue, Suite N Harbor City, CA 90170	Leased	February 2011	$22,047
1110 N. Virgil Avenue Los Angeles, CA 90029	Leased	March 31, 2011	$66,480
11810 Pierce Street, Suite 150 Riverside, CA 92505	Owned	n/a	$34,357

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
As of August 31, 2007		8.25%	4.01%	4.19%	4.54%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 4, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	31,659	14	12-31	11/86	24.20	1,783
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	14,903	172	12-31	01/71	56.59	1,576
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	7,669	29	12-31	12/83	50.25	805
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,469	30	03-31	03/96	17.52	410
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770 M	12	06-30	06/96	23.22	148
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,130	15	12-31	11/02	14.90	83
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	947	1	06-30	03/05	7.27	60
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799 M	5	06-30	03/04	13.72	192
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	769	9	12-31	08/02	22.80	100
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	318	4	12-31	01/96	10.35	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	14,489	55	09-30	12/85	17.10	609
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606 D	74	12-31	/	3.15	113
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,495	75	12-31	11/83	8.29	482
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	721	6	12-31	12/97	4.75	45
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413	4	12-31	05/03	14.35	59
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,735	677	12-31	08/86	18.08	8,663
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	39,690	86	12-31	06/05	14.22	7,563
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	29,624	143	12-31	11/93	17.69	5,552
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,650	86	12-31	11/93	26.07	2,525
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,945 D	122	12-31	01/03	14.13	1,501
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,898	154	06-30	11/94	29.16	1,433
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.80	1,066
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,601	46	06-30	10/05	14.20	1,583
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ		Thrift	3,671 P	0		07/07	9.50	782
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,650	37	12-31	07/04	12.14	527
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,374	75	12-31	/	11.18	839
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,250	20	12-31	06/96	13.63	481
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	3,042	11	12-31	11/95	16.42	349
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,018	23	12-31	11/86	60.24	379
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,889	57	12-31	11/03	14.71	400
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783	39	09-30	01/04	13.81	575
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008 M	25	06-30	02/05	13.21	940
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,978	17	12-31	07/96	17.56	216
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889	26	12-31	06/90	10.32	131
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825 M	47	06-30	07/87	29.50	166
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553	14	06-30	04/02	12.42	194
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,194	20	06-30	01/07	15.12	613
ABBC	Abington Bancorp, Inc. of PA	NASDAQ	Jenkintown, PA	Thrift	1,050	12	12-31	06/07	9.59	235
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	933	18	12-31	01/04	14.16	161
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	936	2	12-31	/	13.43	135
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	892	0		04/07	11.05	188
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	892	14	12-31	/	11.85	129
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	887	8	12-31	07/06	16.99	556
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	801	10	03-31	03/04	11.22	319
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	778	5	09-30	08/87	14.83	57
CARV	Carver Bancorp, Inc. of NY	NASDAQ	New York, NY	Thrift	764	8	03-31	10/94	15.59	39
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	761	11	12-31	10/06	12.38	182
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727	13	09-30	06/88	16.00	48
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	664	14	12-31	07/94	27.05	78
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	651	17	09-30	07/98	9.75	58
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	636	9	12-31	11/89	18.10	90
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	582	6	12-31	12/04	11.20	95
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562	2	09-30	10/05	11.10	138

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 4, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)											
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	525		8	09-30	01/95	12.90	31
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	504		10	12-31	12/98	11.90	93
PBIP	Prudential Bncp MHC PA (43.7)	NASDAQ	Philadelphia, PA	Thrift	477		6	09-30	03/05	13.36	155
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	474		3	09-30	01/06	10.95	64
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	432		6	12-31	06/05	11.74	52
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	430	M	5	07-31	08/88	6.70	51
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	425		9	12-31	01/07	8.74	63
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	398		4	09-30	04/05	14.01	188
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390	M	6	06-30	11/93	16.40	38
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376	M	6	12-31	03/85	20.49	30
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	349		8	12-31	04/06	10.40	67
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	326		7	06-30	12/98	12.28	51
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	311		4	12-31	03/05	11.90	99
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	306		6	12-31	07/06	10.40	138
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	305		8	12-31	11/95	10.98	27
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283	M	4	06-30	01/07	10.21	57
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	273		7	12-31	04/05	9.01	60
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159	M	5	12-31	06/85	10.10	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	142		0		04/07	10.50	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	133		2	09-30	03/99	11.05	25
Mid-West Companies											
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	16,179		128	12-31	04/97	12.30	741
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,318		73	12-31	01/90	53.69	1,776
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	10,016		40	09-30	04/07	11.60	3,855
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,823		37	09-30	04/99	34.82	2,587
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,533		57	03-31	07/92	26.34	562
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,495		69	12-31	10/02	22.42	405
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,438		71	12-31	10/03	11.86	655
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,226		27	06-30	01/99	17.62	304
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,706		35	12-31	07/98	7.39	223
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,787		23	12-31	03/01	19.47	157
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647		7	06-30	10/05	16.65	541
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,541		27	12-31	10/95	27.38	197
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,536		8	09-30	09/85	34.53	274
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,532		16	12-31	06/05	15.59	358
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,203		22	12-31	07/98	14.29	155
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,136		7	09-30	12/98	14.04	140
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,127		13	12-31	06/94	29.30	125
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,021		14	09-30	03/00	15.61	76
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996	M	34	06-30	04/92	16.70	67
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	949		19	12-31	12/99	17.27	75
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908	M	16	06-30	12/92	15.57	120
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	769		9	12-31	02/98	15.41	56
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	667		16	09-30	09/93	40.10	103
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	646		14	06-30	04/99	17.85	61
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	531		10	12-31	03/96	38.80	53
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	505		11	09-30	03/94	30.25	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	484		15	09-30	07/87	19.00	60
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445		12	12-31	01/99	16.80	48
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	423		10	12-31	03/87	9.21	28
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398		11	03-31	01/03	13.00	42
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386	M	5	06-30	03/06	12.40	103
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	376		4	12-31	07/06	10.90	99
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364	M	7	06-30	04/99	15.80	29
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	350		5	12-31	02/95	23.00	36
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	337		6	12-31	12/96	19.42	32
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	331		12	09-30	11/06	9.00	64
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	329		6	09-30	07/06	10.81	51
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	323		8	12-31	01/88	13.60	23
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	316		5	12-31	01/04	11.99	110

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 4, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)											
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	301		4	12-31	04/01	11.40	25
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275		8	12-31	04/95	13.39	27
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267	M	1	06-30	03/05	9.89	82
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	264		10	12-31	04/05	8.00	23
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	260		4	12-31	12/98	6.19	27
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242	M	10	06-30	12/93	16.25	25
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	237		5	12-31	06/98	5.56	19
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	218		4	12-31	08/96	30.25	38
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170	M	3	06-30	04/96	15.01	17
New England Companies											
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,820		157	12-31	04/07	17.68	5,320
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,942		64	12-31	04/04	14.91	1,683
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371		15	12-31	07/02	12.51	745
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170		25	12-31	06/00	29.63	262
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,271		16	12-31	05/05	14.45	280
NFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,032		10	12-31	01/07	10.11	323
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,023		11	12-31	07/05	12.80	219
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896		9	12-31	04/05	13.38	108
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844		10	12-31	10/05	14.21	142
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	817		15	12-31	05/86	33.92	147
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	761		16	12-31	10/04	10.95	136
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	758		17	12-31	05/86	15.65	79
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	710		8	12-31	12/88	30.00	64
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579		7	12-31	05/86	16.23	75
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549		10	03-31	10/86	23.56	39
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511	M	7	06-30	01/07	10.31	82
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	491		4	06-30	10/04	9.60	65
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	469		7	12-31	07/06	14.14	105
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	429		6	12-31	10/04	11.00	81
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	310		5	12-31	07/06	12.10	59
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	292		8	03-31	12/05	12.01	64
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242	M	6	04-30	12/87	11.50	24
North-West Companies											
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,986		121	09-30	11/82	26.54	2,319
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,029		12	12-31	12/85	26.25	176
RPFG	Rainier Pacific Fin Grp of WA	NASDAQ	Tacoma, WA	Thrift	905		13	12-31	10/03	16.16	106
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	832		16	03-31	10/97	14.93	173
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	624		25	09-30	01/98	15.91	112
South-East Companies											
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,671		47	09-30	11/83	31.85	377
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,470		59	12-31	12/98	9.40	326
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	898		12	12-31	10/04	13.98	191
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820		15	12-31	05/96	17.75	86
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755		11	12-31	10/02	12.70	100
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714		17	09-30	04/95	41.75	92
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479		8	03-31	03/88	10.28	44
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	448		7	12-31	06/05	13.20	144
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	M	1	06-30	07/03	10.76	71
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ		Thrift	271	P	0		07/07	10.06	69
PSDB	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219	M	3	06-30	12/97	21.38	38
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170		4	12-31	04/97	18.98	24

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 4, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,546	32	12-31	12/03	9.19	233
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,605	34	12-31	10/06	17.17	446
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126 M	2	06-30	01/07	8.40	30
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,043	1	12-31	10/96	21.90	160
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	728	15	09-30	12/04	13.95	212
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/04/07

EXHIBIT IV-1

Stock Prices:
As of August 31, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.55	160.89
SAIF-Insured Thrifts(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.55	160.89
NYSE Traded Companies(13)	22.88	111,367	2,117.9	32.64	18.59	22.68	0.40	-17.39	-22.02	2.06	1.51	20.58	17.56	229.01
AMEX Traded Companies(4)	15.83	12,782	127.6	21.80	14.35	15.90	-0.64	-21.09	-24.85	0.89	0.87	13.17	12.74	122.51
NASDAQ Listed OTC Companies(108)	17.06	19,734	307.1	20.98	15.14	17.05	0.21	-8.85	-10.58	0.83	0.81	14.61	13.10	154.32
California Companies(9)	25.23	18,582	553.6	36.76	20.28	24.99	0.62	-17.07	-21.58	2.82	2.05	23.61	23.28	288.12
Florida Companies(5)	11.12	26,802	298.5	19.11	9.72	11.43	-3.41	-39.56	-38.00	0.90	0.76	11.31	10.75	174.09
Mid-Atlantic Companies(35)	16.50	59,459	970.4	20.33	14.72	16.51	0.19	-8.59	-10.22	0.74	0.78	13.01	10.94	143.26
Mid-West Companies(41)	17.77	8,885	134.1	21.31	15.70	17.72	0.58	-8.42	-10.46	0.86	0.80	15.90	14.36	171.38
New England Companies(17)	17.17	33,982	548.3	20.83	15.28	17.15	0.35	-5.68	-8.72	0.52	0.56	15.37	13.53	124.96
North-West Companies(5)	18.39	28,130	677.3	21.92	15.95	18.22	0.68	0.79	-5.44	1.05	1.03	11.92	10.67	103.22
South-East Companies(10)	18.26	8,887	132.2	22.95	16.45	18.31	-0.41	-9.63	-12.09	1.16	1.13	14.96	13.70	136.01
South-West Companies(2)	8.80	14,475	131.6	17.46	7.75	9.03	-2.43	-44.65	-41.01	0.42	0.19	12.44	7.13	126.89
Western Companies (Excl CA)(1)	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
Thrift Strategy(118)	17.18	22,599	372.9	21.62	15.12	17.12	0.30	-9.88	-11.75	0.92	0.85	15.00	13.41	157.88
Mortgage Banker Strategy(4)	18.98	141,240	2,463.7	26.11	15.69	19.25	-1.79	-22.09	-25.26	1.17	0.88	15.73	12.33	193.60
Diversified Strategy(2)	38.96	153,598	2,849.6	46.83	34.10	40.07	-1.27	-1.01	-13.40	2.60	2.71	23.46	23.18	262.65
Companies Issuing Dividends(110)	18.06	31,438	532.2	22.62	15.86	18.01	0.37	-10.12	-12.30	1.03	0.96	15.28	13.58	164.98
Companies Without Dividends(15)	14.30	10,181	151.9	19.11	12.59	14.49	-1.07	-10.35	-11.80	0.39	0.33	14.34	13.29	130.79
Equity/Assets <6%(6)	17.54	40,347	810.6	22.75	14.90	17.37	0.79	-14.11	-12.28	1.49	1.36	14.73	14.19	273.26
Equity/Assets 6-12%(80)	19.17	23,500	399.4	24.79	16.84	19.17	-0.04	-12.45	-14.93	1.22	1.10	16.08	14.47	193.39
Equity/Assets >12%(39)	14.45	38,282	620.1	16.88	12.76	14.39	0.61	-4.95	-6.78	0.36	0.39	13.39	11.59	79.82
Converted Last 3 Mths (no MHC)(2)	10.23	15,403	151.7	11.87	9.32	10.27	-0.41	4.77	-5.71	0.29	0.29	11.62	11.62	42.79
Actively Traded Companies(10)	23.05	66,555	1,311.1	29.01	20.80	22.85	1.02	-9.97	-14.00	1.12	1.12	17.40	15.58	196.30
Market Value Below $20 Million(4)	10.26	1,955	17.3	12.31	8.74	10.34	-0.48	-4.35	-6.09	0.01	-0.10	9.88	9.64	127.77
Holding Company Structure(118)	17.85	30,369	513.8	22.48	15.64	17.82	0.22	-10.19	-12.55	1.01	0.93	15.34	13.61	161.71
Assets Over $1 Billion(53)	19.96	63,673	1,092.6	25.96	16.73	19.92	0.17	-11.71	-15.24	1.35	1.16	16.16	13.42	179.88
Assets $500 Million-$1 Billion(36)	18.81	5,784	88.1	23.30	17.11	18.82	-0.04	-8.78	-11.03	0.96	0.97	16.17	14.84	180.78
Assets $250-$500 Million(26)	12.94	4,222	49.7	15.60	11.96	12.89	0.63	-10.86	-9.81	0.54	0.57	12.55	12.08	116.73
Assets less than $250 Million(10)	14.06	1,994	23.8	17.11	12.62	14.06	0.04	-4.93	-7.85	0.06	-0.01	13.70	13.57	112.07
Goodwill Companies(87)	19.21	38,213	660.3	24.24	16.64	19.19	0.17	-10.49	-12.86	1.16	1.08	16.08	13.73	175.65
Non-Goodwill Companies(38)	14.02	7,929	96.1	17.61	12.82	13.97	0.27	-9.38	-10.84	0.49	0.45	13.13	13.13	127.68
Acquirors of FSLIC Cases(4)	25.61	29,939	984.5	32.32	20.64	24.81	2.14	-4.42	-9.64	1.36	1.12	21.41	21.00	223.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages, MHC Institutions														
All Public Companies(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
SAIF-Insured Thrifts(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
AMEX Traded Companies(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
NASDAQ Listed OTC Companies(39)	13.36	31,690	170.8	15.65	11.72	13.29	0.51	2.19	-6.17	0.27	0.24	7.70	7.22	59.11
Mid-Atlantic Companies(23)	12.64	24,099	137.8	14.99	11.05	12.59	0.34	-1.00	-6.46	0.31	0.27	7.74	7.21	57.68
Mid-West Companies(7)	15.82	66,685	327.6	17.70	13.82	15.65	1.47	4.14	-0.82	0.21	0.20	8.22	7.75	62.57
New England Companies(5)	11.50	11,482	62.2	14.14	10.86	11.53	-0.13	-5.65	-13.55	0.24	0.23	7.26	6.94	64.39
South-East Companies(2)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
South-West Companies(1)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
Thrift Strategy(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
Companies Issuing Dividends(26)	13.99	18,290	123.2	16.35	12.26	13.92	0.49	1.11	-7.46	0.29	0.29	7.90	7.24	62.86
Companies Without Dividends(14)	12.11	52,107	238.9	14.35	10.72	12.04	0.54	2.22	-4.41	0.25	0.18	7.46	7.31	52.66
Equity/Assets 6-12%(15)	14.36	14,802	128.1	17.37	12.64	14.25	0.88	-6.09	-11.15	0.36	0.36	8.48	7.61	88.29
Equity/Assets >12%(24)	12.66	40,333	188.7	14.57	11.12	12.62	0.30	6.02	-3.48	0.23	0.19	7.29	7.07	41.80
Holding Company Structure(37)	13.35	31,505	169.8	15.76	11.75	13.28	0.52	1.53	-6.46	0.28	0.25	7.80	7.30	60.55
Assets Over $1 Billion(11)	17.59	83,903	462.7	19.77	15.06	17.48	0.59	12.61	0.73	0.29	0.29	8.05	7.38	60.65
Assets $500 Million-$1 Billion(10)	12.44	17,430	89.6	14.21	10.60	12.31	1.21	3.69	-7.03	0.26	0.26	7.30	6.73	50.26
Assets $250-$500 Million(18)	11.31	7,437	35.6	13.83	10.24	11.29	0.24	-4.10	-9.72	0.27	0.21	7.64	7.29	61.21
Assets less than $250 Million(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
Goodwill Companies(19)	12.99	43,441	201.1	14.96	11.54	12.84	1.04	-2.35	-6.34	0.24	0.23	7.64	6.55	64.56
Non-Goodwill Companies(21)	13.51	21,407	140.0	16.10	11.79	13.51	0.11	4.43	-6.32	0.31	0.26	7.81	7.81	54.96
MHC Institutions(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
MHC Converted Last 3 Months(1)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.07	96,852	2,524.9	31.75	22.47	25.90	0.66	-15.08	-13.56	1.53	1.52	12.34	10.43	223.54
BFF	BFC Financial Corp. of FL(8)	3.15	35,999	113.4	7.06	2.11	3.52	-10.51	-42.73	-52.63	-0.10	-0.24	4.52	2.37	211.28
BBX	BankAtlantic Bancorp of FL	8.29	58,089	481.6	14.96	7.50	8.76	-5.37	-41.08	-39.97	0.31	0.05	8.83	7.51	111.81
DSL	Downey Financial Corp. of CA	56.59	27,854	1,576.3	75.29	43.55	54.13	4.54	-7.82	-22.03	6.70	5.78	52.58	52.46	535.04
FED	FirstFed Financial Corp. of CA	50.25	16,010	804.5	69.70	38.73	51.20	-1.86	-1.20	-24.97	7.93	7.57	45.24	45.20	479.03
FBC	Flagstar Bancorp, Inc. of MI	12.30	60,260	741.2	15.59	9.59	12.06	1.99	-15.41	-17.12	0.84	0.20	12.78	12.78	268.49
GLK	Great Lakes Bancorp, Inc of NY	11.85	10,925	129.5	16.80	11.35	11.91	-0.50	-25.42	-15.60	-0.15	-0.17	12.30	12.29	81.65
IMB	IndyMac Bancorp, Inc. of CA	24.20	73,665	1,782.7	48.14	16.86	23.65	2.33	-38.11	-46.41	3.47	-1.34	27.83	26.21	429.77
NYB	New York Community Bcrp of NY	17.69	313,852	5,552.0	18.43	15.69	17.66	0.17	7.80	9.88	0.69	0.81	12.62	4.83	94.39
NAL	NewAlliance Bancshares of CT	14.91	112,878	1,683.0	17.09	12.78	14.63	1.91	2.26	-9.09	0.28	0.42	12.61	7.41	70.36
PFB	PFF Bancorp, Inc. of Pomona CA	17.52	23,420	410.3	38.24	14.53	17.42	0.57	-51.45	-49.23	1.75	1.77	15.82	15.76	190.83
PFS	Provident Fin. Serv. Inc of NJ	16.80	63,449	1,065.9	18.94	13.54	16.76	0.24	-9.92	-7.34	0.85	0.83	16.06	9.31	90.51
SOV	Sovereign Bancorp, Inc. of PA	18.08	479,150	8,663.0	26.70	16.52	18.06	0.11	-13.24	-28.79	0.50	0.72	17.92	6.57	172.67
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	4.75	9,414	44.7	10.69	4.10	5.00	-5.00	-55.27	-52.97	-0.22	-0.24	5.31	5.31	76.60
GOV	Gouverneur Bcp MHC of NY(42.8)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
WFD	New Westfield Fin. Inc. of MA	10.11	31,927	322.8	12.29	8.52	10.02	0.90	14.76	-4.08	0.19	0.20	9.19	9.19	32.31
TSH	Teche Hlding Cp of N Iberia LA	41.75	2,201	91.9	54.40	38.61	42.00	-0.60	-18.14	-18.93	3.15	3.12	29.86	28.12	324.43
WSB	Washington SB, FSB of Bowie MD	6.70	7,585	50.8	9.80	6.15	6.56	2.13	-25.72	-23.43	0.45	0.39	8.32	8.32	56.70
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA	9.59	24,460	234.6	12.74	8.50	9.66	-0.72	0.95	-20.02	0.25	0.25	9.99	9.99	42.93
ALLB	Alliance Bank MHC of PA (45.0)	8.74	7,225	28.4	11.94	7.54	8.57	1.98	-15.06	-18.77	0.20	0.20	6.84	6.84	58.81
ASBI	Ameriana Bancorp of IN	9.21	2,989	27.5	14.24	8.81	9.06	1.66	-31.32	-29.53	-0.41	-0.13	10.56	10.28	141.65
ABNJ	American Bancorp of NJ	11.10	12,469	138.4	12.39	10.20	10.89	1.93	-7.11	-7.35	0.08	0.07	8.50	8.50	45.09
ABCW	Anchor BanCorp Wisconsin of WI	26.34	21,345	562.2	29.99	21.21	27.37	-3.76	-9.86	-8.61	1.79	1.66	15.53	14.60	212.36
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	13.98	13,676	71.0	20.06	12.42	13.50	3.56	-20.39	-23.31	0.29	0.29	6.51	6.31	65.69
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.75	5,916	21.1	17.30	8.45	8.95	8.94	-22.00	-35.00	-0.53	0.10	5.72	5.30	110.06
BKMU	Bank Mutual Corp of WI	11.86	55,195	654.6	12.76	10.25	11.89	-0.25	-3.66	-2.06	0.35	0.33	8.52	7.52	62.28
BFIN	BankFinancial Corp. of IL	15.59	22,943	357.7	18.50	13.01	15.72	-0.83	-10.61	-12.46	0.35	0.34	13.38	12.01	66.77
BKUNA	BankUnited Fin. Corp. of FL	17.10	35,626	609.2	28.79	13.64	17.20	-0.58	-33.64	-38.84	2.77	2.52	22.40	21.60	406.69
BNCL	Beneficial Mut MHC of PA(44.3)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.61
BFBC	Benjamin Frkln Bncrp Inc of MA	13.38	8,086	108.2	16.94	12.01	13.31	0.53	-4.77	-17.91	0.45	0.59	13.28	8.75	110.83
BHLB	Berkshire Hills Bancorp of MA	29.63	8,842	262.0	39.67	25.21	30.70	-3.49	-20.61	-11.45	1.30	1.67	30.12	16.49	245.38
BRBI	Blue River Bancshares of IN	5.56	3,467	19.3	6.65	1.49	5.50	1.09	-12.58	-8.85	0.13	0.13	5.04	4.07	68.24
BOFI	Bofi Holding, Inc. Of CA	7.27	8,268	60.1	8.00	6.09	7.18	1.25	0.97	4.91	0.36	0.32	8.19	8.19	114.56
BYFC	Broadway Financial Corp. of CA	10.35	1,692	17.5	11.29	10.06	10.50	-1.43	-3.99	-1.43	0.88	0.87	10.86	10.86	187.83
BRKL	Brookline Bancorp, Inc. of MA	12.51	59,585	745.4	14.25	10.10	12.44	0.56	-6.29	-5.01	0.34	0.34	9.18	8.34	39.80
BFSB	Brooklyn Fed MHC of NY (30.0)	14.01	13,418	55.6	15.50	12.20	14.21	-1.41	14.37	6.14	0.29	0.28	6.36	6.36	29.66
CITZ	CFS Bancorp, Inc of Munster IN	14.29	10,846	155.0	15.15	13.90	14.15	0.99	-4.73	-2.46	0.55	0.50	11.83	11.71	110.91
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.60	-0.94	5.00	5.00	-0.78	-0.78	11.89	11.89	68.91
CFFN	Capitol Fd Fn MHC of KS (29.5)	34.82	74,297	760.4	40.42	29.25	35.07	-0.71	2.59	-9.37	0.48	0.49	11.71	11.71	105.30
CARV	Carver Bancorp, Inc. of NY	15.59	2,503	39.0	17.10	14.50	16.00	-2.56	-6.87	0.06	1.17	1.61	20.89	18.34	305.15
CEBK	Central Bncrp of Somerville MA	23.56	1,640	38.6	33.90	20.12	23.30	1.12	-24.15	-27.19	0.69	0.41	23.00	21.64	334.66
CFBK	Central Federal Corp. of OH	6.19	4,435	27.5	8.46	6.04	6.11	1.31	-24.05	-15.90	0.08	0.02	6.20	6.20	58.61
CHEV	Cheviot Fin Cp MHC of OH(42.1)	11.99	9,144	47.6	13.75	11.71	12.14	-1.24	-0.08	-9.30	0.10	0.11	7.63	7.63	34.61
CBNK	Chicopee Bancorp, Inc. of MA	14.14	7,439	105.2	16.19	12.70	14.22	-0.56	-3.28	-9.65	-0.28	0.16	14.75	14.75	63.06
CZWI	Citizens Comm Bncorp Inc of WI	9.00	7,118	64.1	10.47	7.90	8.62	4.41	-14.04	-7.98	0.06	0.06	10.92	9.93	46.45
CTZN	Citizens First Bancorp of MI	19.47	8,052	156.8	31.64	16.01	19.06	2.15	-17.67	-36.66	1.21	1.20	22.12	20.59	221.88
CSBC	Citizens South Banking of NC	12.70	7,886	100.2	13.85	12.09	12.71	-0.08	-8.17	-1.85	0.75	0.80	10.68	6.70	95.80
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.22	28,465	143.8	12.35	8.85	11.19	0.27	2.56	-7.96	0.10	0.10	6.36	6.36	28.14
COBK	Colonial Bank MHC of NJ (46.0)	11.74	4,433	24.4	16.05	10.05	12.26	-4.24	-8.64	-16.50	0.35	0.35	8.19	8.19	97.51
CFFC	Community Fin. Corp. of VA	10.28	4,296	44.2	12.97	8.04	10.50	-2.10	-13.97	-12.29	0.97	0.97	9.05	9.05	111.61
DCOM	Dime Community Bancshars of NY	13.63	35,258	480.6	15.36	10.70	13.98	-2.50	-4.62	-2.71	0.70	0.66	7.81	6.23	92.19
ESBF	ESB Financial Corp. of PA	10.32	12,717	131.2	11.90	9.57	10.15	1.67	-9.47	-6.18	0.69	0.62	9.53	6.04	148.55
ESSA	ESSA Bancorp, Inc. of PA	11.05	16,981	187.6	12.21	10.20	11.10	-0.45	10.50	10.50	-0.91	-0.91	12.04	12.04	52.54
ESBK	Elmira Svgs Bank, FSB of NY	20.49	1,451	29.7	28.92	19.25	21.10	-2.89	-24.86	-25.49	1.16	1.54	17.09	16.94	259.22
FFDF	FFD Financial Corp of Dover OH	15.01	1,110	16.7	18.51	14.85	15.25	-1.57	-2.85	-14.28	1.43	1.33	15.95	15.95	152.73
FFCO	FedFirst Fin MHC of PA (45.8)	9.01	6,641	27.7	10.50	8.64	9.00	0.11	-12.10	-7.11	-0.16	-0.16	6.80	6.63	41.18
FSBI	Fidelity Bancorp, Inc. of PA	16.00	2,990	47.8	19.75	15.00	16.00	0.00	-13.28	-14.16	1.40	1.17	15.36	14.45	243.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	2004(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
NASDAQ Listed OTC Companies (continued)															
FBTC	First BancTrust Corp of IL	11.40	2,227	25.4	12.35	10.50	11.06	3.07	-2.15	-3.39	0.47	0.40	11.55	10.98	135.13
FBEI	First Bancorp of Indiana of IN	15.80	1,841	29.1	20.82	14.51	15.50	1.94	-16.84	-20.24	0.43	0.37	18.49	14.74	197.74
FBSI	First Bancshares, Inc. of MO	16.25	1,551	25.2	17.99	15.10	16.34	-0.55	0.31	-6.61	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	16.80	2,830	47.5	18.95	16.21	16.61	1.14	-7.95	-9.43	1.22	1.10	15.64	13.61	157.37
FCLF	First Clover Leaf Fin Cp of IL	10.90	9,074	98.9	12.25	10.00	10.85	0.46	-9.09	-5.22	0.28	0.29	10.30	9.07	41.48
FCFL	First Community Bk Corp of FL	14.35	4,078	58.5	22.00	13.62	14.75	-2.71	-28.25	-20.23	0.74	0.71	8.69	8.59	101.24
FDEF	First Defiance Fin. Corp of OH	27.38	7,178	196.5	30.70	23.99	26.88	1.86	0.33	-9.49	2.09	1.85	22.94	17.31	214.64
FFNM	First Fed of N. Michigan of MI	8.00	2,883	23.1	9.77	7.05	7.64	4.71	-17.53	-12.09	0.11	0.11	11.75	10.46	91.61
FFBH	First Fed. Bancshares of AR	17.75	4,863	86.3	25.43	17.50	18.72	-5.18	-22.83	-27.01	0.99	0.88	15.33	15.33	168.72
FFSX	First Federal Bankshares of IA	17.85	3,390	60.5	22.51	17.30	17.40	2.59	-17.48	-17.74	0.91	0.63	20.72	15.27	190.51
FFCH	First Fin. Holdings Inc. of SC	31.85	11,841	377.1	41.50	26.49	31.57	0.89	-7.79	-18.71	2.26	2.14	15.94	14.02	225.57
FFHS	First Franklin Corp. of OH	13.60	1,681	22.9	18.19	13.00	13.10	3.82	-15.05	-12.26	0.51	0.73	15.19	15.19	192.06
FKFS	First Keystone Fin., Inc of PA	12.90	2,432	31.4	20.61	12.55	13.25	-2.64	-30.83	-33.51	0.28	0.35	14.00	14.00	215.70
FMSB	First Mutual Bncshrs Inc of WA(8)	26.25	6,695	175.7	27.08	21.01	26.01	0.92	17.24	13.24	1.50	1.13	11.01	11.01	153.70
FNFG	First Niagara Fin. Group of NY	14.13	106,209	1,500.7	15.43	11.49	14.05	0.57	-5.55	-4.91	0.79	0.81	13.06	6.02	74.81
FPTB	First PacTrust Bancorp of CA	22.80	4,404	100.4	28.92	20.65	22.92	-0.52	-19.35	-17.72	0.98	0.98	18.95	18.95	174.65
FPFC	First Place Fin. Corp. of OH	17.62	17,236	303.7	25.49	15.00	18.21	-3.24	-25.12	-24.99	1.49	1.22	18.92	12.64	187.18
FFIC	Flushing Fin. Corp. of NY	16.42	21,253	349.0	18.79	14.41	17.00	-3.41	-6.33	-3.81	0.96	0.92	10.54	9.64	143.13
FXCB	Fox Chase Bncp MHC of PA(44.5)	12.38	14,680	80.9	14.32	10.36	12.14	1.98	23.80	-8.30	0.28	0.31	8.63	8.63	51.81
FBTX	Franklin Bank Corp of TX	9.19	25,346	232.9	21.88	7.50	9.66	-4.87	-53.77	-55.26	0.57	0.11	15.12	4.50	218.80
GSLA	GS Financial Corp. of LA	18.98	1,266	24.0	22.01	17.04	18.25	4.00	14.96	-4.14	1.57	1.54	21.32	21.32	134.22
PEDE	Great Pee Dee Bancorp of SC(8)	21.38	1,790	38.3	24.39	14.38	21.64	-1.20	44.95	37.94	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	12.28	4,151	22.6	17.00	11.00	13.06	-5.97	-12.29	-20.77	0.54	0.59	8.53	8.53	78.49
HFFC	HF Financial Corp. of SD	16.70	4,013	67.0	18.50	15.45	16.52	1.09	1.40	-3.36	1.41	1.87	15.39	14.16	248.22
HMNF	HMN Financial, Inc. of MN	29.30	4,276	125.3	36.00	28.54	29.33	-0.10	-18.45	-15.10	1.98	1.72	22.15	21.25	263.66
HBNK	Hampden Bancorp, Inc. of MA	10.31	7,950	82.0	13.00	9.00	10.22	0.88	3.10	3.10	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	14.83	3,852	57.1	19.93	13.30	13.95	6.31	-12.20	-19.75	0.87	0.84	12.73	12.73	202.01
HWFG	Harrington West Fncl Grp of CA	14.90	5,547	82.7	18.49	14.50	15.07	-1.13	-8.48	-13.62	1.28	1.40	12.42	11.28	203.80
HBOS	Heritage Fn Gp MHC of GA(29.9)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
HIFS	Hingham Inst. for Sav. of MA	30.00	2,119	63.6	38.49	29.03	30.00	0.00	-20.21	-12.49	2.01	2.01	25.10	25.10	334.83
HOME	Home Fed Bncp MHC of ID (40.8)(8)	13.95	15,232	86.4	17.99	12.53	14.68	-4.97	-6.56	-18.71	0.38	0.31	7.22	7.22	47.81
HFBC	HopFed Bancorp, Inc. of KY	15.41	3,615	55.7	16.80	14.39	15.49	-0.52	-6.04	-4.29	1.10	1.08	14.57	12.32	212.63
HCBK	Hudson City Bancorp, Inc of NJ	14.22	531,830	7,562.6	14.37	11.45	14.09	0.92	8.88	2.45	0.53	0.53	8.75	8.44	74.63
IFSB	Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.10	0.00	2.02	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC	Investors Bcrp MHC of NJ(45.7)	14.20	111,469	755.1	16.00	11.46	13.74	3.35	-1.18	-9.73	0.20	0.22	7.57	7.57	50.25
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	12.25	9.31	6.69	3.48	0.29	0.31	10.57	9.15	138.35
JFBI	Jefferson Bancshares Inc of TN	10.76	6,614	71.2	13.45	10.00	10.75	0.09	-19.88	-17.36	0.22	0.24	11.14	11.14	49.86
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	13.72	13,970	72.2	20.08	12.61	14.11	-2.76	-11.60	-27.21	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	14.71	27,197	400.1	17.52	12.66	14.47	1.66	-9.20	-12.07	0.72	0.80	12.95	8.00	106.22
KFFB	KY Fst Fed Bp MHC of KY (44.5)	9.89	8,263	37.5	10.60	9.50	10.00	-1.10	-7.57	-3.51	0.10	0.10	7.54	5.71	32.34
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.21	71,168	284.5	17.07	11.34	13.59	-2.80	-11.76	-17.75	0.05	0.05	6.65	5.49	28.21
LSBX	LSB Corp of No. Andover MA	16.23	4,597	74.6	18.06	15.50	16.25	-0.12	-6.46	-2.05	0.74	0.83	12.61	12.61	125.98
LSBI	LSB Fin. Corp. of Lafayette IN	23.00	1,569	36.1	27.49	22.34	23.39	-1.67	-10.54	-6.12	1.81	1.71	21.96	21.96	223.08
LSBK	Lake Shore Bnp MHC of NY(45.0)	10.40	6,464	31.0	14.50	9.50	10.40	0.00	-2.80	-17.20	0.24	0.24	8.05	8.05	54.02
LEGC	Legacy Bancorp, Inc. of MA	14.21	10,011	142.3	16.41	11.87	13.61	4.41	-6.20	-10.35	0.19	0.32	14.16	13.85	84.35
LBCP	Liberty Bancorp, Inc. of MO	10.81	4,761	51.5	11.52	9.95	10.77	0.37	6.19	0.75	0.38	0.35	10.29	10.29	69.06
LABC	Louisiana Bancorp, Inc. of LA	10.86	6,346	68.9	10.99	10.15	10.87	-0.09	8.60	8.60	0.32	0.32	13.25	13.25	42.64
MAFB	MAF Bancorp, Inc. of IL(8)	53.69	33,080	1,776.1	55.01	39.50	53.55	0.26	30.09	20.14	2.26	2.34	33.15	20.93	311.90
MFBC	MFB Corp. of Mishawaka IN	30.25	1,311	39.7	36.19	29.76	30.50	-0.82	-3.20	-11.58	2.84	2.50	31.27	28.69	385.27
MSBF	MSB Fin Corp MHC of NJ (45.0)	10.21	5,621	25.8	12.50	9.51	10.10	1.09	2.10	2.10	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.95	5,832	29.8	15.20	10.75	11.10	-1.35	-8.83	-20.42	0.14	0.14	8.17	8.17	81.35
MASB	MassBank Corp. of Reading MA	33.92	4,320	146.5	34.79	32.30	34.00	-0.24	2.91	3.13	1.61	1.51	24.83	24.57	189.11
MFLR	Mayflower Co-Op. Bank of MA	11.50	2,096	24.1	14.97	10.00	11.60	-0.86	-8.80	-5.58	0.50	0.44	9.36	9.34	115.60
CASH	Meta Financial Group of IA	40.10	2,570	103.1	42.00	23.00	39.90	0.50	74.35	34.56	0.16	1.15	18.35	17.02	259.43
MFSF	MutualFirst Fin. Inc. of IN	17.27	4,329	74.8	22.92	16.01	17.93	-3.68	-17.01	-18.54	0.93	0.95	20.25	16.71	219.14
NASB	NASB Fin, Inc. of Grandview MO	34.53	7,932	273.9	44.06	26.32	34.66	-0.38	-1.00	-16.49	2.24	1.00	18.81	18.44	193.63
NECB	NE Comm Bncrp MHC of NY (45.0)	10.40	13,225	61.9	12.60	9.25	10.42	-0.19	-7.80	-15.38	0.90	-0.05	8.16	8.16	23.16
NHTB	NH Thrift Bancshares of NH	15.65	5,066	79.3	16.99	13.98	15.30	2.29	-6.01	-2.19	0.87	0.73	12.20	7.82	149.60
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.00	7,391	36.5	12.95	10.05	10.88	1.10	-4.60	-10.57	0.16	0.15	6.77	6.75	58.08
NEBS	New England Bnchrs Inc. of CT	12.01	5,352	64.3	13.70	10.26	12.30	-2.36	-5.43	-9.29	0.19	0.18	10.64	10.33	54.65
NFSB	Newport Bancorp, Inc. of RI	12.10	4,878	59.0	14.48	11.61	12.15	-0.41	-10.04	-11.42	-0.27	-0.27	12.44	12.44	63.57
FFFD	North Central Bancshares of IA	38.80	1,365	53.0	41.33	38.20	39.00	-0.51	-1.77	-1.15	3.21	3.21	30.57	26.94	388.97
NWSB	Northwest Bcrp MHC of PA(39.1)	29.16	49,149	570.8	29.75	24.85	28.30	3.04	9.62	6.19	0.94	0.93	12.07	8.30	140.35
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.20	8,508	43.2	13.83	9.94	10.85	3.23	-13.65	-18.55	0.34	0.34	7.37	7.37	68.44
OCFC	OceanFirst Fin. Corp of NJ	17.56	12,319	216.3	24.00	14.17	17.11	2.63	-19.67	-23.42	-0.14	0.74	10.04	10.04	160.55

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2006(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
ONFC	Oneida Financl MHC of NY(44.6)	11.90	7,787	41.3	13.44	10.94	12.10	-1.65	1.71	0.76	0.48	0.49	7.46	4.14	64.74
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.12	40,552	196.2	16.00	12.55	15.01	0.73	51.20	51.20	0.30	0.31	6.72	6.72	29.45
OSBK	Osage Bancshares, Inc. of OK	8.40	3,604	30.3	13.03	8.00	8.40	0.00	-35.53	-26.77	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.60	6,779	29.5	11.48	9.50	9.90	-3.03	-11.93	-13.82	0.28	0.28	7.56	6.38	72.46
PVFC	PVF Capital Corp. of Solon OH(8)	15.57	7,730	120.4	15.90	9.88	15.65	-0.51	55.39	47.30	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	18.10	4,976	90.1	26.50	16.82	17.50	3.43	-8.95	-23.17	1.12	1.07	11.80	11.80	127.89
PFED	Park Bancorp of Chicago IL	30.25	1,241	37.5	36.00	28.54	30.49	-0.79	-6.92	-9.65	0.00	-0.04	25.14	25.14	175.92
PVSA	Parkvale Financial Corp of PA	29.50	5,613	165.6	34.60	26.50	27.88	5.81	-4.47	-7.09	2.37	2.32	22.96	17.35	325.19
PRTR	Partners Trust Fin. Grp. of NY(8)	12.14	43,451	527.5	12.20	9.81	12.08	0.50	10.77	4.30	0.51	0.59	11.28	5.55	84.00
PBHC	Pathfinder BC MHC of NY (35.8)	10.98	2,484	9.7	16.00	9.35	10.30	6.60	-20.09	-15.80	0.33	0.24	8.36	6.78	122.61
PFDC	Peoples Bancorp of Auburn IN	19.00	3,145	59.8	21.00	16.62	19.00	0.00	-1.04	-1.91	0.87	0.83	19.64	18.87	153.77
PCBI	Peoples Community Bcrp. of OH	15.61	4,839	75.5	19.60	14.01	15.12	3.24	-17.23	-13.28	-1.38	-1.40	17.86	11.88	211.03
PBCT	Peoples United Financial of CT	17.68	300,900	5,319.9	22.81	14.78	17.44	1.38	2.73	-16.80	0.34	0.38	14.97	14.62	45.93
PROV	Provident Fin. Holdings of CA	23.22	6,377	148.1	32.80	17.51	22.80	1.84	-24.19	-23.67	2.06	1.08	20.63	20.63	277.57
PBNY	Provident NY Bncrp, Inc. of NY	13.81	41,667	575.4	16.00	11.42	13.84	-0.22	-1.00	-7.81	0.47	0.48	9.66	5.52	66.79
PBIP	Prudential Bncp MHC PA (42.7)	13.36	11,614	68.9	13.89	12.46	13.28	0.60	0.45	-0.30	0.32	0.32	7.12	7.12	41.11
PULB	Pulaski Fin Cp of St. Louis MO	14.04	9,981	140.1	17.00	12.11	14.01	0.21	-14.91	-11.86	0.93	0.71	8.04	7.59	113.78
RPFG	Rainier Pacific Fin Grp of WA	16.16	6,568	106.1	23.50	14.50	16.28	-0.74	-12.13	-18.51	0.45	0.42	13.69	13.21	137.77
RIVR	River Valley Bancorp of IN	19.42	1,628	31.6	20.24	17.00	18.25	6.41	7.35	7.59	1.31	1.30	14.91	14.89	206.82
RVSB	Riverview Bancorp, Inc. of WA	14.93	11,567	172.7	17.75	12.73	14.91	0.13	14.32	-1.78	1.02	1.00	8.62	6.35	71.94
RCKB	Rockville Fin MHC of CT (45.0)	14.45	19,354	126.4	18.20	13.95	14.70	-1.70	-1.37	-19.05	0.36	0.34	8.03	7.98	65.69
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.99	32,732	172.4	17.37	13.54	16.93	0.35	12.44	2.60	0.18	0.18	7.26	7.24	27.11
ROME	Rome Bancorp, Inc. of Rome NY	11.90	8,336	99.2	13.00	11.00	11.91	-0.08	-7.61	-6.67	0.39	0.39	8.96	8.96	37.30
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	12,405	56.2	13.94	9.95	10.62	3.11	-4.70	-10.76	0.17	0.15	6.69	6.64	61.34
SVBI	Severn Bancorp, Inc. of MD	13.43	10,067	135.2	22.55	12.25	14.19	-5.36	-22.59	-23.13	1.40	1.38	9.11	9.07	91.97
SUPR	Superior Bancorp of AL	9.40	34,671	325.9	11.93	8.10	9.46	-0.63	-19.45	-17.11	0.21	0.16	8.05	4.33	71.25
SYNF	Synergy Financial Group of NJ(8)	14.16	11,382	161.2	16.69	12.21	14.08	0.57	-11.56	-14.08	0.27	0.32	8.77	8.72	81.93
THRD	TF Fin. Corp. of Newtown PA	27.05	2,885	78.0	33.49	26.36	26.87	0.67	-11.02	-12.74	1.84	1.77	22.95	21.37	230.17
TFSL	TFS Fin Corp MHC of OH (31.5)	11.60	332,319	1,220.3	12.60	10.45	11.58	0.17	16.00	16.00	0.04	0.04	5.90	5.87	30.14
TONE	TierOne Corp. of Lincoln NE(8)	22.42	18,054	404.8	34.97	18.72	22.32	0.45	-34.27	-29.07	1.90	1.86	20.38	17.63	193.60
TSBK	Timberland Bancorp, Inc. of WA	15.91	7,025	111.8	19.48	14.85	15.76	0.95	-18.49	-14.28	1.16	1.12	10.53	9.54	88.85
TRST	TrustCo Bank Corp NY of NY	11.18	75,016	838.7	11.67	9.14	11.01	1.54	1.64	0.54	0.55	0.55	3.06	3.06	44.98
UCBA	United Comm Bncp MHC IN (45.0)	12.40	8,238	47.2	13.70	10.52	12.24	1.31	16.98	3.51	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	7.39	30,213	223.3	13.30	6.13	7.62	-3.02	-41.86	-39.62	0.67	0.61	9.11	7.96	89.57
UBNK	United Fin Grp MHC of MA(46.4)(8)	12.80	17,072	101.9	16.00	11.01	12.02	6.49	-2.36	-7.25	0.24	0.25	8.12	8.10	59.91
UWBK	United Western Bncp, Inc of CO	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.29	279.77
VPFG	ViewPoint Finl MHC of TX(45.0)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
WSFS	WSFS Financial Corp. of DE	60.24	6,296	379.3	70.85	53.42	62.69	-3.91	-4.76	-10.00	4.86	5.03	31.95	31.73	479.37
WVFC	WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.30	0.61	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	26.54	87,361	2,318.6	26.94	21.62	25.93	2.35	19.44	12.79	1.56	1.56	14.83	13.59	114.31
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.65	32,489	167.2	19.00	14.14	16.24	2.52	-5.67	-6.57	0.12	0.12	6.67	6.67	50.69
WAYN	Wayne Savings Bancshares of OH	13.00	3,194	41.5	15.00	12.50	13.18	-1.37	-11.86	-10.03	0.69	0.71	10.56	9.82	124.60
WFBC	Willow Financial Bcp Inc of PA	12.42	15,626	194.1	15.95	10.68	12.26	1.31	-20.59	-12.60	0.60	0.59	13.20	6.19	99.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(125)	11.70	10.46	0.52	5.47	4.43	0.50	5.16	0.64	211.07	0.88	18.81	118.59	13.39	138.91	19.68	0.46	2.58	41.04
NYSE Traded Companies(13)	10.56	7.88	0.65	7.67	6.73	0.52	5.57	0.51	184.34	0.82	17.18	114.84	11.92	166.55	18.27	0.57	2.87	43.47
AMEX Traded Companies(4)	14.81	14.68	0.53	3.81	2.88	0.50	3.54	1.14	216.32	1.33	14.07	104.95	15.54	107.12	15.28	0.46	2.72	38.73
NASDAQ Listed OTC Companies(108)	11.71	10.60	0.51	5.27	4.22	0.50	5.18	0.64	214.84	0.88	19.15	118.57	13.47	136.89	19.94	0.44	2.54	40.76
California Companies(9)	7.93	7.82	0.79	10.43	9.68	0.59	7.68	0.51	172.89	0.83	12.21	105.92	8.50	107.95	14.54	0.60	2.79	25.62
Florida Companies(5)	7.23	6.86	0.36	5.27	5.12	0.27	4.08	1.08	114.35	1.06	17.44	106.20	8.00	111.52	13.50	0.08	1.35	17.44
Mid-Atlantic Companies(35)	11.46	9.66	0.45	4.86	3.44	0.46	5.07	0.33	241.81	0.77	19.42	132.48	14.23	166.52	19.66	0.45	2.73	46.14
Mid-West Companies(41)	10.49	9.51	0.48	5.08	4.40	0.44	4.70	1.11	106.77	0.87	18.60	111.41	11.42	123.20	20.36	0.51	2.93	46.65
New England Companies(17)	16.42	14.99	0.37	3.15	2.37	0.44	3.47	0.23	430.80	0.96	24.71	112.18	18.24	130.92	24.14	0.39	2.11	55.30
North-West Companies(5)	11.69	10.26	1.15	9.16	5.70	1.12	8.96	0.06	295.73	0.96	20.32	155.32	18.40	179.88	21.16	0.49	2.56	47.31
South-East Companies(10)	13.91	12.72	0.77	7.14	5.67	0.76	6.93	0.64	214.89	1.26	16.98	119.14	14.93	142.14	17.31	0.46	2.14	30.72
South-West Companies(2)	17.41	14.98	0.52	3.96	4.65	0.41	2.32	0.45	380.67	0.41	24.22	73.42	14.11	145.14	32.31	0.16	1.90	0.00
Western Companies (Excl CA)(1)	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
Thrift Strategy(118)	11.68	10.46	0.51	5.33	4.38	0.50	5.07	0.64	209.96	0.88	18.73	117.94	13.30	137.51	19.73	0.46	2.60	41.13
Mortgage Banker Strategy(4)	8.26	6.21	0.55	6.87	5.54	0.41	5.09	0.81	99.07	0.92	22.22	119.23	9.66	169.64	20.83	0.48	2.38	47.70
Diversified Strategy(2)	19.63	19.23	0.95	10.15	5.00	1.02	10.71	0.17	485.25	1.07	12.40	153.32	25.53	155.39	11.98	0.47	1.83	8.23
Companies Issuing Dividends(110)	11.37	10.06	0.62	6.35	5.09	0.59	6.07	0.65	209.97	0.88	18.79	120.99	13.34	141.68	19.41	0.52	2.93	45.33
Companies Without Dividends(15)	14.12	13.38	-0.16	-1.02	-0.47	-0.17	-1.47	0.51	220.51	0.92	19.20	100.89	13.74	118.53	24.07	0.00	0.00	0.00
Equity/Assets <6%(6)	5.41	5.20	0.54	9.85	8.77	0.50	8.98	0.48	71.61	0.56	13.03	124.50	6.76	132.80	12.22	0.38	2.08	31.21
Equity/Assets 6-12%(80)	8.58	7.62	0.57	6.69	5.30	0.53	6.18	0.76	188.79	0.90	17.07	123.48	10.51	141.52	17.97	0.53	2.86	40.50
Equity/Assets >12%(39)	18.87	16.93	0.42	2.41	2.08	0.46	2.59	0.41	272.91	0.88	25.83	107.87	20.10	134.45	26.15	0.32	2.07	47.14
Converted Last 3 Mths (no MHC)(2)	27.17	27.17	0.70	3.40	2.78	0.70	3.40	0.26	63.96	1.24	36.15	88.98	23.90	88.98	36.15	0.09	0.94	36.00
Actively Traded Companies(10)	9.40	8.37	0.62	6.37	4.05	0.64	6.56	0.27	370.19	0.80	21.94	134.17	12.81	159.53	18.70	0.72	3.04	54.29
Market Value Below $20 Million(4)	7.78	7.42	-0.16	-2.24	-0.85	-0.26	-3.45	0.79	76.55	0.74	11.13	107.85	8.34	114.43	11.59	0.22	1.87	30.94
Holding Company Structure(118)	11.76	10.45	0.57	5.91	4.74	0.55	5.62	0.65	199.14	0.89	18.85	119.27	13.55	140.87	19.73	0.47	2.63	41.32
Assets Over $1 Billion(53)	11.22	9.06	0.70	7.51	5.74	0.64	6.71	0.61	190.69	0.88	18.18	130.66	14.12	168.42	19.71	0.52	2.84	40.89
Assets $500 Million-$1 Billion(36)	10.31	9.51	0.47	5.33	4.39	0.47	5.43	0.54	238.71	0.86	17.87	116.63	11.91	129.63	18.99	0.49	2.45	40.58
Assets $250-$500 Million(26)	13.83	13.37	0.45	4.23	3.76	0.47	4.43	0.72	229.90	0.84	21.46	103.84	14.02	107.54	20.51	0.34	2.49	43.21
Assets less than $250 Million(10)	13.31	13.14	0.00	-1.30	-0.53	-0.06	-1.96	1.01	194.66	1.07	19.47	104.15	13.20	107.22	20.51	0.28	1.92	32.32
Goodwill Companies(87)	10.75	8.96	0.63	6.65	5.21	0.60	6.35	0.59	199.04	0.89	18.61	124.23	13.01	153.59	19.27	0.51	2.72	43.17
Non-Goodwill Companies(38)	13.83	13.83	0.29	2.82	2.66	0.28	2.50	0.77	247.16	0.87	19.40	105.89	14.23	105.89	20.81	0.34	2.26	34.40
Acquirors of FSLIC Cases(4)	9.44	9.11	0.01	-2.15	-2.62	-0.07	-3.01	0.56	129.58	0.60	12.73	126.37	12.54	131.11	13.40	0.37	1.44	30.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
AMEX Traded Companies(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NASDAQ Listed OTC Companies(39)	15.53	14.76	0.55	3.55	2.08	0.42	3.09	0.49	186.46	0.69	29.94	172.35	27.02	185.54	31.70	0.23	1.52	11.18
Mid-Atlantic Companies(23)	16.28	15.49	0.66	4.09	2.48	0.48	3.47	0.41	205.44	0.68	27.76	163.02	27.27	179.20	30.18	0.18	1.30	18.14
Mid-West Companies(7)	16.14	15.17	0.34	2.32	1.29	0.31	2.19	0.84	65.19	0.58	38.75	189.16	29.42	198.12	NM	0.48	2.47	0.00
New England Companies(5)	11.31	10.85	0.38	3.28	2.10	0.36	3.11	0.35	231.83	0.78	34.29	158.27	18.01	164.86	34.29	0.15	1.44	0.00
South-East Companies(2)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	0.00
South-West Companies(1)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	0.00
Thrift Strategy(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
Companies Issuing Dividends(26)	15.08	14.08	0.50	3.62	2.14	0.49	3.54	0.35	160.25	0.71	29.77	174.84	26.85	193.08	26.57	0.38	2.48	58.94
Companies Without Dividends(14)	16.28	15.95	0.65	3.58	2.13	0.33	2.52	0.74	230.82	0.68	28.63	164.45	26.70	168.07	35.72	0.00	0.00	0.00
Equity/Assets 6-12%(15)	10.03	9.12	0.43	4.18	2.59	0.43	4.13	0.54	191.63	0.76	30.37	162.36	16.41	186.45	29.54	0.41	2.38	0.00
Equity/Assets >12%(24)	18.78	18.12	0.63	3.26	1.87	0.43	2.59	0.45	180.82	0.66	27.57	176.08	32.93	182.23	32.83	0.13	1.08	18.14
Holding Company Structure(37)	15.26	14.46	0.55	3.64	2.17	0.42	3.18	0.52	174.83	0.72	29.35	170.31	26.22	183.90	30.64	0.24	1.55	11.55
Assets Over $1 Billion(11)	15.52	14.44	0.44	3.18	1.48	0.44	3.17	0.69	128.79	0.67	31.02	212.20	32.27	231.74	31.35	0.33	1.14	0.00
Assets $500 Million-$1 Billion(10)	16.54	15.66	0.53	3.62	2.14	0.54	3.65	0.15	394.72	0.59	28.87	171.51	29.84	193.14	32.39	0.18	1.45	0.00
Assets $250-$500 Million(18)	15.20	14.63	0.61	3.73	2.38	0.37	2.85	0.49	176.25	0.75	30.09	150.49	23.16	157.34	31.28	0.20	1.75	23.95
Assets less than $250 Million(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
Goodwill Companies(19)	14.64	12.88	0.36	2.87	1.67	0.35	2.77	0.45	174.92	0.80	30.84	169.80	25.58	199.69	29.98	0.25	1.84	0.00
Non-Goodwill Companies(21)	16.20	16.20	0.70	4.15	2.49	0.49	3.46	0.52	193.36	0.62	28.50	171.87	27.70	171.87	30.97	0.23	1.35	18.14
MHC Institutions(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.52	4.67	0.69	12.03	5.87	0.68	11.95	0.32	117.11	0.51	17.04	211.26	11.66	249.95	17.15	1.04	3.99	67.97
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.17	-0.11	-5.29	0.65	104.18	1.18	NM	69.69	1.49	132.91	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	7.90	6.72	0.28	3.47	3.74	0.04	0.56	0.78	101.81	1.17	26.74	93.88	7.41	110.39	NM	0.16	1.93	51.61
DSL	Downey Financial Corp. of CA	9.83	9.80	1.15	13.43	11.84	1.00	11.59	0.94	42.36	0.55	8.45	107.63	10.58	107.87	9.79	0.48	0.85	7.16
FED	FirstFed Financial Corp. of CA	9.44	9.44	1.39	18.33	15.78	1.32	17.49	0.46	288.55	1.62	6.34	111.07	10.49	111.17	6.64	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.76	4.76	0.33	6.33	6.83	0.08	1.51	1.04	30.22	0.42	14.64	96.24	4.58	96.24	NM	0.40	3.25	47.62
GLK	Great Lakes Bancorp, Inc of NY	15.06	15.05	-0.18	-1.21	-1.27	-0.21	-1.37	0.42	104.91	0.55	NM	96.34	14.51	96.42	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.48	6.10	0.90	12.94	14.34	-0.35	-5.00	1.09	20.84	0.38	6.97	86.96	5.63	92.33	NM	2.00	8.26	57.64
NYB	New York Community Bcrp of NY	13.37	5.12	0.75	5.77	3.90	0.88	6.77	0.09	334.41	0.47	25.64	140.17	18.74	366.25	21.84	1.00	5.65	NM
NAL	NewAlliance Bancshares of CT	17.92	10.53	0.42	2.29	1.88	0.63	3.43	0.23	225.26	0.92	NM	118.24	21.19	201.21	35.50	0.26	1.74	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	0.90	10.60	9.99	0.91	10.72	0.25	405.52	1.46	10.01	110.75	9.18	111.17	9.90	0.76	4.34	43.43
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.06	0.89	5.06	0.15	351.26	0.89	19.76	104.61	18.56	180.45	20.24	0.44	2.62	51.76
SOV	Sovereign Bancorp, Inc. of PA	10.38	3.80	0.28	2.83	2.77	0.40	4.07	0.40	149.87	0.89	36.16	100.89	10.47	275.19	25.11	0.32	1.77	64.00
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	6.93	6.93	-0.29	-3.89	-4.63	-0.31	-4.24	2.66	27.90	1.69	NM	89.45	6.20	89.45	NM	0.16	3.37	NM
GOV	Gouverneur Bcp MHC of NY(42.8)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NFD	New Westfield Fin. Inc. of MA	28.44	28.44	0.65	2.74	1.88	0.68	2.88	0.11	516.56	1.42	NM	110.01	31.29	110.01	NM	0.20	1.98	NM
TSH	Teche Hlding Cp of N Iberia LA	9.20	8.67	0.99	10.79	7.54	0.98	10.68	0.65	104.49	0.87	13.25	139.82	12.87	148.47	13.38	1.32	3.16	41.90
WSB	Washington SB, FSB of Bowie MD	14.67	14.67	0.77	5.60	6.72	0.67	4.85	NA	NA	NA	14.89	80.53	11.82	80.53	17.18	0.16	2.39	35.56
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA	23.27	23.27	0.65	4.38	2.61	0.65	4.38	0.26	63.96	0.26	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00
ALLB	Alliance Bank MHC of PA (45.0)	11.63	11.63	0.36	3.61	2.29	0.36	3.61	0.48	136.70	1.11	NM	127.78	14.86	127.78	NM	0.20	2.29	NM
ASBI	Ameriana Bancorp of IN	7.45	7.26	-0.28	-3.71	-4.45	-0.09	-1.18	0.92	67.52	1.00	NM	87.22	6.50	89.59	NM	0.16	1.74	NM
ABNJ	American Bancorp of NJ	18.85	18.85	0.19	0.86	0.72	0.16	0.75	NA	NA	0.57	NM	130.59	24.62	130.59	NM	0.16	1.44	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.31	6.88	0.85	11.49	6.80	0.79	10.65	1.21	37.40	0.57	14.72	169.61	12.40	180.41	15.87	0.72	2.73	40.22
ACFC	Atl Cst Fed Cp of GA MHC(35.8)(8)	9.91	9.61	0.47	4.35	2.07	0.47	4.35	0.49	112.16	0.75	NM	214.75	21.28	221.55	NM	0.56	4.01	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	5.20	4.82	-0.42	-9.38	-5.44	0.08	1.77	0.37	102.10	0.66	NM	170.45	8.86	183.96	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.68	12.07	0.55	3.79	2.95	0.52	3.57	0.41	77.04	0.57	33.89	139.20	19.04	157.71	35.94	0.34	2.87	NM
BFIN	BankFinancial Corp. of IL	20.04	17.99	0.50	2.51	2.25	0.49	2.43	0.56	126.98	0.83	NM	116.52	23.35	129.81	NM	0.28	1.80	NM
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.31	0.72	12.91	16.20	0.65	11.75	0.53	56.46	0.36	6.17	76.34	4.20	79.17	6.79	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	11.98	7.89	0.40	3.35	3.36	0.53	4.39	0.33	203.26	0.98	29.73	100.75	12.07	152.91	22.68	0.24	1.79	53.33
BHLB	Berkshire Hills Bancorp of MA	12.27	6.72	0.53	4.45	4.39	0.68	5.72	0.82	110.18	1.11	22.79	98.37	12.08	179.68	17.74	0.60	2.02	46.15
BRBI	Blue River Bancshares of IN	7.39	5.96	0.20	2.54	2.34	0.20	2.54	2.06	40.37	1.02	NM	110.32	8.15	136.61	NM	0.10	1.80	NM
BOFI	Bofi Holding, Inc. Of CA	7.15	7.15	0.36	4.47	4.95	0.32	3.98	NA	NA	0.28	20.19	88.77	6.35	88.77	22.72	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.78	5.78	0.50	8.54	8.50	0.49	8.45	0.02	NA	0.72	11.76	95.30	5.51	95.30	11.90	0.20	1.93	22.73
BRKL	Brookline Bancorp, Inc. of MA	23.07	20.95	0.85	3.53	2.72	0.85	3.53	0.16	616.25	1.26	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.44	21.44	0.98	4.75	2.07	0.94	4.58	0.03	NA	0.61	NM	220.28	47.24	220.28	NM	0.16	1.14	55.17
CITZ	CFS Bancorp, Inc of Munster IN	10.67	10.56	0.48	4.54	3.85	0.43	4.13	2.28	40.40	1.31	25.98	120.79	12.08	122.03	28.50	0.48	3.36	NM
CMSB	CMS Bancorp, Inc. of NY	17.25	17.25	-1.07	-9.81	-7.43	-1.07	-9.81	NA	NA	0.20	NM	88.31	15.24	88.31	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	11.12	11.12	0.44	4.12	1.38	0.45	4.20	0.11	47.99	0.08	NM	297.35	33.07	297.35	NM	2.00	5.74	NM
CARV	Carver Bancorp, Inc. of NY	6.85	6.01	0.40	5.81	7.50	0.54	7.99	0.61	119.19	0.86	13.32	74.63	5.11	85.01	9.68	0.40	2.57	34.19
CEBK	Central Bncrp of Somerville MA	6.87	6.47	0.20	2.90	2.93	0.12	1.72	0.06	NA	0.84	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM
CFBK	Central Federal Corp. of OH	10.58	10.58	0.15	1.23	1.29	0.04	0.31	0.12	726.35	1.07	NM	99.84	10.56	99.84	NM	0.36	5.82	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.05	22.05	0.29	1.29	0.83	0.32	1.42	0.23	114.11	0.29	NM	157.14	34.64	157.14	NM	0.32	2.67	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.39	23.39	-0.46	-2.18	-1.98	0.26	1.24	0.26	252.10	0.81	NM	95.86	22.42	95.86	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	23.51	21.38	0.14	0.65	0.67	0.14	0.65	0.57	49.83	0.30	NM	82.42	19.38	90.63	NM	0.20	2.22	NM
CTZN	Citizens First Bancorp of MI	9.97	9.28	0.55	5.53	6.21	0.54	5.48	1.76	45.93	0.92	16.09	88.02	8.78	94.56	16.23	0.36	1.85	29.75
CSBC	Citizens South Banking of NC	11.15	6.99	0.80	6.94	5.91	0.86	7.40	0.25	320.54	1.14	16.93	118.91	13.26	189.55	15.88	0.32	2.52	42.67
CSBK	Clifton Svg Bp MHC of NJ(43.3)	22.60	22.60	0.36	1.57	0.89	0.36	1.57	0.03	523.26	0.32	NM	176.42	39.87	176.42	NM	0.20	1.78	NM
COBK	Colonial Bank MHC of NJ (46.0)	8.40	8.40	0.39	4.25	2.98	0.39	4.25	0.05	718.41	0.65	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.11	8.11	0.87	10.72	9.44	0.87	10.72	0.32	205.75	0.76	10.60	113.59	9.21	113.59	10.60	0.26	2.53	26.80
DCOM	Dime Community Bancshare of NY	8.47	6.76	0.77	8.57	5.14	0.73	8.08	0.09	540.58	0.56	19.47	174.52	14.78	218.78	20.65	0.56	4.11	NM
ESBF	ESB Financial Corp. of PA	6.42	4.07	0.46	7.04	6.69	0.41	6.33	0.23	121.14	0.87	14.96	108.29	6.95	170.86	16.65	0.40	3.88	57.97
ESSA	ESSA Bancorp, Inc. of PA	22.92	22.92	-1.70	-11.65	-8.24	-1.70	-11.65	NA	NA	0.68	NM	91.78	21.03	91.78	NM	0.00	0.00	NM
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.06	5.66	0.63	9.37	0.06	789.90	0.65	17.66	119.89	7.90	120.96	13.31	0.80	3.90	68.97
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	9.02	9.53	0.88	8.39	NA	NA	NA	10.50	94.11	9.83	94.11	11.29	0.56	3.73	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.51	16.10	-0.38	-2.32	-1.78	-0.38	-2.32	0.45	71.12	0.52	NM	132.50	21.88	135.90	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.32	5.94	0.57	9.38	8.75	0.48	7.84	NA	NA	0.63	11.43	104.17	6.58	110.73	13.68	0.56	3.50	40.00
FBTC	First BancTrust Corp of IL	8.55	8.13	0.35	4.00	4.12	0.30	3.40	0.92	81.07	1.01	24.26	98.70	8.44	103.83	28.50	0.24	2.11	51.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FBEI	First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.72	0.19	1.99	NA	NA	0.43	36.74	85.45	7.59	107.19	NM	0.60	3.80	NM
FBSI	First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	1.47	73.26	1.67	NM	94.64	10.43	95.70	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN	9.94	8.65	0.77	7.89	7.26	0.69	7.12	1.13	48.41	0.70	13.77	107.42	10.68	123.44	15.27	0.68	4.05	55.74
FCLF	First Clover Leaf Fin Cp of IL	24.83	21.87	0.75	3.09	2.57	0.78	3.20	0.61	76.07	0.70	38.93	105.83	26.28	120.18	37.59	0.24	2.20	NM
FCFL	First Community Bk Corp of FL	8.58	8.48	0.74	8.60	5.16	0.71	8.26	0.33	271.22	1.03	19.39	165.13	14.17	167.05	20.21	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.69	8.06	0.98	9.36	7.63	0.87	8.28	0.71	127.43	1.07	13.10	119.35	12.76	158.17	14.80	1.00	3.65	47.85
FFNM	First Fed of N. Michigan of MI	12.83	11.42	0.11	0.91	1.38	0.11	0.91	1.52	50.84	1.06	NM	68.09	8.73	76.48	NM	0.20	2.50	NM
FFBH	First Fed. Bancshares of AR	9.09	9.09	0.57	6.30	5.58	0.50	5.60	2.91	17.66	0.66	17.93	115.79	10.52	115.79	20.17	0.64	3.61	64.65
FFSX	First Federal Bankshares of IA	10.88	8.02	0.50	4.44	5.10	0.34	3.07	0.73	43.09	0.42	19.62	86.15	9.37	116.90	28.33	0.42	2.35	46.15
FFCH	First Fin. Holdings Inc. of SC	7.07	6.22	1.00	14.44	7.10	0.95	13.67	0.24	230.48	0.70	14.09	199.81	14.12	227.18	14.88	1.00	3.14	44.25
FFHS	First Franklin Corp. of OH	7.91	7.91	0.26	3.37	3.75	0.38	4.82	1.18	39.06	0.58	26.67	89.53	7.08	89.53	18.63	0.36	2.65	70.59
FKFS	First Keystone Fin., Inc of PA	6.49	6.49	0.13	2.14	2.17	0.16	2.68	0.49	136.57	1.05	NM	92.14	5.98	92.14	36.86	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA(8)	7.16	7.16	0.94	14.45	5.71	0.71	10.89	0.19	493.34	1.10	17.50	238.42	17.08	238.42	23.23	0.36	1.37	24.00
FNFG	First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	5.59	1.08	6.20	0.27	328.33	1.23	17.89	108.19	18.89	234.72	17.44	0.56	3.96	70.89
FPTB	First PacTrust Bancorp of CA	10.85	10.85	0.54	5.28	4.30	0.54	5.28	NA	NA	0.65	23.27	120.32	13.05	120.32	23.27	0.74	3.25	NM
FPFC	First Place Fin. Corp. of OH	10.11	6.75	0.83	7.97	8.46	0.68	6.52	1.06	72.85	0.99	11.83	93.13	9.41	139.40	14.44	0.62	3.52	41.61
FFIC	Flushing Fin. Corp. of NY	7.36	6.74	0.72	9.40	5.85	0.69	9.01	0.11	224.42	0.27	17.10	155.79	11.47	170.33	17.85	0.48	2.92	50.00
FXCB	Fox Chase Bncp MHC of PA(44.5)	16.66	16.66	0.55	3.64	2.26	0.60	4.03	0.02	NA	0.74	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	6.91	2.06	0.28	4.07	6.20	0.05	0.79	0.86	28.60	0.37	16.12	60.78	4.20	204.22	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	15.88	15.88	1.17	7.43	8.27	1.14	7.28	0.20	NA	3.15	12.09	89.02	14.14	89.02	12.32	0.40	2.11	25.48
PEDE	Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.16	0.71	5.72	0.35	257.68	1.08	24.02	140.01	17.48	142.82	24.57	0.64	2.99	71.91
GCBC	Green Co Bcrp MHC of NY (44.4)	10.87	10.87	0.71	6.44	4.40	0.78	7.03	0.36	124.20	0.71	22.74	143.96	15.65	143.96	20.81	0.50	4.07	NM
HFFC	HF Financial Corp. of SD	6.20	5.70	0.56	9.25	8.44	0.75	12.26	0.41	140.58	0.76	11.84	108.51	6.73	117.94	8.93	0.42	2.51	29.79
HMNF	HMN Financial, Inc. of MN	8.40	8.06	0.81	9.04	6.76	0.70	7.85	1.14	76.77	1.25	14.80	132.28	11.11	137.88	17.03	1.00	3.41	50.51
HBNK	Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.39	-0.54	-4.25	0.72	75.43	NA	NM	80.55	16.04	80.55	NM	0.12	1.16	NM
HARL	Harleysville Svgs Fin Cp of PA	6.30	6.30	0.44	6.88	5.87	0.42	6.64	0.06	394.73	0.47	17.05	116.50	7.34	116.50	17.65	0.68	4.59	NM
HWFG	Harrington West Fncl Grp of CA	6.09	5.53	0.62	10.55	8.59	0.68	11.54	0.01	NA	0.80	11.64	119.97	7.31	132.09	10.64	0.50	3.36	39.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	NM
HIFS	Hingham Inst. for Sav. of MA	7.50	7.50	0.62	8.22	6.70	0.62	8.22	0.06	840.50	0.67	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80
HOME	Home Fed Bncp MHC of ID (40.8)(8)	15.10	15.10	0.77	5.31	2.72	0.63	4.34	0.04	NA	0.55	36.71	193.21	29.18	193.21	NM	0.22	1.58	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.85	5.79	0.52	7.65	7.14	0.51	7.52	0.15	355.08	0.88	14.01	105.77	7.25	125.08	14.27	0.48	3.11	43.64
HCBK	Hudson City Bancorp, Inc of NJ	11.72	11.31	0.79	5.77	3.73	0.79	5.77	0.10	84.15	0.14	26.83	162.51	19.05	168.48	26.83	0.34	2.39	64.15
IFSB	Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.28	112.72	0.49	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	15.06	15.06	0.40	2.52	1.41	0.44	2.77	0.24	51.34	0.19	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.64	6.61	0.22	2.76	2.17	0.23	2.95	0.79	84.50	1.12	NM	126.68	9.68	146.34	NM	0.30	2.24	NM
JFBI	Jefferson Bancshares Inc of TN	22.34	22.34	0.45	1.95	2.04	0.49	2.13	0.14	438.54	0.71	NM	96.59	21.58	96.59	NM	0.24	2.23	NM
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.48	0.62	5.13	NA	NA	NA	NM	209.15	23.99	219.52	NM	0.40	2.92	NM
KNBT	KNBT Bancorp, Inc. of PA	12.19	7.53	0.67	5.56	4.89	0.74	6.18	0.16	351.03	0.98	20.43	113.59	13.85	183.88	18.39	0.40	2.72	55.56
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.31	17.66	0.31	1.32	1.01	0.31	1.32	0.33	80.45	NA	NM	131.17	30.58	173.20	NM	0.40	4.04	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	23.57	19.46	0.18	0.73	0.38	0.18	0.73	NA	NA	0.69	NM	198.65	46.83	240.62	NM	0.20	1.51	NM
LSBX	LSB Corp of No. Andover MA	10.01	10.01	0.63	5.92	4.56	0.70	6.65	0.02	NA	1.36	21.93	128.71	12.88	128.71	19.55	0.56	3.45	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.84	9.84	0.78	8.23	7.87	0.74	7.78	4.76	16.71	0.99	12.71	104.74	10.31	104.74	13.45	1.00	4.35	55.25
LSBK	Lake Shore Bnp MHC of NY(45.0)	14.90	14.90	0.44	2.90	2.31	0.44	2.90	0.41	90.60	0.62	NM	129.19	19.25	129.19	NM	0.12	1.15	50.00
LEGC	Legacy Bancorp, Inc. of MA	16.79	16.42	0.23	1.30	1.34	0.39	2.19	0.30	197.00	0.81	NM	100.35	16.85	102.60	NM	0.16	1.13	NM
LBCP	Liberty Bancorp, Inc. of MO	14.90	14.90	0.61	4.15	3.52	0.56	3.82	0.74	104.29	1.10	28.45	105.05	15.65	105.05	30.89	0.10	0.93	26.32
LABC	Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.95	0.75	2.42	NA	NA	2.21	33.94	81.96	25.47	81.96	33.94	0.00	0.00	0.00
MAFB	MAF Bancorp, Inc. of IL(8)	10.63	6.71	0.68	6.98	4.21	0.71	7.23	0.72	54.11	0.57	23.76	161.96	17.21	256.52	22.94	1.08	2.01	47.79
MFBC	MFB Corp. of Mishawaka IN	8.12	7.45	0.74	9.33	9.39	0.65	8.22	1.30	82.50	1.24	10.65	96.74	7.85	105.44	12.10	0.66	2.18	23.24
MSBF	MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.74	0.52	5.00	NA	NA	0.38	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.04	10.04	0.17	1.69	1.28	0.17	1.69	2.76	33.20	1.06	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	13.13	12.99	0.83	6.55	4.75	0.78	6.14	0.02	933.78	0.69	21.07	136.61	17.94	138.05	22.46	1.12	3.30	69.57
MFLR	Mayflower Co-Op. Bank of MA	8.10	8.08	0.43	5.47	4.35	0.38	4.81	NA	NA	1.17	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM
CASH	Meta Financial Group of IA	7.07	6.56	0.06	0.92	0.40	0.41	6.59	0.55	132.68	1.32	NM	218.53	15.46	235.61	34.87	0.52	1.30	NM
MFSF	MutualFirst Fin. Inc. of IN	9.24	7.63	0.42	4.59	5.39	0.43	4.69	0.80	108.72	1.03	18.57	85.28	7.88	103.35	18.18	0.60	3.47	64.52
NASB	NASB Fin, Inc. of Grandview MO	9.71	9.52	1.15	11.55	6.49	0.51	5.15	0.83	58.44	0.57	15.42	183.57	17.83	187.26	34.53	0.90	2.61	40.18
NBCB	NE Comm Bncrp MHC of NY (45.0)	35.23	35.23	4.00	13.45	8.65	-0.22	-0.75	0.27	156.05	0.64	11.56	127.45	44.91	127.45	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	8.16	5.23	0.64	8.72	5.56	0.54	7.31	0.09	699.47	0.79	17.99	128.28	10.46	200.13	21.44	0.52	3.32	59.77
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.66	11.62	0.29	2.34	1.45	0.27	2.19	0.23	212.08	0.63	NM	162.48	18.94	162.96	NM	0.20	1.83	NM
NEBS	New England Bnchrs Inc. of CT	19.47	18.90	0.35	1.79	1.58	0.33	1.69	0.29	227.55	0.96	NM	112.80	21.98	116.26	NM	0.12	1.00	63.16
NFSB	Newport Bancorp, Inc. of RI	19.57	19.57	-0.44	-2.55	-2.23	-0.44	-2.55	0.09	750.36	0.78	NM	97.27	19.03	97.27	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	7.86	6.93	0.85	10.37	8.27	0.85	10.37	0.20	338.92	0.75	12.09	126.92	9.98	144.02	12.09	1.40	3.61	43.61
NWSB	Northwest Bcrp MHC of PA(39.1)	8.60	5.91	0.69	7.67	3.22	0.69	7.59	0.68	83.35	0.86	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.77	10.77	0.51	4.64	3.04	0.51	4.64	0.06	570.24	0.47	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.25	6.25	-0.08	-1.32	-0.80	0.44	6.99	0.92	55.95	0.62	NM	174.90	10.94	174.90	23.73	0.80	4.56	NM
ONFC	Oneida Financl MHC of NY(44.6)	11.52	6.39	0.82	6.56	4.03	0.84	6.63	0.01	NA	0.94	24.79	159.52	18.38	207.44	24.29	0.48	4.03	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	22.82	22.82	1.01	4.52	1.98	1.04	4.67	NA	NA	1.16	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	3.10	0.77	3.86	0.04	732.73	0.45	32.31	86.07	24.02	86.07	32.31	0.32	3.81	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.43	8.80	0.40	3.74	2.92	0.40	3.74	0.34	111.91	0.76	34.29	126.98	13.25	150.47	34.29	0.24	2.50	NM
PVFC	PVF Capital Corp. of Solon OH(8)	7.86	7.86	0.57	7.30	4.30	0.55	7.08	1.76	27.95	NA	23.24	168.69	13.26	168.69	23.95	0.30	1.93	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.23	9.23	0.87	9.43	6.19	0.83	9.01	0.60	73.42	0.67	16.16	153.39	14.15	153.39	16.92	0.92	5.08	NM
PFED	Park Bancorp of Chicago IL	14.29	14.29	0.00	0.00	0.00	-0.02	-0.16	2.00	14.20	0.40	NM	120.33	17.20	120.33	NM	0.72	2.38	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	8.03	0.70	10.42	0.37	220.63	1.14	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.13
PRTR	Partners Trust Fin. Grp. of NY(8)	13.43	6.61	0.59	4.51	4.20	0.65	5.22	0.11	845.52	1.47	23.80	107.62	14.45	218.74	20.58	0.28	2.31	54.90
PBHC	Pathfinder BC MHC of NY (35.8)	6.82	5.53	0.27	3.92	3.01	0.20	2.85	0.54	86.36	0.76	33.27	131.34	8.96	161.95	NM	0.41	3.73	NM
PFDC	Peoples Bancorp of Auburn IN	12.77	12.27	0.55	4.39	4.58	0.53	4.19	0.54	69.76	0.52	21.84	96.74	12.36	100.69	22.89	0.76	4.00	NM
PCBI	Peoples Community Bcrp. of OH	8.46	5.63	-0.64	-7.48	-8.84	-0.65	-7.59	1.81	73.01	1.36	NM	87.40	7.40	131.40	NM	0.60	3.84	NM
PBCT	Peoples United Financial of CT	32.59	31.83	0.89	5.18	1.92	0.99	5.78	0.17	383.51	0.80	NM	118.10	38.49	120.93	NM	0.53	3.00	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.70	8.87	0.41	5.09	0.83	107.20	1.04	11.27	112.55	8.37	112.55	21.50	0.72	3.10	34.95
PBNY	Provident NY Bncrp, Inc. of NY	14.46	8.26	0.70	4.84	3.40	0.71	4.94	0.30	242.96	1.28	29.38	142.96	20.68	250.18	28.77	0.20	1.45	42.55
PBIP	Prudential Bncp MHC PA (42.7)	17.32	17.32	0.79	4.31	2.40	0.79	4.31	0.12	123.97	0.30	NM	187.64	32.50	187.64	NM	0.20	1.50	62.50
PULB	Pulaski Fin Cp of St. Louis MO	7.07	6.67	0.90	12.00	6.62	0.69	9.16	0.98	81.33	0.99	15.10	174.63	12.34	184.98	19.77	0.36	2.56	38.71
RPFG	Rainier Pacific Fin Grp of WA	9.94	9.59	0.33	3.29	2.78	0.30	3.07	0.03	NA	1.27	35.91	118.04	11.73	122.33	38.48	0.26	1.61	57.78
RIVR	River Valley Bancorp of IN	7.21	7.20	0.64	8.91	6.75	0.63	8.04	NA	NA	0.78	14.82	130.25	9.39	130.42	14.94	0.80	4.12	61.07
RVSB	Riverview Bancorp, Inc. of WA	11.98	8.83	1.43	12.11	6.83	1.40	11.88	0.03	NA	1.30	14.64	173.20	20.75	235.12	14.93	0.44	2.95	43.24
RCKB	Rockville Fin MHC of CT (45.0)	12.22	12.15	0.57	4.48	2.49	0.54	4.23	0.16	512.66	0.96	NM	179.95	22.00	181.08	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.78	26.71	0.66	2.71	1.06	0.66	2.71	NA	NA	0.31	NM	234.02	62.67	234.67	NM	0.24	1.41	NM
ROME	Rome Bancorp, Inc. of Rome NY	24.02	24.02	1.08	4.18	3.28	1.08	4.18	0.38	172.25	0.71	30.51	132.81	31.90	132.81	30.51	0.32	2.69	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.91	10.82	0.28	2.57	1.55	0.25	2.27	0.65	90.65	0.76	NM	163.68	17.85	164.91	NM	0.16	1.46	NM
SVBI	Severn Bancorp, Inc. of MD	9.91	9.86	1.54	16.37	10.42	1.52	16.14	0.76	135.58	1.15	9.59	147.42	14.60	148.07	9.73	0.24	1.79	17.14
SUPR	Superior Bancorp of AL	11.30	6.08	0.34	3.25	2.23	0.26	2.48	0.41	186.76	1.10	NM	116.77	13.19	217.09	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.70	10.64	0.31	3.14	1.91	0.37	3.73	0.04	NA	0.78	NM	161.46	17.28	162.39	NM	0.28	1.98	NM
THRD	TF Fin. Corp. of Newtown PA	9.97	9.28	0.80	8.10	6.80	0.77	7.79	0.42	103.13	0.57	14.70	117.86	11.75	126.58	15.28	0.80	2.96	43.48
TFSL	TFS Fin Corp MHC of OH (31.5)	19.58	19.48	0.13	0.88	0.34	0.13	0.88	0.98	23.69	0.30	NM	196.61	38.49	197.61	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.53	9.11	1.01	9.74	8.47	0.99	9.53	1.65	59.80	1.40	11.80	110.01	11.58	127.17	12.05	0.32	1.43	16.84
TSBK	Timberland Bancorp, Inc. of WA	11.85	10.74	1.37	10.52	7.29	1.32	10.15	0.06	NA	0.90	13.72	151.09	17.91	166.77	14.21	0.40	2.51	34.48
TRST	TrustCo Bank Corp NY of NY	6.80	6.80	1.31	17.92	4.92	1.31	17.92	0.26	426.60	1.90	20.33	365.36	24.86	365.36	20.33	0.64	5.72	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.58	0.50	2.90	0.81	88.67	0.98	38.75	165.55	26.64	165.55	NM	0.32	2.58	NM
UCFC	United Community Fin. of OH	10.17	8.89	0.75	7.31	9.07	0.69	6.66	2.32	29.51	0.85	11.03	81.12	8.25	92.84	12.11	0.38	5.14	56.72
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.55	13.52	0.40	2.97	1.88	0.42	3.10	0.13	570.35	0.96	NM	157.64	21.37	158.02	NM	0.24	1.88	NM
UWBK	United Western Bncp, Inc of CO	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
VPFG	ViewPoint Finl MHC of TX(45.0)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	NM
WSFS	WSFS Financial Corp. of DE	6.66	6.62	1.02	15.12	8.07	1.06	15.65	0.16	586.98	1.34	12.40	188.54	12.57	189.85	11.98	0.40	0.66	8.23
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	NA	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL	Washington Federal, Inc. of WA	12.97	11.89	1.45	10.73	5.88	1.45	10.73	0.10	295.73	0.36	17.01	178.96	23.22	195.29	17.01	0.84	3.17	53.85
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.16	13.16	0.24	1.68	0.72	0.24	1.68	2.60	16.92	0.69	NM	249.63	32.85	249.63	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.48	7.88	0.55	6.53	5.31	0.57	6.72	0.23	160.32	0.64	18.84	123.11	10.43	132.38	18.31	0.48	3.69	69.57
WFBC	Willow Financial Bcp Inc of PA	13.28	6.23	0.60	4.53	4.83	0.59	4.45	0.59	147.14	1.16	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
	Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.6
As of August 31, 2007		13357.7	1474.0	2,596.4	1537.5	594.6

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



SNL ThriftInvestor

Index Values

	Index Values				Price Appreciation (%)		
	06/29/07	05/31/07	12/29/06	06/30/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,645.9	1,732.0	1,829.3	1,717.9	-4.97	-10.03	-4.19
MHC Index	3,558.2	3,743.6	3,874.7	3,252.9	-4.95	-8.17	9.39
Stock Exchange Indexes							
AMEX Thrifts	682.8	701.9	745.2	687.2	-2.72	-8.37	-0.64
NYSE Thrifts	1,026.8	1,078.5	1,143.0	1,087.8	-4.79	-10.17	-5.61
OTC Thrifts	2,051.4	2,164.6	2,271.9	2,079.8	-5.23	-9.71	-1.37
Geographic Indexes							
Mid-Atlantic Thrifts	3,664.2	3,889.9	4,104.1	3,769.7	-5.80	-10.72	-2.80
Midwestern Thrifts	3,420.9	3,534.5	3,623.7	3,502.1	-3.21	-5.60	-2.32
New England Thrifts	1,925.8	2,118.3	2,223.0	1,829.4	-9.09	-13.37	5.27
Southeastern Thrifts	1,248.0	1,346.1	1,670.8	1,520.7	-7.29	-25.31	-17.93
Southwestern Thrifts	1,408.5	1,493.4	1,538.4	1,477.2	-5.69	-8.44	-4.65
Western Thrifts	1,574.6	1,635.3	1,717.1	1,660.3	-3.71	-8.30	-5.16
Asset Size Indexes							
Less than $250M	1,175.5	1,190.0	1,241.5	1,354.2	-1.21	-5.31	-13.19
$250M to $500M	3,453.5	3,546.4	3,587.6	3,403.2	-2.62	-3.74	1.48
$500M to $1B	1,973.4	2,086.2	2,135.1	1,936.6	-5.41	-7.58	1.90
$1B to $5B	2,396.8	2,471.3	2,693.3	2,521.6	-3.01	-11.01	-4.95
Over $5B	983.7	1,039.3	1,096.0	1,029.7	-5.34	-10.24	-4.47
Pink Indexes							
Pink Thrifts	521.9	519.3	515.9	471.4	0.51	1.16	10.71
Less than $75M	595.0	573.5	576.9	500.0	3.75	3.13	18.99
Over $75M	541.0	538.4	535.0	489.4	0.47	1.12	10.53
Comparative Indexes							
Dow Jones Industrials	13,408.6	13,627.6	12,463.2	11,150.2	-1.61	7.59	20.25
S&P 500	1,503.4	1,530.6	1,418.3	1,270.2	-1.78	6.00	18.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
California Thrift Acquisitions Announced Since 2004

							Financials at Announcement						Pricing at Announcement								
Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrve/ NPLs (%)	Deal Value ($M)	Price/ Share ($)	Consid	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Premium/ CoreDeps (%)
05/07/2006	10/01/2006	Wachovia Corp.	NC	Golden West Financial Corporation	CA	Thrift	127,556,456	7.09	1.24	17.64	NA	NA	25,473.8	81.069	Mixed	276.59	276.59	16.64	19.97	38.12
04/23/2006	10/01/2006	Washington Mutual Inc.	WA	Commercial Capital Bancorp, Inc.	CA	Thrift	5,744,293	13.14	1.00	7.60	0.14	373.88	993.2	16.000	Cash	126.38	293.04	14.16	17.29	29.05
12/23/2005	03/17/2006	East West Bancorp Inc.	CA	Standard Bank, FSB	CA	Thrift	914,040	11.16	1.05	9.92	2.85	11.32	204.0	NA	Mixed	200.00	200.14	20.26	22.32	30.38
09/12/2005	03/01/2006	Wachovia Corp.	NC	Westcorp	CA	Thrift	16,544,234	8.84	1.57	17.60	0.34	641.57	3,416.7	64.230	Stock	224.42	224.42	14.31	20.66	NM
12/09/2004	05/13/2005	GBC Holdings Inc.	CA	Sincere Federal Savings Bank	CA	Thrift	54,010	12.57	0.23	1.86	0.00	NA	NA	NA		NA	NA	NA	NA	NA
07/01/2004	10/28/2004	UnionBanCal Corp.	CA	Jackson Federal Bank	CA	Thrift	1,808,968	11.56	1.39	12.01	0.40	208.51	305.0	NA	Mixed	145.90	208.33	12.84	16.88	24.71
06/03/2004	08/06/2004	East West Bancorp Inc.	CA	Trust Bancorp Inc.	CA	Thrift	229,882	7.65	0.77	9.83	0.00	NA	32.9	NA	Stock	186.95	186.95	18.47	14.31	18.17
03/18/2004	08/31/2004	Popular Inc.	PR	Quaker City Bancorp, Inc.	CA	Thrift	1,755,062	8.15	1.29	15.44	0.22	298.06	367.3	55.000	Cash	240.59	241.12	15.99	20.93	29.94
03/05/2004	07/01/2004	FBOP Corp.	IL	California Savings Bank	CA	Thrift	796,758	12.41	0.49	3.98	0.09	689.76	170.0	198.343	Cash	171.90	171.90	42.63	21.34	14.82
01/27/2004	06/04/2004	Commercial Capital Bancorp	CA	Hawthorne Financial Corporation	CA	Thrift	2,674,319	6.89	1.08	16.44	0.35	371.80	476.3	37.082	Stock	242.21	280.07	17.41	18.50	31.44
						Average:	15,797,800	9.95	1.01	11.23	0.49	370.70	3,493.2			201.66	231.40	19.18	19.13	26.83
						Median:	1,782,015	10.00	1.07	10.97	0.22	371.80	367.3			200.00	224.42	18.54	19.97	29.60

Source: SNL Financial.

EXHIBIT IV-5

Kaiser Federal Financial Group, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5

Kaiser Federal Financial Group, Inc.
Director and Senior Management Summary Resumes

Directors

The principal occupation during the past five years of each of our directors is set forth below. All directors have held their present positions for five years unless otherwise stated.

James L. Breeden. Mr. Breeden has served as chairman of the Board of Directors since November 2000. He is a retired hospital administrator for the Kaiser Foundation Hospitals where he worked for 27 years.

Kay M. Hoveland. Ms. Hoveland has served as president and chief executive officer of Kaiser Federal Bank, including service with Kaiser Permanente Federal Credit Union, since 1987. Ms. Hoveland has served as president and chief executive officer of K-Fed Bancorp since its formation in July 2003.

Rita H. Zwern. Mrs. Zwern has been employed by Kaiser Foundation Health Plan since 1984 and currently is the manager of State Programs, located in Pasadena, California. Mrs. Zwern has served as secretary of K-Fed Bancorp since its formation in July 2003.

Gerald A. Murbach. Mr. Murbach is a retired human resources consultant who worked for the Universal Music Group during 2001 and the Times Mirror newspapers from 1992 to 2001.

Robert C. Steinbach. Mr. Steinbach has served as a manager for the Department of Building and Safety of the City of Los Angeles since 2002 and has been with the Department since 1985.

Executive Officers Who Are Not Directors

The business experience for at least the past five years for each of the three executive officers of Kaiser Federal Bank, including service with Kaiser Permanente Federal Credit Union, who do not serve as directors, is set forth below.

Dustin Luton. Mr. Luton became chief financial officer in November of 2006. Previously, he was the Partner in Charge of the Southern California office of the National Credit Union Division of the accounting firm, McGladrey & Pullen, LLP, which served as the former registered public accounting firm of the K-Fed Bancorp until 2004. He was employed by McGladrey & Pullen, LLP since 2000 and was responsible for supervising the professional staff and professional services provided to clients in the Southern California region. In addition, he was the National Assurance Leader of the National Credit Union Division.

Nancy J. Huber. Ms. Huber has served as chief credit officer of Kaiser Federal Bank since 1999 and Community Reinvestment Act officer since 2002. From 1995 until 1999, she served as vice president of credit.

Jeanne R. Thompson. Ms. Thompson has served as chief operating officer of Kaiser Federal Bank since 2001. She served as senior vice president for branch operations of Indy Mac Bank, located in Pasadena, California from 1983 until 2001.

Source: Kaiser Federal Financial Group, Inc.'s Prospectus.

EXHIBIT IV-6

Kaiser Federal Financial Group, Inc.
Pro Forma Regulatory Capital Ratios

Institution: Kaiser Federal Financial Group, Inc.

	Actual, As of June 30, 2007		Pro Forma at June 30, 2007							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$69,148	8.82%	$115,630	13.81%	$123,706	14.62%	$131,782	15.40%	$141,069	16.28%
Tier 1 Capital (Leverage)	$64,875	8.32%	$111,357	13.37%	$119,433	14.18%	$127,509	14.98%	$136,796	15.87%
Requirement	31,191	4.00%	33,315	4.00%	33,685	4.00%	34,055	4.00%	34,480	4.00%
Excess	$33,684	4.32%	$78,042	9.37%	$85,748	10.18%	$93,454	10.98%	$102,316	11.87%
Tier 1 Capital (Risk-Based)	$64,875	12.76%	$111,357	21.46%	$119,433	22.94%	$127,509	24.40%	$136,796	26.07%
Requirement	20,330	4.00%	20,755	4.00%	20,829	4.00%	20,903	4.00%	20,988	4.00%
Excess	$44,545	8.76%	$90,602	17.46%	$98,604	18.94%	$106,606	20.40%	$115,808	22.07%
Total Risk-Based	$67,622	13.30%	$114,104	21.99%	$122,180	23.46%	$130,256	24.93%	$139,543	26.60%
Risk-Based Requirement	40,660	8.00%	41,510	8.00%	41,658	8.00%	41,806	8.00%	41,976	8.00%
Excess	$26,962	5.30%	$72,594	13.99%	$80,522	15.46%	$88,450	16.93%	$97,567	18.60%
Net Proceeds After Exp. Infused (50%)			$53,112		$62,358		$71,604		$82,237	
Less: ESOP			(6,630)		(7,800)		(8,970)		(10,316)	
Less: SBIP			0		0		0		0	
Pro Forma Increase			$46,482		$54,558		$62,634		$71,921	

EXHIBIT IV-7

Kaiser Federal Financial Group, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Kaiser Federal Financial Group, Inc.
Prices as of August 31, 2007

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	California Thrifts Mean	California Thrifts Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	31.04 x	17.73x	15.43x	12.21x	11.27x	19.97x	17.89x
Price-core earnings multiple	=	P/CE	30.77 x	18.40x	16.10x	14.54x	11.27x	20.71x	19.09x
Price-book ratio	=	P/B	100.13%	126.99%	119.01%	105.92%	110.75%	130.65%	120.79%
Price-tangible book ratio	=	P/TB	102.27%	137.30%	124.46%	107.95%	111.17%	149.25%	136.61%
Price-assets ratio	=	P/A	22.45%	11.95%	11.74%	8.50%	8.37%	16.47%	13.46%

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	$4,704,000	(12 Mths 06/07)	ESOP Stock (% of Offering + Foundation) (E)	6.00%	
Pre-Conversion Core Earnings (YC)	$4,762,000	(12 Mths 06/07)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$92,317,000	(2)	ESOP Amortization (T)	20.00	Years
Pre-Conv. Tang. Book Value (B)	$88,044,000	(2)	Stock Program (% of Offering + Foundation (M)	3.73%	
Pre-Conversion Assets (A)	$799,625,000		Stock Programs Vesting (N)	5.00	Years
Reinvestment Rate (R)	4.91%		Fixed Expenses	$1,300,000	
Tax rate (TAX)	41.10%		Variable Expenses	1.00%	
After Tax Reinvest. Rate (R)	2.89%		Percentage Sold (PCT)	63.5299%	
Est. Conversion Expenses (1)(X)	4.10%		MHC Assets (MHC1)	$24,000	
Price/Share	$10.00		MHC Assets as a % of Offering (MHC2)	0.02%	
Foundation Cash Contribution (FC)	0.00%		Options as % of Offering (O1)	9.32%	
Foundation Stock Contribution (FS)	0.00%	Shares	Estimated Option Value (O2)	25.34%	
Foundation Tax Benefit (FT)	$0		Option Vesting Period (O3)	5.00	
			% of Options taxable (O4)	25.00%	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $204,628,080

2. $V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $204,628,080

3. $V = \frac{P/B * (B+FT+MHC1)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $204,628,080

4. $V = \frac{P/TB * (B+FT+MHC1)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $204,628,080

5. $V = \frac{P/A * (A+FT+MHC1)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $204,628,080

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	17,192,500	9,869,563	27,062,063	0	27,062,063	1.94008
Maximum	14,950,000	8,582,229	23,532,229	0	23,532,229	1.68703
Midpoint	13,000,000	7,462,808	20,462,808	0	20,462,808	1.46698
Minimum	11,050,000	6,343,387	17,393,387	0	17,393,387	1.24693

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion. $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$171,925,000	$98,695,630	$270,620,630	$0	$270,620,630
Maximum	$149,500,000	$85,822,290	$235,322,290	0	$235,322,290
Midpoint	$130,000,000	$74,628,080	$204,628,080	0	$204,628,080
Minimum	$110,500,000	$63,433,868	$173,933,870	0	$173,933,870

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

Kaiser Federal Financial Group, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kaiser Federal Financial Group, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$173,933,870
Exchange Ratio	1.24693
2nd Step Offering Proceeds	$110,500,000
Less: Estimated Offering Expenses	4,323,850
Plus: MHC Assets	24,000
2nd Step Net Conversion Proceeds	$106,200,150

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$106,200,150
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(6,630,000)
Less: Restricted Stock Purchases (2)	(4,120,960)
Net Proceeds to be Reinvested	$95,449,190
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$2,760,381
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(195,254)
Less: Stock Programs Vesting (3)	(485,449)
Less: Option Plan Vesting (4)	(468,477)
Net Earnings Increase	$1,611,201

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,704,000	$1,611,201	$6,315,201
12 Months ended June 30, 2007 (core)	$4,762,000	$1,611,201	$6,373,201

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2007	$92,317,000	$95,449,190	$0	$187,766,190
June 30, 2007 (Tangible)	$88,044,000	$95,449,190	$0	$183,493,190

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$799,625,000	$95,449,190	$0	$895,074,190

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.73% of the second step offering.
(3) ESOP amortized over 20 years, SBIP amortized over 5 years, tax effected at: 41.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kaiser Federal Financial Group, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$204,628,080
Exchange Ratio	1.46698
2nd Step Offering Proceeds	$130,000,000
Less: Estimated Offering Expenses	5,332,000
Plus: MHC Assets	24,000
2nd Step Net Conversion Proceeds	$124,692,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$124,692,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(7,800,000)
Less: Restricted Stock Purchases (2)	(4,848,188)
Net Proceeds to be Reinvested	$112,043,812
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$3,240,296
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(229,710)
Less: Stock Programs Vesting (3)	(571,117)
Less: Option Plan Vesting (4)	(551,150)
Net Earnings Increase	$1,888,320

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,704,000	$1,888,320	$6,592,320
12 Months ended June 30, 2007 (core)	$4,762,000	$1,888,320	$6,650,320

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$92,317,000	$112,043,812	$0	$204,360,812
June 30, 2007 (Tangible)	$88,044,000	$112,043,812	$0	$200,087,812

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$799,625,000	$112,043,812	$0	$911,668,812

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.73% of the second step offering.
(3) ESOP amortized over 20 years, SBIP amortized over 5 years, tax effected at: 41.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kaiser Federal Financial Group, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$235,322,290
Exchange Ratio	1.68703
2nd Step Offering Proceeds	$149,500,000
Less: Estimated Offering Expenses	6,340,150
Plus: MHC Assets	24,000
2nd Step Net Conversion Proceeds	$143,183,850

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$143,183,850
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(8,970,000)
Less: Restricted Stock Purchases (2)	(5,575,416)
Net Proceeds to be Reinvested	$128,638,434
Estimated after-tax net incremental rate of return	2.89%
Earnings Increase	$3,720,211
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(264,167)
Less: Stock Programs Vesting (3)	(656,784)
Less: Option Plan Vesting (4)	(633,822)
Net Earnings Increase	$2,165,438

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$4,704,000	$2,165,438	$6,869,438
12 Months ended June 30, 2007 (core)	$4,762,000	$2,165,438	$6,927,438

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$92,317,000	$128,638,434	$0	$220,955,434
June 30, 2007 (Tangible)	$88,044,000	$128,638,434	$0	$216,682,434

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$799,625,000	$128,638,434	$0	$928,263,434

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.73% of the second step offering.
(3) ESOP amortized over 20 years, SBIP amortized over 5 years, tax effected at: 41.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kaiser Federal Financial Group, Inc.
At the Supermaximum Value

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$270,620,630
	Exchange Ratio	1.94008
	2nd Step Offering Proceeds	$171,925,000
	Less: Estimated Offering Expenses	7,499,523
	Plus: MHC Assets	24,000
	2nd Step Net Conversion Proceeds	$164,449,477
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$164,449,477
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(10,315,500)
	Less: Restricted Stock Purchases (2)	(6,411,729)
	Net Proceeds to be Reinvested	$147,722,248
	Estimated after-tax net incremental rate of return	2.89%
	Earnings Increase	$4,272,113
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(303,791)
	Less: Stock Programs Vesting (3)	(755,302)
	Less: Option Plan Vesting (4)	(728,895)
	Net Earnings Increase	$2,484,124

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$4,704,000	$2,484,124	$7,188,124
	12 Months ended June 30, 2007 (core)	$4,762,000	$2,484,124	$7,246,124

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$92,317,000	$147,722,248	$0	$240,039,248
	June 30, 2007 (Tangible)	$88,044,000	$147,722,248	$0	$235,766,248

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$799,625,000	$147,722,248	$0	$947,347,248

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.73% of the second step offering.
(3) ESOP amortized over 20 years, SBIP amortized over 5 years, tax effected at: 41.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Kaiser Federal Financial Group and Comparables
For the Twelve Months Ended June 30, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BOFI	Bofi Holding, Inc. Of CA	3,007	-489	166	0	2,684	8,268	0.32
FPTB	First PacTrust Bancorp of CA	4,318	0	0	0	4,318	4,404	0.98
HARL	Harleysville Svgs Fin Cp of PA	3,333	-160	54	0	3,227	3,852	0.84
HWFG	Harrington West Fncl Grp of CA	7,106	1,004	-341	0	7,769	5,547	1.40
PFB	PFF Bancorp, Inc. of Pomona CA	41,040	669	-227	0	41,482	23,420	1.77
PBCI	Pamrapo Bancorp, Inc. of NJ	5,590	-430	146	0	5,306	4,976	1.07
RPFG	Rainier Pacific Fin Grp of WA(2)	2,960	-281	96	0	2,775	6,568	0.42
RVSB	Riverview Bancorp, Inc. of WA	11,814	-387	132	0	11,559	11,567	1.00
THRD	TF Fin. Corp. of Newtown PA	5,302	-317	108	0	5,093	2,885	1.77
TSBK	Timberland Bancorp, Inc. of WA	8,152	-431	147	0	7,868	7,025	1.12

(2) Financial information is for the quarter ending December 31, 2006.

Source: Kaiser Federal Financial Groups audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covina, State of California, on September 26, 2007.

KAISER FEDERAL FINANCIAL GROUP, INC.

By: 

Kay M. Hoveland
President and Chief Executive Officer

END